Exhibit 99.1 Complete Financial Statements in IFRS March 31, 2020 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Exhibit 99.1 Complete Financial Statements in IFRS March 31, 2020 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

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Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ) as at March 31, 2020 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2020, and the consolidated financial performance and its consolidated cash flows for the three-month period then ended, in accordance with IAS 34. Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ) as at March 31, 2020 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2020, and the consolidated financial performance and its consolidated cash flows for the three-month period then ended, in accordance with IAS 34.

Other matters Statement of added value The consolidated interim financial statements referred to above include the consolidated statement of added value for the three-month period ended March 31, 2020. This statement is the responsibility of the Company's management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated interim financial statements for the purpose of concluding whether it is reconciled with the consolidated interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - Statement of Value Added . Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated interim financial statements taken as a whole. São Paulo, May 4, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Other matters Statement of added value The consolidated interim financial statements referred to above include the consolidated statement of added value for the three-month period ended March 31, 2020. This statement is the responsibility of the Company's management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated interim financial statements for the purpose of concluding whether it is reconciled with the consolidated interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - Statement of Value Added . Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated interim financial statements taken as a whole. São Paulo, May 4, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3

Management Report 1Q20 Dear reader, The COVID-19 pandemic has brought a new source of uncertainty to global economic activity. We are experiencing a serious crisis of an unprecedented nature in the last hundred years, and its social and economic consequences are already affecting the lives of everyone, both population and companies. Authorities around the world have taken restrictive measures to contain the spread of the disease. These restrictions have had a profound impact on the economy, since the predominant portion of economic activity assumes that people move around and meet. Although the uncertainties surrounding the duration of the restrictions make it difficult to quantify these impacts, several indicators of economic activity are now showing signs of weakening in consumer goods and services. In Brazil, as well as in other countries around the world, measures have been announced to stimulate the economy and credit, including the continuity of the cycle of cuts in the SELIC rate supported by the low level of inflation. In the banking industry, the regulator has adopted measures to ensure that the system remains liquid, stable, and capitalized while offering special conditions so that the segments most affected by the crisis can renegotiate their debts. It was impossible to predict this crisis, much less so its magnitude. Since the early days of the pandemic, protecting our employees, clients, suppliers, and society has been our absolute priority. The transformation we have undergone in recent years has encompassed continuous investment in the development of personnel and technology, both in how the bank is managed, and in customer service, which has enabled us to be better prepared for moments of crisis. We have established three approaches to dealing with the impacts of COVID-19: 1. To search for the best solutions in order to serve our customers in the best way possible. • We announced a timely extension of 60 days to installment payments of up-to-date loans, maintaining the original interest rate of the contract. In April, we extended the term for extending loan and financing installments by up to 120 days for individuals and up to 180 days for small and middle market companies. In addition, loan agreement terms can also be extended up to 6 years for individuals and up to 5 years for small and middle market companies, thus reducing the value of monthly installments and keeping the same interest rates. Within this period, approximately 850 thousand contracts have already been renegotiated. • We have also made available additional Rede card machines to clients for 60 days. In addition, we have strengthened our commitment to anticipate by two days, free of charge, single-installment sales on credit cards using Rede bankcard machines. Since December 2019, this condition has been available to those without accounts at Itaú Unibanco with annual billings of up to R$ 30 million. • In a partnership between Rede and iFood, the period for transferring to commercial establishments the amounts paid using the app has been reduced from 30 to 7 days. This measure aims to mitigate the effects of the crisis on the cash flow of bars and restaurants. • We have transferred the full benefit of the cut in the base rate to personal and working capital loans. • We have adhered to the emergency fund to finance the payrolls of companies with annual invoicing of up to R$ 10 million. The credit line is 85% funded by the National Treasury, operated via the BNDES and 15% by the banks themselves, who are responsible for transferring the proceeds to their clients. Borrowers will have a six-month grace period, with repayment in up to 36 monthly installments, at an interest rate equivalent to the CDI rate, that is, with no spread being charged. 05Management Report 1Q20 Dear reader, The COVID-19 pandemic has brought a new source of uncertainty to global economic activity. We are experiencing a serious crisis of an unprecedented nature in the last hundred years, and its social and economic consequences are already affecting the lives of everyone, both population and companies. Authorities around the world have taken restrictive measures to contain the spread of the disease. These restrictions have had a profound impact on the economy, since the predominant portion of economic activity assumes that people move around and meet. Although the uncertainties surrounding the duration of the restrictions make it difficult to quantify these impacts, several indicators of economic activity are now showing signs of weakening in consumer goods and services. In Brazil, as well as in other countries around the world, measures have been announced to stimulate the economy and credit, including the continuity of the cycle of cuts in the SELIC rate supported by the low level of inflation. In the banking industry, the regulator has adopted measures to ensure that the system remains liquid, stable, and capitalized while offering special conditions so that the segments most affected by the crisis can renegotiate their debts. It was impossible to predict this crisis, much less so its magnitude. Since the early days of the pandemic, protecting our employees, clients, suppliers, and society has been our absolute priority. The transformation we have undergone in recent years has encompassed continuous investment in the development of personnel and technology, both in how the bank is managed, and in customer service, which has enabled us to be better prepared for moments of crisis. We have established three approaches to dealing with the impacts of COVID-19: 1. To search for the best solutions in order to serve our customers in the best way possible. • We announced a timely extension of 60 days to installment payments of up-to-date loans, maintaining the original interest rate of the contract. In April, we extended the term for extending loan and financing installments by up to 120 days for individuals and up to 180 days for small and middle market companies. In addition, loan agreement terms can also be extended up to 6 years for individuals and up to 5 years for small and middle market companies, thus reducing the value of monthly installments and keeping the same interest rates. Within this period, approximately 850 thousand contracts have already been renegotiated. • We have also made available additional Rede card machines to clients for 60 days. In addition, we have strengthened our commitment to anticipate by two days, free of charge, single-installment sales on credit cards using Rede bankcard machines. Since December 2019, this condition has been available to those without accounts at Itaú Unibanco with annual billings of up to R$ 30 million. • In a partnership between Rede and iFood, the period for transferring to commercial establishments the amounts paid using the app has been reduced from 30 to 7 days. This measure aims to mitigate the effects of the crisis on the cash flow of bars and restaurants. • We have transferred the full benefit of the cut in the base rate to personal and working capital loans. • We have adhered to the emergency fund to finance the payrolls of companies with annual invoicing of up to R$ 10 million. The credit line is 85% funded by the National Treasury, operated via the BNDES and 15% by the banks themselves, who are responsible for transferring the proceeds to their clients. Borrowers will have a six-month grace period, with repayment in up to 36 monthly installments, at an interest rate equivalent to the CDI rate, that is, with no spread being charged. 05

• We have encouraged the use of digital channels in order to reduce the movement of people in the branches. We have developed new self-service functionalities that reduce the need for clients to travel. In March 2020, we had the largest monthly volume of accesses to our digital channels, reaching 12.9 million people, representing an increase of 12% in 12 months. Even with this significant increase in the period, 99.8% of clients experienced no impact in the main functionalities, demonstrating the robust nature and stability of our infrastructure. Expansion of services digitally provided * +70% INSS usage of the check deposit functionality on the app Payment of INSS Recovery of card Check deposits New menu of 14 thousand deposits/day pensioners passwords on the using Itaú app digital services for Feb/20 Mar/20 using the 24h apps cards network (*) Retirees and Social Security Growth in the share of digital channels Account Time deposits Working Personal openings and fixed capital loans loans % % % % 32 47 34 42 (Mar/20 vs. Feb/20) • We have intensified communication with our clients through up-to-date bulletins about the availability of branches and step-by-step guides on how to use digital channels, while offering appropriate products and services for the times we are living, virtual meetings with clients and daily notifications on social networks through live sessions and podcasts. • In our branches we have adopted prevention protocols with proper distancing between employees and clients, reduced business hours to adjust the movement of clients, and have established exclusive banking hoursfor retirees and social security (INSS) beneficiaries. 0 6• We have encouraged the use of digital channels in order to reduce the movement of people in the branches. We have developed new self-service functionalities that reduce the need for clients to travel. In March 2020, we had the largest monthly volume of accesses to our digital channels, reaching 12.9 million people, representing an increase of 12% in 12 months. Even with this significant increase in the period, 99.8% of clients experienced no impact in the main functionalities, demonstrating the robust nature and stability of our infrastructure. Expansion of services digitally provided * +70% INSS usage of the check deposit functionality on the app Payment of INSS Recovery of card Check deposits New menu of 14 thousand deposits/day pensioners passwords on the using Itaú app digital services for Feb/20 Mar/20 using the 24h apps cards network (*) Retirees and Social Security Growth in the share of digital channels Account Time deposits Working Personal openings and fixed capital loans loans % % % % 32 47 34 42 (Mar/20 vs. Feb/20) • We have intensified communication with our clients through up-to-date bulletins about the availability of branches and step-by-step guides on how to use digital channels, while offering appropriate products and services for the times we are living, virtual meetings with clients and daily notifications on social networks through live sessions and podcasts. • In our branches we have adopted prevention protocols with proper distancing between employees and clients, reduced business hours to adjust the movement of clients, and have established exclusive banking hoursfor retirees and social security (INSS) beneficiaries. 0 6

2. To keep operating normally under abnormal conditions. The executive committee has established an intensified crisis management agenda responsible for monitoring the pandemic and its impacts, as well as the deliberations and positioning adopted by the institution. Each matter is discussed 1 by the members of the executive committee, the executive directors and in the business war rooms . Executive Committee agenda Check Point of Executive Committee + 7 executive directors Institutional Crisis Management Committee and Check Point of Risks Febraban and Retail War Rooms and Wholesale Committee People, Legal, Marketing, IT, CRM and Service channels War Rooms (1) War rooms are spaces dedicated to planning and execution of certain issues. • We have reduced the number of physical customer service personnel and increased the spacing between people at the service hubs in order to reduce the movement of people and the possibilities of contagion. • We have reduced the movement of people at the administrative hubs by 94%, and they are now working from home. • From the second half of March to April 29, 2020, up to 95% of our employees from the central administration, call centers and digital branches were working remotely from home. Infrastructure capable of supporting our operations in a remote environment Calls Call + 1,526% + 1,383% Calls Teleconferences Teleconferences Meetings Mar-1 04/mar 07/mar 10/mar 13/mar 16/mar 19/mar Mar-22 Our ability to adapt to the crisis is the result not only of our investments in technology, which enables virtual interaction, but also our investments in a flexible work environment, like home offices, the integrated communities between different areas of the bank and new layouts at the administrative centers to enhance employee mobility. 3. To ensure the well-being of our employees “People are everything to us”. True to this motto, we are acting to reduce the effects of the crisis and to ensure our employees’ health and safety. • We have encouraged employees in the risk group to come forward, while those who cannot work from home have been given vacations. • To support those who may incur extra expenses on account of the current crisis, we have decided to pay in advance the 13th salary on April’s payroll. • We have set up a process of communication and transparency with our employees through e-mails, the in-house employee portal and weekly videos recorded by our President and CEO Candido Bracher, conveying the latest developments involving COVID-19. • We have suspended dismissals during the crisis period, except in cases of serious breaches of ethics. 07 • In the branches, we now provide masks to all our employees in contact with the public, installed Plexiglass screens and reviewed our cleaning protocols.2. To keep operating normally under abnormal conditions. The executive committee has established an intensified crisis management agenda responsible for monitoring the pandemic and its impacts, as well as the deliberations and positioning adopted by the institution. Each matter is discussed 1 by the members of the executive committee, the executive directors and in the business war rooms . Executive Committee agenda Check Point of Executive Committee + 7 executive directors Institutional Crisis Management Committee and Check Point of Risks Febraban and Retail War Rooms and Wholesale Committee People, Legal, Marketing, IT, CRM and Service channels War Rooms (1) War rooms are spaces dedicated to planning and execution of certain issues. • We have reduced the number of physical customer service personnel and increased the spacing between people at the service hubs in order to reduce the movement of people and the possibilities of contagion. • We have reduced the movement of people at the administrative hubs by 94%, and they are now working from home. • From the second half of March to April 29, 2020, up to 95% of our employees from the central administration, call centers and digital branches were working remotely from home. Infrastructure capable of supporting our operations in a remote environment Calls Call + 1,526% + 1,383% Calls Teleconferences Teleconferences Meetings Mar-1 04/mar 07/mar 10/mar 13/mar 16/mar 19/mar Mar-22 Our ability to adapt to the crisis is the result not only of our investments in technology, which enables virtual interaction, but also our investments in a flexible work environment, like home offices, the integrated communities between different areas of the bank and new layouts at the administrative centers to enhance employee mobility. 3. To ensure the well-being of our employees “People are everything to us”. True to this motto, we are acting to reduce the effects of the crisis and to ensure our employees’ health and safety. • We have encouraged employees in the risk group to come forward, while those who cannot work from home have been given vacations. • To support those who may incur extra expenses on account of the current crisis, we have decided to pay in advance the 13th salary on April’s payroll. • We have set up a process of communication and transparency with our employees through e-mails, the in-house employee portal and weekly videos recorded by our President and CEO Candido Bracher, conveying the latest developments involving COVID-19. • We have suspended dismissals during the crisis period, except in cases of serious breaches of ethics. 07 • In the branches, we now provide masks to all our employees in contact with the public, installed Plexiglass screens and reviewed our cleaning protocols.

The following tables present the main indicators comprising our result: In R$ billions 1Q20 1Q19 Variation Income Information 1, 2 Operating Revenues 28.4 28.4 0.0% Net Interest Income ² 17.0 17.6 -3,6% Banking Services Fees and Insurance ³ 11.2 10.2 9.6% Expected Loss from Financial Assets and Claims (10.1) (3.7) 173.9% General and Administrative Expenses 4 (12.9) (13.5) -4.3% Net Income 3.7 6.9 -46.7% Net Income Attributable to Controlling Shareholders 3.5 6.7 -48.7% 5 Return on Annualized Average Equity 10.8% 22.2% -1,140 bps 1Q20 1Q19 Variation Balance Sheet Information Total Assets 19.5% 1,848 1,546 6 Loan P o r t f o l i o 771.6 650.6 18.6% Tier 1 Capital - BIS III 12.0% 14.6% 1Q20 1Q19 Variation Shares Weighted Average Number of Outstanding Shares – in millions 9,751 9,729 0.2% Net Income per Share - R$ 0.35 0.69 -49.3% 1Q20 1Q19 Variation (1) Fonte: Banco Central do Brasil Other Information Branches 4,501 4,934 -8.8% Physical and Client Service Branches (CSBs) 4,305 4,739 -9.2% Digital 196 195 0.5% Employees - in thousands 95,3 99,7 -4,4% Brazil 82.1 86.2 -4.8% Abroad 13.2 13.5 -2.1% (1) Operating Revenues are the sum of (i) Interest Income and similar income of financial assets at amortized cost and at fair value through other comprehensive income; (ii) Interest, similar income and dividend of financial assets at fair value through profit or loss; (iii ) Interest and Similar Expenses, (iv) Adjustments to Fair Value of Financial Assets and Liabilities; (v) Foreign exchange results and exchange variations in foreign transactions (vi) Revenues from banking services (vii) Income from insurance and private pension operations before claim and selling expenses (viii) Other income; (2) The sum of (i) Revenue from Interest and Earnings from Financial Assets at Amortized Cost and Fair Value through Other Comprehensive Income, (ii) Revenue from Interest, Earnings and Dividends on Financial Assets at Fair Value through Income, (iii) Interest and Similar Expenses, (iv) Adjustment to Fair Value of Financial Assets and Liabilities and (v) Result from Exchange Operations and Exchange Rate Variation on Overseas Transactions; (3) The sum on the Revenues from Services and Revenues from Insurance, Pension Plans and Savings Bonds, before Claims and Sales Expenses, net of reinsurance; (4) For better comparability, the adjustment of the hedge tax effects on foreign investments was applied; (5) The return is calculated by dividing the Net Income Attributable to Controlling Shareholders by the Average Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio; (5) Portfolio of Loans, Financial Guarantees Provided and Private Securities; 08 -260 bpsThe following tables present the main indicators comprising our result: In R$ billions 1Q20 1Q19 Variation Income Information 1, 2 Operating Revenues 28.4 28.4 0.0% Net Interest Income ² 17.0 17.6 -3,6% Banking Services Fees and Insurance ³ 11.2 10.2 9.6% Expected Loss from Financial Assets and Claims (10.1) (3.7) 173.9% General and Administrative Expenses 4 (12.9) (13.5) -4.3% Net Income 3.7 6.9 -46.7% Net Income Attributable to Controlling Shareholders 3.5 6.7 -48.7% 5 Return on Annualized Average Equity 10.8% 22.2% -1,140 bps 1Q20 1Q19 Variation Balance Sheet Information Total Assets 19.5% 1,848 1,546 6 Loan P o r t f o l i o 771.6 650.6 18.6% Tier 1 Capital - BIS III 12.0% 14.6% 1Q20 1Q19 Variation Shares Weighted Average Number of Outstanding Shares – in millions 9,751 9,729 0.2% Net Income per Share - R$ 0.35 0.69 -49.3% 1Q20 1Q19 Variation (1) Fonte: Banco Central do Brasil Other Information Branches 4,501 4,934 -8.8% Physical and Client Service Branches (CSBs) 4,305 4,739 -9.2% Digital 196 195 0.5% Employees - in thousands 95,3 99,7 -4,4% Brazil 82.1 86.2 -4.8% Abroad 13.2 13.5 -2.1% (1) Operating Revenues are the sum of (i) Interest Income and similar income of financial assets at amortized cost and at fair value through other comprehensive income; (ii) Interest, similar income and dividend of financial assets at fair value through profit or loss; (iii ) Interest and Similar Expenses, (iv) Adjustments to Fair Value of Financial Assets and Liabilities; (v) Foreign exchange results and exchange variations in foreign transactions (vi) Revenues from banking services (vii) Income from insurance and private pension operations before claim and selling expenses (viii) Other income; (2) The sum of (i) Revenue from Interest and Earnings from Financial Assets at Amortized Cost and Fair Value through Other Comprehensive Income, (ii) Revenue from Interest, Earnings and Dividends on Financial Assets at Fair Value through Income, (iii) Interest and Similar Expenses, (iv) Adjustment to Fair Value of Financial Assets and Liabilities and (v) Result from Exchange Operations and Exchange Rate Variation on Overseas Transactions; (3) The sum on the Revenues from Services and Revenues from Insurance, Pension Plans and Savings Bonds, before Claims and Sales Expenses, net of reinsurance; (4) For better comparability, the adjustment of the hedge tax effects on foreign investments was applied; (5) The return is calculated by dividing the Net Income Attributable to Controlling Shareholders by the Average Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio; (5) Portfolio of Loans, Financial Guarantees Provided and Private Securities; 08 -260 bps

Results and Capital Management The percentages of increase or decrease in this section refer to the comparison of the first three months of 2020 against the same period in 2019, except when otherwise indicated. As of March 11, 2020, the date on which the World Health Organization declared the COVID 19 pandemic, measures of social isolation and restriction of activities in Brazil and worldwide have intensified. Given this context, we list the main impacts of the covid-19 pandemic on our operations and results: 1. An increase in loan and financing operations and impacts on the pricing of financial instruments. Below we mention the growth in our loan portfolio in the main segments, compared to December 2019: • 10.1% in very small, small and middle market companies in Brazil; • 21.5% in large companies in Brazil; • 18.1% in operations in Latin America, mainly impacted by the exchange rate variation; • Total loan portfolio with Financial Guarantees Provided and Corporate Securities: 9.6%. In comparison with the 1st quarter of 2019, there was a growth in credit origination across practically all segments. In Brazil, there was a total growth of 36.5% in the origination, of which: • 8.8% for individuals; • 22.3% for very small, small and middle market companies; • 71.9% for large companies. The interest margin decreased 3.6%, mainly due to the exchange rate variation, which impacts financial expenses. Additionally, there is the impact of lower spreads on credit products and the decrease in interest rates. This result was partially offset by the portfolio growth above-mentioned and lower financial expenses with technical provisions for insurance and pension plan, reflecting the devaluation of investment fund quotas. The growth of 9.6% in revenues from commissions and fees and insurance and pensions plans results was primarily due to the following increases: • 45.0% in fund management, as a result of the 12.4% increase in the balance of assets under management and and higher revenues from performance fees; • 123,4% in financial economic advisory and brokerage as a result of greater activity in the capital market in the first two months of 2020. In the local fixed income sector, we participated in operations with debentures, promissory notes and securitization, having distributed R$ 1,877 million until February 2020. In the case of variable income business, we undertook 6 transactions in South America, totaling US$ 403 million. Regarding mergers and acquisitions, we provided financial advisory to 13 operations in South America, totaling US$ 724 million; and • 4.2% in current account services due to the increase in the current account holders and the greater number of payment transactions, although this result is partially offset by the greater number of exemptions in current account types. The result was partially offset by the reduction in revenues from acquiring activities, given the lower revenues from the Merchant Discount Rate - MDR , prepayment rates and machines rental. As of the second half of March 2020, there was a reduction in the transaction amount due to measures of social distance. 09Results and Capital Management The percentages of increase or decrease in this section refer to the comparison of the first three months of 2020 against the same period in 2019, except when otherwise indicated. As of March 11, 2020, the date on which the World Health Organization declared the COVID 19 pandemic, measures of social isolation and restriction of activities in Brazil and worldwide have intensified. Given this context, we list the main impacts of the covid-19 pandemic on our operations and results: 1. An increase in loan and financing operations and impacts on the pricing of financial instruments. Below we mention the growth in our loan portfolio in the main segments, compared to December 2019: • 10.1% in very small, small and middle market companies in Brazil; • 21.5% in large companies in Brazil; • 18.1% in operations in Latin America, mainly impacted by the exchange rate variation; • Total loan portfolio with Financial Guarantees Provided and Corporate Securities: 9.6%. In comparison with the 1st quarter of 2019, there was a growth in credit origination across practically all segments. In Brazil, there was a total growth of 36.5% in the origination, of which: • 8.8% for individuals; • 22.3% for very small, small and middle market companies; • 71.9% for large companies. The interest margin decreased 3.6%, mainly due to the exchange rate variation, which impacts financial expenses. Additionally, there is the impact of lower spreads on credit products and the decrease in interest rates. This result was partially offset by the portfolio growth above-mentioned and lower financial expenses with technical provisions for insurance and pension plan, reflecting the devaluation of investment fund quotas. The growth of 9.6% in revenues from commissions and fees and insurance and pensions plans results was primarily due to the following increases: • 45.0% in fund management, as a result of the 12.4% increase in the balance of assets under management and and higher revenues from performance fees; • 123,4% in financial economic advisory and brokerage as a result of greater activity in the capital market in the first two months of 2020. In the local fixed income sector, we participated in operations with debentures, promissory notes and securitization, having distributed R$ 1,877 million until February 2020. In the case of variable income business, we undertook 6 transactions in South America, totaling US$ 403 million. Regarding mergers and acquisitions, we provided financial advisory to 13 operations in South America, totaling US$ 724 million; and • 4.2% in current account services due to the increase in the current account holders and the greater number of payment transactions, although this result is partially offset by the greater number of exemptions in current account types. The result was partially offset by the reduction in revenues from acquiring activities, given the lower revenues from the Merchant Discount Rate - MDR , prepayment rates and machines rental. As of the second half of March 2020, there was a reduction in the transaction amount due to measures of social distance. 09

2. An increase in renegotiation requests and the extension of terms for credit operations: As previously mentioned, we announced the extension to installments payments of up-to-date loans as part of the solutions to serve our clients in this delicate moment. 3. Impacts on the provision for loan losses and impairment of financial assets: The expected loss from financial assets and claims increased 173.9%, mainly with loan operations due to the change in the macroeconomic scenario and the financial perspectives of individuals and companies as of the second half of March 2020. The general and administrative expenses decreased 4.3% in the first quarter of 2020 compared to the same period of 2019. Some events had a positive impact on our expenses such as the closing of brick and mortar branches, resulting in a reduction in fixed costs and, naturally, also in the total number of employees - which also had a reduction as a result of the voluntary severance program carried out in the third quarter of 2019. In addition, there was a reduction in expenses with profit sharing, data processing and telecommunication. In the first quarter of 2020 our net income attributable to the controlling shareholders stood at R$ 3.5 billion, with a return on Shareholders’ Equity of 10.8%. 4. An increase in funds raised, associated with the positive flow of resources both from retail and wholesale, verified as of the second half of March 2020. We highlight below the growth in the main deposit balances in relation to December 2019: • 26.5% in time deposits; • 23.6% in demand deposits; and • 3.5 in savings deposits. The Tier 1 Capital Ratio measures the ratios of the bank’s capital and the risk level of its assets. Maintaining adequate levels aims to protect the institution in the event of severe stress. We present below the main events that impacted our ratio in the first quarter of 2020: Tier 1 Capital Ratio 14.4% 12.0% -1.1% 0.4% 0.3% -1.5% 0.3% -0.2% -0.7% 1.3% 1.7% 10.3% 13.2% Securities mark Additional dividends Net income and Tax Credit Risk-Weighted Additional Foreign exchange ¹ and interest on to market Assets minimum Tier I Capital variation in the AT1 own capital from 2019 required dividend Mar/20 Dec/19 Common Equity Tier I (CET I) Additional Tier 1 Capital (AT1) (1) Level 1 additional capital issued in February 2020. As of March 31, 2020, our Tier I Capital ratio reached 12.0%, comprising 10.3% of Common Equity Tier I and 1.7% of Additional Tier 1 Capital. The main factors which affected the index in the quarter were the growth in the Risk-Weighted Assets related to loan portfolio , mainly due to exchange rate variations and the growth of our credit portfolio. 102. An increase in renegotiation requests and the extension of terms for credit operations: As previously mentioned, we announced the extension to installments payments of up-to-date loans as part of the solutions to serve our clients in this delicate moment. 3. Impacts on the provision for loan losses and impairment of financial assets: The expected loss from financial assets and claims increased 173.9%, mainly with loan operations due to the change in the macroeconomic scenario and the financial perspectives of individuals and companies as of the second half of March 2020. The general and administrative expenses decreased 4.3% in the first quarter of 2020 compared to the same period of 2019. Some events had a positive impact on our expenses such as the closing of brick and mortar branches, resulting in a reduction in fixed costs and, naturally, also in the total number of employees - which also had a reduction as a result of the voluntary severance program carried out in the third quarter of 2019. In addition, there was a reduction in expenses with profit sharing, data processing and telecommunication. In the first quarter of 2020 our net income attributable to the controlling shareholders stood at R$ 3.5 billion, with a return on Shareholders’ Equity of 10.8%. 4. An increase in funds raised, associated with the positive flow of resources both from retail and wholesale, verified as of the second half of March 2020. We highlight below the growth in the main deposit balances in relation to December 2019: • 26.5% in time deposits; • 23.6% in demand deposits; and • 3.5 in savings deposits. The Tier 1 Capital Ratio measures the ratios of the bank’s capital and the risk level of its assets. Maintaining adequate levels aims to protect the institution in the event of severe stress. We present below the main events that impacted our ratio in the first quarter of 2020: Tier 1 Capital Ratio 14.4% 12.0% -1.1% 0.4% 0.3% -1.5% 0.3% -0.2% -0.7% 1.3% 1.7% 10.3% 13.2% Securities mark Additional dividends Net income and Tax Credit Risk-Weighted Additional Foreign exchange ¹ and interest on to market Assets minimum Tier I Capital variation in the AT1 own capital from 2019 required dividend Mar/20 Dec/19 Common Equity Tier I (CET I) Additional Tier 1 Capital (AT1) (1) Level 1 additional capital issued in February 2020. As of March 31, 2020, our Tier I Capital ratio reached 12.0%, comprising 10.3% of Common Equity Tier I and 1.7% of Additional Tier 1 Capital. The main factors which affected the index in the quarter were the growth in the Risk-Weighted Assets related to loan portfolio , mainly due to exchange rate variations and the growth of our credit portfolio. 10

Liquidity Capital > Cash and liquidity on adequate levels at this critical Solid capital base. > moment. . > Capital can absorb the worst case scenario: > Short and long-term liquidity indicators stress tests carried out constantly with aligned with the bank’s risk appetite. pre-defined actions, if necessary. > Positive flow of resources in Retail and Wholesale deposits > Liquidity Coverage Ratio (LCR): 165.5% Regulatory minimum: 100% In order to reduce the effects of the crisis, the regulator has taken measures aimed at guaranteeing liquidity and capitalization of banks at adequate levels. Measures that increased the System's liquidity Regulatory changes implemented and respective impacts on the Financial System (in R$) Aditional Reserve Requirements release 68 bn Agricultural Credit Bonds flexibilization 2.2 bn Loan backed by guaranteed financial bills 670 bn New Term Deposit with Special Guarantee 200 bn Loan backed by debentures 91 bn Aditional Reserve + Liquidity Coverage Ratio 135 bn 50 bn Repurchase operations of Brazilian sovereign bonds Before 2.5% Reduction of the Conservation Additional Now 1.25% of Main Capital In the capital markets, we have noted an increase in our shareholder base, which attained 349,000 at the end of March 2020, representing an increase of 69% in relation to the same period of 2019. The diversification of our investors is important for the liquidity of our shares and reflects the increase in activity of the Brazilian capital markets. The following graph shows the daily financial trading volume of our shares, which have a significant participation in market indexes in Brazil and abroad. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 71% in the average daily trading volume since 2018. 2,148 +71% 1,388 1,180 1,253 B3 (Common+Preferred) 744 653 968 NYSE (ADR) 600 644 2018 2019 1Q20 11Liquidity Capital > Cash and liquidity on adequate levels at this critical Solid capital base. > moment. . > Capital can absorb the worst case scenario: > Short and long-term liquidity indicators stress tests carried out constantly with aligned with the bank’s risk appetite. pre-defined actions, if necessary. > Positive flow of resources in Retail and Wholesale deposits > Liquidity Coverage Ratio (LCR): 165.5% Regulatory minimum: 100% In order to reduce the effects of the crisis, the regulator has taken measures aimed at guaranteeing liquidity and capitalization of banks at adequate levels. Measures that increased the System's liquidity Regulatory changes implemented and respective impacts on the Financial System (in R$) Aditional Reserve Requirements release 68 bn Agricultural Credit Bonds flexibilization 2.2 bn Loan backed by guaranteed financial bills 670 bn New Term Deposit with Special Guarantee 200 bn Loan backed by debentures 91 bn Aditional Reserve + Liquidity Coverage Ratio 135 bn 50 bn Repurchase operations of Brazilian sovereign bonds Before 2.5% Reduction of the Conservation Additional Now 1.25% of Main Capital In the capital markets, we have noted an increase in our shareholder base, which attained 349,000 at the end of March 2020, representing an increase of 69% in relation to the same period of 2019. The diversification of our investors is important for the liquidity of our shares and reflects the increase in activity of the Brazilian capital markets. The following graph shows the daily financial trading volume of our shares, which have a significant participation in market indexes in Brazil and abroad. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 71% in the average daily trading volume since 2018. 2,148 +71% 1,388 1,180 1,253 B3 (Common+Preferred) 744 653 968 NYSE (ADR) 600 644 2018 2019 1Q20 11

Our shares ended the quarter quoted at R$ 23.09 (ITUB4 - preferred shares) and R$ 22.08 (ITUB3 - common shares). We present below the evolution of R$ 100 invested since the announcement of the merger between Itaú and Unibanco in October 2008. 405 288 246 239 196 Oct-08 Jun-09 Feb-10 Oct-10 Jun-11 Feb-12 Oct-12 Jun-13 Feb-14 Oct-14 Jun-15 Feb-16 Oct-16 Jun-17 Feb-18 Oct-18 Jun-19 Mar-20 ITUB4 adjusted for dividends ITUB4 without adjustment for dividends CDI rate Ibovespa US Dollar 2020 Annual and Extraordinary General Meeting We held our Annual and Extraordinary Meeting of Shareholders on April 28. At the meeting, our shareholders voted on (i) the financial statements of December 31, 2019, approving the distribution of earnings for the year; (ii) the election of the members of the Board of Directors (BD) for the next annual term of office; (iii) the election of the members of the Fiscal Council (FC), which is a body independent from the management and which oversees the management and the accounts; (iv) the allocations designated for the global compensation of the executive board and the BD, as well as the compensation of the members of the FC; and (v) the amendment to the bylaws formalizing the possibility of taking out civil liability insurance or, in addition, undertaking an indemnity commitment in favor of the management and employees holding managerial positions or functions in the bank or its subsidiaries, as well as those formally appointed to managerial positions at other entities. 12Our shares ended the quarter quoted at R$ 23.09 (ITUB4 - preferred shares) and R$ 22.08 (ITUB3 - common shares). We present below the evolution of R$ 100 invested since the announcement of the merger between Itaú and Unibanco in October 2008. 405 288 246 239 196 Oct-08 Jun-09 Feb-10 Oct-10 Jun-11 Feb-12 Oct-12 Jun-13 Feb-14 Oct-14 Jun-15 Feb-16 Oct-16 Jun-17 Feb-18 Oct-18 Jun-19 Mar-20 ITUB4 adjusted for dividends ITUB4 without adjustment for dividends CDI rate Ibovespa US Dollar 2020 Annual and Extraordinary General Meeting We held our Annual and Extraordinary Meeting of Shareholders on April 28. At the meeting, our shareholders voted on (i) the financial statements of December 31, 2019, approving the distribution of earnings for the year; (ii) the election of the members of the Board of Directors (BD) for the next annual term of office; (iii) the election of the members of the Fiscal Council (FC), which is a body independent from the management and which oversees the management and the accounts; (iv) the allocations designated for the global compensation of the executive board and the BD, as well as the compensation of the members of the FC; and (v) the amendment to the bylaws formalizing the possibility of taking out civil liability insurance or, in addition, undertaking an indemnity commitment in favor of the management and employees holding managerial positions or functions in the bank or its subsidiaries, as well as those formally appointed to managerial positions at other entities. 12

TODOS PELA SAUDE (ALL FOR HEALTH) - An alliance against Covid-19 On April 13, we announced the creation of the initiative Todos pela Saúde (All for Health), to be financed from a donation of R$ 1 billion and whose purpose is to fight COVID-19 and its effects on Brazilian society. A team of seven recognized specialists has been designated to define the actions to be financed with these funds. The “Todos pela Saúde” program will operate on four axis: > Informing: guidance for the population, such as the campaign to encourage the use of masks; > Protecting: testing for the population and healthcare professionals; > Caring: support for government agents at the state and large municipality level in structuring crisis cabinets; training and support for healthcare professionals; use of telemedicine; expansion of the capability and efficiency of the structures of benchmark hospitals; purchase and distribution of strategic inputs, in addition to the mobilization of equipment and human resources. > Resuming: collaboration in developing strategies aimed at the safest return to social activities, as well as programs for monitoring the high-risk population. As Brazil’s largest private bank, it rests with us to attenuate the effects of the COVID-19 pandemic and, at the same time, to support our clients and society at this sensitive time. We want to be part of the solution and we are determined to collaborate with the country in this fight against COVID-19. We have taken individual actions, in addition to those in partnership with other banks, in the search for solutions that serve society in this crisis scenario. • Previously, we had announced around R$ 250 million in donations, amounting to around R$ 1,25 billion. Among the projects that received the funds, worthy of note are: > R$ 10 million to Fundação Oswaldo Cruz (Fiocruz) to support the construction of a hospital in Rio de Janeiro; > R$ 1.5 million to expand the service capacity of the Moyses Deutsch Municipal Hospital (M'boi Mirim), in São Paulo; > R$ 8.5 million for the acquisition or respirators used in ambulances and hospitals; > R$ 200,000 for an open mechanical ventilator platform; > R$ 5 million in funds for the São Paulo Emergency Healthcare Fund, to equip the field hospitals at the Pacaembu stadium and the Anhembi convention center; 13TODOS PELA SAUDE (ALL FOR HEALTH) - An alliance against Covid-19 On April 13, we announced the creation of the initiative Todos pela Saúde (All for Health), to be financed from a donation of R$ 1 billion and whose purpose is to fight COVID-19 and its effects on Brazilian society. A team of seven recognized specialists has been designated to define the actions to be financed with these funds. The “Todos pela Saúde” program will operate on four axis: > Informing: guidance for the population, such as the campaign to encourage the use of masks; > Protecting: testing for the population and healthcare professionals; > Caring: support for government agents at the state and large municipality level in structuring crisis cabinets; training and support for healthcare professionals; use of telemedicine; expansion of the capability and efficiency of the structures of benchmark hospitals; purchase and distribution of strategic inputs, in addition to the mobilization of equipment and human resources. > Resuming: collaboration in developing strategies aimed at the safest return to social activities, as well as programs for monitoring the high-risk population. As Brazil’s largest private bank, it rests with us to attenuate the effects of the COVID-19 pandemic and, at the same time, to support our clients and society at this sensitive time. We want to be part of the solution and we are determined to collaborate with the country in this fight against COVID-19. We have taken individual actions, in addition to those in partnership with other banks, in the search for solutions that serve society in this crisis scenario. • Previously, we had announced around R$ 250 million in donations, amounting to around R$ 1,25 billion. Among the projects that received the funds, worthy of note are: > R$ 10 million to Fundação Oswaldo Cruz (Fiocruz) to support the construction of a hospital in Rio de Janeiro; > R$ 1.5 million to expand the service capacity of the Moyses Deutsch Municipal Hospital (M'boi Mirim), in São Paulo; > R$ 8.5 million for the acquisition or respirators used in ambulances and hospitals; > R$ 200,000 for an open mechanical ventilator platform; > R$ 5 million in funds for the São Paulo Emergency Healthcare Fund, to equip the field hospitals at the Pacaembu stadium and the Anhembi convention center; 13

Now is not the time to think about competition, but to join forces with our peers so that we all exit this crisis in a stronger position > Together with Bradesco and Santander, we have announced the donation of R$ 50 million to purchase approximately 15 million masks to be manufactured by small entrepreneurs within processes that will ensure compliance with safety and hygiene protocols; > Also, as part of the joint actions of Brazil’s three largest private banks, we have announced the donation of 5 million tests offered to the Ministry of Health for detecting COVID-19, as well as CT scanners and respirators. Acknowledgements We wish to thank our employees for their commitment and dedication that have enabled us to achieve sound results, and to our clients and shareholders for their interest and trust that inspire us to always do our best. (Approved at the Meeting of the Board of Directors on April 30, 2020). 14Now is not the time to think about competition, but to join forces with our peers so that we all exit this crisis in a stronger position > Together with Bradesco and Santander, we have announced the donation of R$ 50 million to purchase approximately 15 million masks to be manufactured by small entrepreneurs within processes that will ensure compliance with safety and hygiene protocols; > Also, as part of the joint actions of Brazil’s three largest private banks, we have announced the donation of 5 million tests offered to the Ministry of Health for detecting COVID-19, as well as CT scanners and respirators. Acknowledgements We wish to thank our employees for their commitment and dedication that have enabled us to achieve sound results, and to our clients and shareholders for their interest and trust that inspire us to always do our best. (Approved at the Meeting of the Board of Directors on April 30, 2020). 14

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to March 2020, we did not contract from the independent auditors and their related parties, non-external audit-related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: • January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$ 53.4 billion, representing 8.8 % of the total securities and derivative financial instruments in March 2020. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to December 2019 abide by the rules established by the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information shown in this material is available on the Investor Relations (IR) website of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center. 15Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to March 2020, we did not contract from the independent auditors and their related parties, non-external audit-related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: • January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$ 53.4 billion, representing 8.8 % of the total securities and derivative financial instruments in March 2020. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to December 2019 abide by the rules established by the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information shown in this material is available on the Investor Relations (IR) website of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center. 15

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 03/31/2020 12/31/2019 Cash 38,275 30,367 Financial Assets 1,681,710 1,501,481 At Amortized Cost 1,226,866 1,101,892 Compulsory deposits in the Central Bank of Brazil 67,772 91,248 Interbank deposits 4 50,960 34,583 Securities purchased under agreements to resell 4 265,409 198,428 Securities 9 139,343 133,119 Loan and lease operations 10 642,065 585,791 Other financial assets 18a 104,064 94,752 (-) Provision for Expected Loss 4, 9 and 10 (42,747) (36,029) At Fair Value Through Other Comprehensive Income 83,936 76,660 Securities 8 83,936 76,660 At Fair Value Through Profit or Loss 370,908 322,929 Securities 5 289,123 281,075 Derivatives 6 and 7 81,785 41,854 Investments in associates and joint ventures 11 15,277 15,097 Fixed assets, net 13 6,766 7,166 Goodwill and Intangible assets, net 14 21,364 19,719 Tax assets 65,977 48,960 Income tax and social contribution - to be offset 4,749 1,644 Income tax and social contribution - deferred 24b 56,100 38,914 Other 5,128 8,402 Other assets 18a 18,733 14,691 1,848,102 1,637,481 Total assets The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 16 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 03/31/2020 12/31/2019 Cash 38,275 30,367 Financial Assets 1,681,710 1,501,481 At Amortized Cost 1,226,866 1,101,892 Compulsory deposits in the Central Bank of Brazil 67,772 91,248 Interbank deposits 4 50,960 34,583 Securities purchased under agreements to resell 4 265,409 198,428 Securities 9 139,343 133,119 Loan and lease operations 10 642,065 585,791 Other financial assets 18a 104,064 94,752 (-) Provision for Expected Loss 4, 9 and 10 (42,747) (36,029) At Fair Value Through Other Comprehensive Income 83,936 76,660 Securities 8 83,936 76,660 At Fair Value Through Profit or Loss 370,908 322,929 Securities 5 289,123 281,075 Derivatives 6 and 7 81,785 41,854 Investments in associates and joint ventures 11 15,277 15,097 Fixed assets, net 13 6,766 7,166 Goodwill and Intangible assets, net 14 21,364 19,719 Tax assets 65,977 48,960 Income tax and social contribution - to be offset 4,749 1,644 Income tax and social contribution - deferred 24b 56,100 38,914 Other 5,128 8,402 Other assets 18a 18,733 14,691 1,848,102 1,637,481 Total assets The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 16

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 03/31/2020 12/31/2019 Financial Liabilities 1,428,561 1,211,999 At Amortized Cost 1,335,571 1,159,830 Deposits 15 606,750 507,060 Securities sold under repurchase agreements 17a 298,406 256,583 Interbank market funds 17b 188,134 174,862 Institutional market funds 17c 136,794 104,244 Other financial liabilities 18b 105,487 117,081 At Fair Value Through Profit or Loss 88,299 48,029 Derivatives 6 and 7 88,135 47,828 164 201 Structured notes 16 4,691 4,140 Provision for Expected Loss 10 3,648 3,303 Loan Commitments 1,043 837 Financial Guarantees Provision for insurance and private pensions 212,231 218,334 27c Provisions 29 20,217 21,454 Tax liabilities 24c 5,901 7,891 Income tax and social contribution - current 2,284 3,997 Income tax and social contribution - deferred 24b 581 1,058 Other 3,036 2,836 Other liabilities 18b 37,675 28,338 Total liabilities 1,704,585 1,488,016 Capital 19a 97,148 97,148 Treasury shares 19a (912) (1,274) Additional paid-in capital 19c 1,867 2,175 Appropriated reserves 19c 4,609 12,948 Unappropriated reserves 19c 31,519 29,878 Other comprehensive income (4,423) (3,950) Total stockholders’ equity attributed to the owners of the parent company 129,808 136,925 Non-controlling interests 19d 13,709 12,540 Total stockholders’ equity 143,517 149,465 Total liabilities and stockholders' equity 1,848,102 1,637,481 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 17 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 03/31/2020 12/31/2019 Financial Liabilities 1,428,561 1,211,999 At Amortized Cost 1,335,571 1,159,830 Deposits 15 606,750 507,060 Securities sold under repurchase agreements 17a 298,406 256,583 Interbank market funds 17b 188,134 174,862 Institutional market funds 17c 136,794 104,244 Other financial liabilities 18b 105,487 117,081 At Fair Value Through Profit or Loss 88,299 48,029 Derivatives 6 and 7 88,135 47,828 164 201 Structured notes 16 4,691 4,140 Provision for Expected Loss 10 3,648 3,303 Loan Commitments 1,043 837 Financial Guarantees Provision for insurance and private pensions 212,231 218,334 27c Provisions 29 20,217 21,454 Tax liabilities 24c 5,901 7,891 Income tax and social contribution - current 2,284 3,997 Income tax and social contribution - deferred 24b 581 1,058 Other 3,036 2,836 Other liabilities 18b 37,675 28,338 Total liabilities 1,704,585 1,488,016 Capital 19a 97,148 97,148 Treasury shares 19a (912) (1,274) Additional paid-in capital 19c 1,867 2,175 Appropriated reserves 19c 4,609 12,948 Unappropriated reserves 19c 31,519 29,878 Other comprehensive income (4,423) (3,950) Total stockholders’ equity attributed to the owners of the parent company 129,808 136,925 Non-controlling interests 19d 13,709 12,540 Total stockholders’ equity 143,517 149,465 Total liabilities and stockholders' equity 1,848,102 1,637,481 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 17

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Operating Revenues 13,972 28,296 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 35,588 28,192 Interest, similar income and dividend of financial assets at fair value through profit or loss (1,671) 6,142 Interest and similar expenses 21b (29,744) (18,724) Adjustments to Fair Value of Financial Assets and Liabilities 21c (7,676) 1,583 Foreign exchange results and exchange variations in foreign transactions 6,051 303 Commissions and Banking Fees 22 10,082 9,139 Income from insurance and private pension operations before claim and selling expenses 1,135 1,097 Revenues from insurance premiuns and private pensions 4,231 4,511 Change in provision for insurance and private pension (3,096) (3,414) Other income 3 207 564 Expected Loss from Financial Assets and Claims (10,083) (3,681) Expected Loss with Loan Operations and Lease Operations 10c (9,265) (3,342) Expected Loss with Other Financial Asset, net (489) (9) (Expenses) Recovery of claims (329) (330) Operating Revenues Net of Expected Losses from Financial Assets and Claims 3,889 24,615 Other operating income (expenses) (13,176) (15,077) General and administrative expenses 23 (12,906) (13,482) Tax expenses (560) (1,824) Share of profit or (loss) in associates and joint ventures 11 290 229 Net income before income tax and social contribution (9,287) 9,538 Current income tax and social contribution 24a (4,048) (1,669) Deferred income tax and social contribution 24a 17,013 (966) Net income 3,678 6,903 Net income attributable to owners of the parent company 25 3,459 6,747 Net income attributable to non-controlling interests 19d 219 156 Earnings per share - basic 25 Common 0.35 0.69 Preferred 0.35 0.69 Earnings per share - diluted 25 Common 0.35 0.69 Preferred 0.35 0.69 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 Preferred 4,792,863,835 4,770,295,919 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 Preferred 4,820,538,297 4,806,592,987 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 18 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Operating Revenues 13,972 28,296 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 35,588 28,192 Interest, similar income and dividend of financial assets at fair value through profit or loss (1,671) 6,142 Interest and similar expenses 21b (29,744) (18,724) Adjustments to Fair Value of Financial Assets and Liabilities 21c (7,676) 1,583 Foreign exchange results and exchange variations in foreign transactions 6,051 303 Commissions and Banking Fees 22 10,082 9,139 Income from insurance and private pension operations before claim and selling expenses 1,135 1,097 Revenues from insurance premiuns and private pensions 4,231 4,511 Change in provision for insurance and private pension (3,096) (3,414) Other income 3 207 564 Expected Loss from Financial Assets and Claims (10,083) (3,681) Expected Loss with Loan Operations and Lease Operations 10c (9,265) (3,342) Expected Loss with Other Financial Asset, net (489) (9) (Expenses) Recovery of claims (329) (330) Operating Revenues Net of Expected Losses from Financial Assets and Claims 3,889 24,615 Other operating income (expenses) (13,176) (15,077) General and administrative expenses 23 (12,906) (13,482) Tax expenses (560) (1,824) Share of profit or (loss) in associates and joint ventures 11 290 229 Net income before income tax and social contribution (9,287) 9,538 Current income tax and social contribution 24a (4,048) (1,669) Deferred income tax and social contribution 24a 17,013 (966) Net income 3,678 6,903 Net income attributable to owners of the parent company 25 3,459 6,747 Net income attributable to non-controlling interests 19d 219 156 Earnings per share - basic 25 Common 0.35 0.69 Preferred 0.35 0.69 Earnings per share - diluted 25 Common 0.35 0.69 Preferred 0.35 0.69 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 Preferred 4,792,863,835 4,770,295,919 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 Preferred 4,820,538,297 4,806,592,987 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 18

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Net income 3,678 6,903 Financial assets at fair value through other comprehensive income (1,378) 210 Change in fair value (2,655) 229 Tax effect 1,124 (44) (Gains) / losses transferred to income statement 21c 279 41 Tax effect (126) (16) Hedge (2,358) (118) Cash flow hedge 7 305 38 Change in fair value 583 91 Tax effect (278) (53) Hedge of net investment in foreign operation 7 (2,663) (156) Change in fair value (4,908) (274) Tax effect 2,245 118 (*) Remeasurements of liabilities for post-employment benefits 11 2 Remeasurements 26 18 4 Tax effect (7) (2) Foreign exchange variation in foreign investments 3,252 36 Total other comprehensive income (473) 130 Total comprehensive income 3,205 7,033 Comprehensive income attributable to the owners of the parent company 2,986 6,877 Comprehensive income attributable to non-controlling interests 219 156 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 19 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Net income 3,678 6,903 Financial assets at fair value through other comprehensive income (1,378) 210 Change in fair value (2,655) 229 Tax effect 1,124 (44) (Gains) / losses transferred to income statement 21c 279 41 Tax effect (126) (16) Hedge (2,358) (118) Cash flow hedge 7 305 38 Change in fair value 583 91 Tax effect (278) (53) Hedge of net investment in foreign operation 7 (2,663) (156) Change in fair value (4,908) (274) Tax effect 2,245 118 (*) Remeasurements of liabilities for post-employment benefits 11 2 Remeasurements 26 18 4 Tax effect (7) (2) Foreign exchange variation in foreign investments 3,252 36 Total other comprehensive income (473) 130 Total comprehensive income 3,205 7,033 Comprehensive income attributable to the owners of the parent company 2,986 6,877 Comprehensive income attributable to non-controlling interests 219 156 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 19

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended March 31, 2020 and 2019 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings losses – Through Other capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 486 (365) - - - - - - - 121 289 410 Transactions with owners - 486 345 - - - - - - - 831 - 831 Treasury shares Result of delivery of treasury shares - 486 345 - - - - - - - 831 - 831 Recognition of share-based payment plans - - (710) - - - - - - - (710) - (710) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 289 289 - - - 863 - (2,407) - - - - (1,544) (224) (1,768) Dividends - - - (17,500) - - - - - - (17,500) - (17,500) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - - - 14 - - - - 14 - 14 Unclaimed dividends (3) Other - - - - 4 - - - - - 4 - 4 Total comprehensive income - - - - - 6,747 210 2 36 (118) 6,877 156 7,033 Net income - - - - - 6,747 - - - - 6,747 156 6,903 Other comprehensive income for the period - - - - - - 210 2 36 (118) 130 - 130 Appropriations: Legal reserve - - - 325 - (325) - - - - - - - - - - 3,782 247 (4,029) - - - - - - - Statutory reserve Balance at 03/31/2019 97,148 (1,334) 1,755 950 29,917 - (900) (987) 3,842 (5,637) 124,754 13,905 138,659 Change in the period - 486 (3 65) (1 2,530) 251 - 210 2 36 (1 18) (1 2,028) 221 (11,807) Balance at 01/01/2020 97,148 (1,274) 2,175 12,948 29,878 - 700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Transactions with owners - 362 (308) - - - - - - - 54 1,464 1,518 - 362 200 - - - - - - - 562 - 562 Treasury shares Result of delivery of treasury shares - 362 200 - - - - - - - 562 - 562 Recognition of share-based payment plans - - (508) - - - - - - - (508) - (508) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,464 1,464 Dividends - - - 404 - (850) - - - - (446) (514) (960) Dividends / Interest on capital paid in 2020 – declared after 12/31/2019 - - - (9,811) - - - - - - (9,811) - (9,811) Unclaimed dividends and Interest on capital - - - - - 39 - - - - 39 - 39 (3) Other - - - - 61 - - - - - 61 - 61 Total comprehensive income - - - - 3,459 (1,378) 11 3,252 (2,358) 2,986 219 3,205 Net income - - - - - 3,459 - - - - 3,459 219 3,678 Other comprehensive income for the period - - - - - - (1,378) 11 3,252 (2,358) (473) - (473) Appropriations: - - - 94 - (94) - - - - - - - Legal reserve - - - 974 1,580 (2,554) - - - - - - - Statutory reserve Balance at 03/31/2020 97,148 (912) 1,867 4,609 31,519 - (678) (1,328) 5,476 (7,893) 129,808 13,709 143,517 Change in the period - 362 (308) (8 ,339) 1 ,641 - (1,378) 11 3,252 (2 ,358) (7 ,117) 1,169 (5 ,948) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 20 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended March 31, 2020 and 2019 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings losses – Through Other capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 486 (365) - - - - - - - 121 289 410 Transactions with owners - 486 345 - - - - - - - 831 - 831 Treasury shares Result of delivery of treasury shares - 486 345 - - - - - - - 831 - 831 Recognition of share-based payment plans - - (710) - - - - - - - (710) - (710) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 289 289 - - - 863 - (2,407) - - - - (1,544) (224) (1,768) Dividends - - - (17,500) - - - - - - (17,500) - (17,500) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - - - 14 - - - - 14 - 14 Unclaimed dividends (3) Other - - - - 4 - - - - - 4 - 4 Total comprehensive income - - - - - 6,747 210 2 36 (118) 6,877 156 7,033 Net income - - - - - 6,747 - - - - 6,747 156 6,903 Other comprehensive income for the period - - - - - - 210 2 36 (118) 130 - 130 Appropriations: Legal reserve - - - 325 - (325) - - - - - - - - - - 3,782 247 (4,029) - - - - - - - Statutory reserve Balance at 03/31/2019 97,148 (1,334) 1,755 950 29,917 - (900) (987) 3,842 (5,637) 124,754 13,905 138,659 Change in the period - 486 (3 65) (1 2,530) 251 - 210 2 36 (1 18) (1 2,028) 221 (11,807) Balance at 01/01/2020 97,148 (1,274) 2,175 12,948 29,878 - 700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Transactions with owners - 362 (308) - - - - - - - 54 1,464 1,518 - 362 200 - - - - - - - 562 - 562 Treasury shares Result of delivery of treasury shares - 362 200 - - - - - - - 562 - 562 Recognition of share-based payment plans - - (508) - - - - - - - (508) - (508) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,464 1,464 Dividends - - - 404 - (850) - - - - (446) (514) (960) Dividends / Interest on capital paid in 2020 – declared after 12/31/2019 - - - (9,811) - - - - - - (9,811) - (9,811) Unclaimed dividends and Interest on capital - - - - - 39 - - - - 39 - 39 (3) Other - - - - 61 - - - - - 61 - 61 Total comprehensive income - - - - 3,459 (1,378) 11 3,252 (2,358) 2,986 219 3,205 Net income - - - - - 3,459 - - - - 3,459 219 3,678 Other comprehensive income for the period - - - - - - (1,378) 11 3,252 (2,358) (473) - (473) Appropriations: - - - 94 - (94) - - - - - - - Legal reserve - - - 974 1,580 (2,554) - - - - - - - Statutory reserve Balance at 03/31/2020 97,148 (912) 1,867 4,609 31,519 - (678) (1,328) 5,476 (7,893) 129,808 13,709 143,517 Change in the period - 362 (308) (8 ,339) 1 ,641 - (1,378) 11 3,252 (2 ,358) (7 ,117) 1,169 (5 ,948) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 20

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Adjusted net income 22,163 14,740 Net income 3,678 6,903 Adjustments to net income: 18,485 7,837 Share-based payment (439) (562) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 17 388 Effects of changes in exchange rates on cash and cash equivalents 10,131 1,458 Expected Loss from Financial Assets and Claims 10,083 3,681 Income from interest and foreign exchange variation from operations with subordinated debt 14,555 725 Provision for insurance and private pension 3,096 3,414 Depreciation and amortization 13 e 14 886 844 Expense from update / charges on the provision for civil, labor, tax and legal obligations 242 334 705 89 Provision for civil, labor, tax and legal obligations (100) (52) Revenue from update / charges on deposits in escrow Deferred taxes (excluding hedge tax effects) 24b (2,634) 1,076 Income from share in the net income of associates and joint ventures and other investments (290) (229) Income from Financial assets - At fair value through other comprehensive income 21c 279 41 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (12,007) (2,351) Income from Interest and foreign exchange variation of financial assets at amortized cost (5,924) (770) (Gain) loss on sale of investments and fixed assets (103) (66) Other 3 (12) (183) Change in assets and liabilities 8,061 (6,665) (Increase) / decrease in assets (146,045) (2,062) Interbank deposits (17,583) 1,960 Securities purchased under agreements to resell (60,651) 15,559 Compulsory deposits with the Central Bank of Brazil 23,476 2,870 Loan operations (59,021) (14,438) Derivatives (assets / liabilities) 458 (334) Financial assets designated at fair value through profit or loss (8,147) 688 Other financial assets (9,212) (1,191) Other tax assets 169 (264) Other assets (15,534) (6,912) (Decrease) / increase in liabilities 154,106 (4,603) Deposits 99,690 (1,937) Deposits received under securities repurchase agreements 41,823 (16,429) Funds from interbank markets 13,272 4,891 Funds from institutional markets 15,757 2,421 Other financial liabilities (11,594) 3,810 Financial liabilities at fair value throught profit or loss - (8) Provision for insurance and private pension (9,528) 110 Provisions 944 (837) Tax liabilities (2,114) 155 Other liabilities 9,446 5,271 Payment of income tax and social contribution (3,590) (2,050) Net cash from / (used in) operating activities 30,224 8,075 Dividends / Interest on capital received from investments in associates and joint ventures 20 36 Cash from the sale of financial assets - At fair value through other comprehensive income 9,314 5,466 Cash received from redemption of financial assets at amortized cost 1,304 1,439 Cash upon sale of investments in associates and joint ventures (18) 73 Cash upon sale of fixed assets 13 192 11 Purchase of financial assets at fair value through other comprehensive income (9,106) (4,757) Purchase of financial assets at amortized cost (1,407) (4,193) Purchase of fixed assets 13 (289) (345) Purchase of intangible assets 14 (957) (605) Net cash from / (used in) investment activities (947) (2,875) Funding from institutional markets 3,149 3,050 Redemptions in institutional markets (911) (508) Change in non-controlling interests stockholders 1,277 229 Result of delivery of treasury shares 493 683 Dividends and interest on capital paid to non-controlling interests (327) (164) Dividends and interest on capital paid (9,795) (16,932) Net cash from / (used in) financing activities (6,114) (13,642) Net increase / (decrease) in cash and cash equivalents 2.4c 23,163 (8,442) Cash and cash equivalents at the beginning of the period 70,811 95,558 Effects of changes in exchange rates on cash and cash equivalents (10,131) (1,458) Cash and cash equivalents at the end of the period 83,843 85,658 Cash 38,275 30,376 Interbank deposits 3,355 5,160 Securities purchased under agreements to resell - Collateral held 42,213 50,122 Additional information on cash flow (Mainly Operating activities) Interest received 34,253 32,423 Interest paid 36,869 22,409 Non-cash transactions Loans transferred to assets held for sale - - Dividends and interest on capital declared and not yet paid 547 1,579 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 21 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Adjusted net income 22,163 14,740 Net income 3,678 6,903 Adjustments to net income: 18,485 7,837 Share-based payment (439) (562) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 17 388 Effects of changes in exchange rates on cash and cash equivalents 10,131 1,458 Expected Loss from Financial Assets and Claims 10,083 3,681 Income from interest and foreign exchange variation from operations with subordinated debt 14,555 725 Provision for insurance and private pension 3,096 3,414 Depreciation and amortization 13 e 14 886 844 Expense from update / charges on the provision for civil, labor, tax and legal obligations 242 334 705 89 Provision for civil, labor, tax and legal obligations (100) (52) Revenue from update / charges on deposits in escrow Deferred taxes (excluding hedge tax effects) 24b (2,634) 1,076 Income from share in the net income of associates and joint ventures and other investments (290) (229) Income from Financial assets - At fair value through other comprehensive income 21c 279 41 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (12,007) (2,351) Income from Interest and foreign exchange variation of financial assets at amortized cost (5,924) (770) (Gain) loss on sale of investments and fixed assets (103) (66) Other 3 (12) (183) Change in assets and liabilities 8,061 (6,665) (Increase) / decrease in assets (146,045) (2,062) Interbank deposits (17,583) 1,960 Securities purchased under agreements to resell (60,651) 15,559 Compulsory deposits with the Central Bank of Brazil 23,476 2,870 Loan operations (59,021) (14,438) Derivatives (assets / liabilities) 458 (334) Financial assets designated at fair value through profit or loss (8,147) 688 Other financial assets (9,212) (1,191) Other tax assets 169 (264) Other assets (15,534) (6,912) (Decrease) / increase in liabilities 154,106 (4,603) Deposits 99,690 (1,937) Deposits received under securities repurchase agreements 41,823 (16,429) Funds from interbank markets 13,272 4,891 Funds from institutional markets 15,757 2,421 Other financial liabilities (11,594) 3,810 Financial liabilities at fair value throught profit or loss - (8) Provision for insurance and private pension (9,528) 110 Provisions 944 (837) Tax liabilities (2,114) 155 Other liabilities 9,446 5,271 Payment of income tax and social contribution (3,590) (2,050) Net cash from / (used in) operating activities 30,224 8,075 Dividends / Interest on capital received from investments in associates and joint ventures 20 36 Cash from the sale of financial assets - At fair value through other comprehensive income 9,314 5,466 Cash received from redemption of financial assets at amortized cost 1,304 1,439 Cash upon sale of investments in associates and joint ventures (18) 73 Cash upon sale of fixed assets 13 192 11 Purchase of financial assets at fair value through other comprehensive income (9,106) (4,757) Purchase of financial assets at amortized cost (1,407) (4,193) Purchase of fixed assets 13 (289) (345) Purchase of intangible assets 14 (957) (605) Net cash from / (used in) investment activities (947) (2,875) Funding from institutional markets 3,149 3,050 Redemptions in institutional markets (911) (508) Change in non-controlling interests stockholders 1,277 229 Result of delivery of treasury shares 493 683 Dividends and interest on capital paid to non-controlling interests (327) (164) Dividends and interest on capital paid (9,795) (16,932) Net cash from / (used in) financing activities (6,114) (13,642) Net increase / (decrease) in cash and cash equivalents 2.4c 23,163 (8,442) Cash and cash equivalents at the beginning of the period 70,811 95,558 Effects of changes in exchange rates on cash and cash equivalents (10,131) (1,458) Cash and cash equivalents at the end of the period 83,843 85,658 Cash 38,275 30,376 Interbank deposits 3,355 5,160 Securities purchased under agreements to resell - Collateral held 42,213 50,122 Additional information on cash flow (Mainly Operating activities) Interest received 34,253 32,423 Interest paid 36,869 22,409 Non-cash transactions Loans transferred to assets held for sale - - Dividends and interest on capital declared and not yet paid 547 1,579 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 21

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 03/31/2020 03/31/2019 Income 33,962 43,669 Interest, similar income and Dividends 32,292 36,220 Commissions and Banking Fees 10,082 9,139 1,135 1,097 Income from insurance and private pension operations before claim Expected Loss with Other Financial Assets (9,754) (3,351) Other 207 564 Expenses (31,773) (21,114) Interest and similar income (29,744) (18,724) Other (2,029) (2,390) Inputs purchased from third parties (3,985) (4,155) Materials, energy and others (68) (86) Third party services (1,137) (1,042) Other (2,780) (3,027) Data processing and telecommunications (921) (1,070) Advertising, promotions and publication (261) (283) Installations (401) (435) Transportation (94) (88) Security (172) (193) Travel expenses (52) (51) Other (879) (907) Gross added value (1,796) 18,400 Depreciation and amortization (1,211) (1,133) Net added value produced by the company (3,007) 17,267 Added value received through transfer - Results of equity method 290 229 Total added value to be distributed (2,717) 17,496 Distribution of added value (2,717) 17,496 Personnel 5,335 5,417 Direct compensation 4,075 4,096 Benefits 1,056 1,084 FGTS – government severance pay fund 204 237 Taxes, fees and contributions (11,771) 5,135 Federal (12,165) 4,782 Municipal 394 353 Return on third parties’ capital - Rent 41 41 Other 41 41 Return on capital 3,678 6,903 Dividends and interest on capital 850 2,407 Retained earnings / (loss) attributable to controlling shareholders 2,609 4,340 Retained earnings / (loss) attributable to non-controlling shareholders 219 156 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 22 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 03/31/2020 03/31/2019 Income 33,962 43,669 Interest, similar income and Dividends 32,292 36,220 Commissions and Banking Fees 10,082 9,139 1,135 1,097 Income from insurance and private pension operations before claim Expected Loss with Other Financial Assets (9,754) (3,351) Other 207 564 Expenses (31,773) (21,114) Interest and similar income (29,744) (18,724) Other (2,029) (2,390) Inputs purchased from third parties (3,985) (4,155) Materials, energy and others (68) (86) Third party services (1,137) (1,042) Other (2,780) (3,027) Data processing and telecommunications (921) (1,070) Advertising, promotions and publication (261) (283) Installations (401) (435) Transportation (94) (88) Security (172) (193) Travel expenses (52) (51) Other (879) (907) Gross added value (1,796) 18,400 Depreciation and amortization (1,211) (1,133) Net added value produced by the company (3,007) 17,267 Added value received through transfer - Results of equity method 290 229 Total added value to be distributed (2,717) 17,496 Distribution of added value (2,717) 17,496 Personnel 5,335 5,417 Direct compensation 4,075 4,096 Benefits 1,056 1,084 FGTS – government severance pay fund 204 237 Taxes, fees and contributions (11,771) 5,135 Federal (12,165) 4,782 Municipal 394 353 Return on third parties’ capital - Rent 41 41 Other 41 41 Return on capital 3,678 6,903 Dividends and interest on capital 850 2,407 Retained earnings / (loss) attributable to controlling shareholders 2,609 4,340 Retained earnings / (loss) attributable to non-controlling shareholders 219 156 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 22

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 03/31/2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on May 04, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 23 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 03/31/2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on May 04, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 23

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended March 31, 2020 · Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and st results elements. These changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. st These changes are effective for the years beginning January 1 , 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association - ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. b) Accounting standards recently issued and applicable in future periods · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 24 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended March 31, 2020 · Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and st results elements. These changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. st These changes are effective for the years beginning January 1 , 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association - ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. b) Accounting standards recently issued and applicable in future periods · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 24

· Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; · Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Private Pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 25 · Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; · Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Private Pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 25

c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 26 c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 26

Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; · Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 27 Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; · Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 27

j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3 quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of rd its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 28 j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3 quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of rd its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 28

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 03/31/2020 12/31/2019 03/31/2020 12/31/2019 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Lease 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 33.22% 33.22% 33.22% 33.22% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 38.14% 38.14% 38.14% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 29 The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 03/31/2020 12/31/2019 03/31/2020 12/31/2019 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Lease 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 33.22% 33.22% 33.22% 33.22% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 38.14% 38.14% 38.14% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 29

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 30 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 30

d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets Financial assets are classified in the following categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 31 d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets Financial assets are classified in the following categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 31

income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 32 income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 32

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 33 An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 33

Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 34 Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 34

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium Bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 35 Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium Bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 35

VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 36 VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 36

g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 37 g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 37

comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 38 comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 38

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 39 ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 39

m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 40 m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 40

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 41 Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 41

Note 3 – Business development Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 42 Note 3 – Business development Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 42

Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. (“XP INC”), and the same percentages were kept in total capital. After the initial public offering, held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 gain in the primary subscription. Note 4 - Interbank deposits and securities purchased under agreements to resell 03/31/2020 12/31/2019 Non- Non- Current Total Current Total current current (1) 265,371 33 265,404 198,260 162 198,422 Securities purchased under agreements to resell Collateral held 52,303 33 52,336 44,901 162 45,063 Collateral repledge 180,982 - 180,982 134,116 - 134,116 Assets received as collateral with right to sell or 20,187 - 20,187 6,644 - 6,644 repledge Assets received as collateral without right to sell 160,795 - 160,795 127,472 - 127,472 or repledge Collateral sold 32,086 - 32,086 19,243 - 19,243 Interbank deposits 45,432 5,460 50,892 31,075 3,506 34,581 (2) Total 310,803 5,493 316,296 229,335 3,668 233,003 (1) The amounts of R$ 11,057 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 213,068 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (73) (R$ (8) at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 43 Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. (“XP INC”), and the same percentages were kept in total capital. After the initial public offering, held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 gain in the primary subscription. Note 4 - Interbank deposits and securities purchased under agreements to resell 03/31/2020 12/31/2019 Non- Non- Current Total Current Total current current (1) 265,371 33 265,404 198,260 162 198,422 Securities purchased under agreements to resell Collateral held 52,303 33 52,336 44,901 162 45,063 Collateral repledge 180,982 - 180,982 134,116 - 134,116 Assets received as collateral with right to sell or 20,187 - 20,187 6,644 - 6,644 repledge Assets received as collateral without right to sell 160,795 - 160,795 127,472 - 127,472 or repledge Collateral sold 32,086 - 32,086 19,243 - 19,243 Interbank deposits 45,432 5,460 50,892 31,075 3,506 34,581 (2) Total 310,803 5,493 316,296 229,335 3,668 233,003 (1) The amounts of R$ 11,057 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 213,068 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (73) (R$ (8) at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 43

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 03/31/2020 12/31/2019 Adjustments to Fair Adjustments to Fair Cost Fair value Cost Fair value (2) Value (in Income) Value (in Income) Investment funds 11,949 (1,223) 10,726 9,277 (1,010) 8,267 (1a) Brazilian government securities 219,397 27 219,424 218,548 1,063 219,611 (1b) Government securities – abroad 2,938 (57) 2,881 1,541 (21) 1,520 Argentina 810 (45) 765 349 (31) 318 Chile 533 1 534 487 1 488 Colombia 1,222 (10) 1,212 399 10 409 United States 182 - 182 141 - 141 Mexico 24 (2) 22 57 - 57 Paraguay 3 - 3 2 - 2 Peru 7 - 7 8 - 8 Uruguay 157 (1) 156 98 (1) 97 (1c) Corporate debt securities 58,059 (1,967) 56,092 51,744 (1,102) 50,642 Negotiable shares 14,031 (1,488) 12,543 15,459 (822) 14,637 Rural product note 955 (3) 952 - - - Bank deposit certificates 1,475 - 1,475 792 - 792 Real estate receivables certificates 935 (51) 884 1,414 30 1,444 Debentures 14,897 (212) 14,685 12,958 (303) 12,655 Eurobonds and other 3,411 (201) 3,210 2,178 (5) 2,173 Financial credit bills 20,444 (6) 20,438 18,517 (3) 18,514 Promissory notes 1,774 (4) 1,770 313 - 313 Other 137 (2) 135 113 1 114 Total 292,343 (3,220) 289,123 281,110 (1,070) 280,040 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 15,244 (R$ 28,759 at 12/31/2019), b) R$ 313 (R$ 329 at 12/31/2019) and c) R$ 30 (R$ 104 at 12/31/2019), totaling R$ 15,587 (R$ 29,192 at 12/31/2019). (2) In this quarter, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 44 Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 03/31/2020 12/31/2019 Adjustments to Fair Adjustments to Fair Cost Fair value Cost Fair value (2) Value (in Income) Value (in Income) Investment funds 11,949 (1,223) 10,726 9,277 (1,010) 8,267 (1a) Brazilian government securities 219,397 27 219,424 218,548 1,063 219,611 (1b) Government securities – abroad 2,938 (57) 2,881 1,541 (21) 1,520 Argentina 810 (45) 765 349 (31) 318 Chile 533 1 534 487 1 488 Colombia 1,222 (10) 1,212 399 10 409 United States 182 - 182 141 - 141 Mexico 24 (2) 22 57 - 57 Paraguay 3 - 3 2 - 2 Peru 7 - 7 8 - 8 Uruguay 157 (1) 156 98 (1) 97 (1c) Corporate debt securities 58,059 (1,967) 56,092 51,744 (1,102) 50,642 Negotiable shares 14,031 (1,488) 12,543 15,459 (822) 14,637 Rural product note 955 (3) 952 - - - Bank deposit certificates 1,475 - 1,475 792 - 792 Real estate receivables certificates 935 (51) 884 1,414 30 1,444 Debentures 14,897 (212) 14,685 12,958 (303) 12,655 Eurobonds and other 3,411 (201) 3,210 2,178 (5) 2,173 Financial credit bills 20,444 (6) 20,438 18,517 (3) 18,514 Promissory notes 1,774 (4) 1,770 313 - 313 Other 137 (2) 135 113 1 114 Total 292,343 (3,220) 289,123 281,110 (1,070) 280,040 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 15,244 (R$ 28,759 at 12/31/2019), b) R$ 313 (R$ 329 at 12/31/2019) and c) R$ 30 (R$ 104 at 12/31/2019), totaling R$ 15,587 (R$ 29,192 at 12/31/2019). (2) In this quarter, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 44

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 03/31/2020 12/31/2019 Cost Fair value Cost Fair value Current 74,502 71,702 82,183 80,372 Non-stated maturity 25,980 23,269 24,736 22,904 Up to one year 48,522 48,433 57,447 57,468 Non-current 217,841 217,421 198,927 199,668 From one to five years 167,772 168,319 136,727 137,186 From five to ten years 29,673 29,132 41,744 41,759 After ten years 20,396 19,970 20,456 20,723 Total 292,343 289,123 281,110 280,040 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 198,649 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 03/31/2020 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds - - - Total - - - 12/31/2019 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,016 19 1,035 Total 1,016 19 1,035 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 03/31/2020 12/31/2019 Cost Fair value Cost Fair value Current - - 592 609 Up to one year - - 592 609 Non-current - - 424 426 - - 424 426 From one to five years Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 45 The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 03/31/2020 12/31/2019 Cost Fair value Cost Fair value Current 74,502 71,702 82,183 80,372 Non-stated maturity 25,980 23,269 24,736 22,904 Up to one year 48,522 48,433 57,447 57,468 Non-current 217,841 217,421 198,927 199,668 From one to five years 167,772 168,319 136,727 137,186 From five to ten years 29,673 29,132 41,744 41,759 After ten years 20,396 19,970 20,456 20,723 Total 292,343 289,123 281,110 280,040 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 198,649 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 03/31/2020 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds - - - Total - - - 12/31/2019 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,016 19 1,035 Total 1,016 19 1,035 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 03/31/2020 12/31/2019 Cost Fair value Cost Fair value Current - - 592 609 Up to one year - - 592 609 Non-current - - 424 426 - - 424 426 From one to five years Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 45

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,857 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 46 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,857 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 46

I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 03/31/2020 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value (*) % days days days days days days Assets Swaps – adjustment receivable 45,143 55.1 505 443 1,127 5,352 4,727 32,989 Option agreements 14,041 17.2 3,561 3,059 1,940 3,534 1,381 566 Forwards (onshore) 3,669 4.5 1,892 1,070 235 453 19 - Credit derivatives 1,877 2.3 - 1 3 1 12 1,860 NDF - Non Deliverable Forward 16,269 19.9 5,002 3,058 3,006 3,195 1,401 607 Other Derivative Financial Instruments 786 1.0 115 1 4 5 36 625 Total 81,785 100.0 11,075 7,632 6,315 12,540 7,576 36,647 % per maturity date 13.5 9.3 7.7 15.3 9.3 44.9 03/31/2020 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value (*) % days days days days days days Liabilities Swaps – adjustment payable (54,401) 61.6 (722) (1,702) (2,147) (9,654) (6,580) (33,596) Option agreements (15,688) 17.8 (3,299) (4,826) (2,441) (3,384) (1,094) (644) Forwards (onshore) (1,931) 2.2 (1,931) - - - - - Credit derivatives (2,259) 2.6 - - - - (20) (2,239) NDF - Non Deliverable Forward (13,805) 15.7 (3,832) (2,879) (3,288) (2,756) (782) (268) Other Derivative Financial Instruments (51) 0.1 - - (11) (2) (19) (19) Total (88,135) 100.0 (9,784) (9,407) (7,887) (15,796) (8,495) (36,766) % per maturity date 11.1 10.7 8.9 17.9 9.6 41.8 (*) In this quarter, the result of Derivative had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 47 I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 03/31/2020 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value (*) % days days days days days days Assets Swaps – adjustment receivable 45,143 55.1 505 443 1,127 5,352 4,727 32,989 Option agreements 14,041 17.2 3,561 3,059 1,940 3,534 1,381 566 Forwards (onshore) 3,669 4.5 1,892 1,070 235 453 19 - Credit derivatives 1,877 2.3 - 1 3 1 12 1,860 NDF - Non Deliverable Forward 16,269 19.9 5,002 3,058 3,006 3,195 1,401 607 Other Derivative Financial Instruments 786 1.0 115 1 4 5 36 625 Total 81,785 100.0 11,075 7,632 6,315 12,540 7,576 36,647 % per maturity date 13.5 9.3 7.7 15.3 9.3 44.9 03/31/2020 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value (*) % days days days days days days Liabilities Swaps – adjustment payable (54,401) 61.6 (722) (1,702) (2,147) (9,654) (6,580) (33,596) Option agreements (15,688) 17.8 (3,299) (4,826) (2,441) (3,384) (1,094) (644) Forwards (onshore) (1,931) 2.2 (1,931) - - - - - Credit derivatives (2,259) 2.6 - - - - (20) (2,239) NDF - Non Deliverable Forward (13,805) 15.7 (3,832) (2,879) (3,288) (2,756) (782) (268) Other Derivative Financial Instruments (51) 0.1 - - (11) (2) (19) (19) Total (88,135) 100.0 (9,784) (9,407) (7,887) (15,796) (8,495) (36,766) % per maturity date 11.1 10.7 8.9 17.9 9.6 41.8 (*) In this quarter, the result of Derivative had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 47

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 26,458 63.2 107 1,807 564 1,668 4,464 17,848 Option agreements 8,456 20.2 4,696 1,963 354 726 500 217 Forwards (onshore) 2,162 5.2 940 636 484 87 15 - Credit derivatives 167 0.4 - - 5 3 23 136 NDF - Non Deliverable Forward 4,446 10.6 1,251 1,314 787 561 347 186 Other Derivative Financial Instruments 165 0.4 4 - - - 6 155 41,854 100.0 6,998 5,720 2,194 3,045 5,355 18,542 Total % per maturity date 16.7 13.7 5.2 7.3 12.8 44.3 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (32,927) 68.8 (326) (2,557) (898) (1,763) (8,349) (19,034) Option agreements (9,061) 18.9 (3,668) (3,494) (383) (690) (571) (255) Forwards (onshore) (754) 1.6 (753) - - (1) - - Credit derivatives (40) 0.1 - - - (1) (3) (36) NDF - Non Deliverable Forward (4,971) 10.4 (1,891) (1,108) (657) (637) (526) (152) Other Derivative Financial Instruments (75) 0.2 (15) (1) (2) (4) (9) (44) Total (47,828) 100.0 (6,653) (7,160) (1,940) (3,096) (9,458) (19,521) % per maturity date 13.9 15.0 4.1 6.5 19.7 40.8 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 48 See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 26,458 63.2 107 1,807 564 1,668 4,464 17,848 Option agreements 8,456 20.2 4,696 1,963 354 726 500 217 Forwards (onshore) 2,162 5.2 940 636 484 87 15 - Credit derivatives 167 0.4 - - 5 3 23 136 NDF - Non Deliverable Forward 4,446 10.6 1,251 1,314 787 561 347 186 Other Derivative Financial Instruments 165 0.4 4 - - - 6 155 41,854 100.0 6,998 5,720 2,194 3,045 5,355 18,542 Total % per maturity date 16.7 13.7 5.2 7.3 12.8 44.3 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (32,927) 68.8 (326) (2,557) (898) (1,763) (8,349) (19,034) Option agreements (9,061) 18.9 (3,668) (3,494) (383) (690) (571) (255) Forwards (onshore) (754) 1.6 (753) - - (1) - - Credit derivatives (40) 0.1 - - - (1) (3) (36) NDF - Non Deliverable Forward (4,971) 10.4 (1,891) (1,108) (657) (637) (526) (152) Other Derivative Financial Instruments (75) 0.2 (15) (1) (2) (4) (9) (44) Total (47,828) 100.0 (6,653) (7,160) (1,940) (3,096) (9,458) (19,521) % per maturity date 13.9 15.0 4.1 6.5 19.7 40.8 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 48

II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in results / stockholders' Fair value notional amount (payable) / paid equity) 03/31/2020 03/31/2020 03/31/2020 03/31/2020 Future contracts 693,099 - - - Purchase commitments 185,595 - - - Shares 2,161 - - - Commodities 220 - - - Interest 157,187 - - - Foreign currency 26,027 - - - Commitments to sell 507,504 - - - Shares 3,617 - - - Commodities 1,259 - - - Interest 458,231 - - - Foreign currency 44,397 - - - Swap contracts (8,548) (710) (9,258) Asset position 1,255,881 16,046 29,097 45,143 Commodities 58 - - - Interest 1,233,332 12,327 27,144 39,471 Foreign currency 22,491 3,719 1,953 5,672 Liability position 1,255,881 (24,594) (29,807) (54,401) Shares 33 (2) - (2) Interest 1,228,504 (17,462) (29,551) (47,013) Foreign currency 27,344 (7,130) (256) (7,386) Option contracts 1,592,772 (2,308) 661 (1,647) Purchase commitments – long position 187,089 4,441 4,477 8,918 Shares 12,277 474 (72) 402 Commodities 666 13 11 24 Interest 118,792 463 (298) 165 Foreign currency 55,354 3,491 4,836 8,327 Commitments to sell – long position 626,734 2,815 2,308 5,123 Shares 17,973 1,231 2,612 3,843 Commodities 311 8 11 19 Interest 555,438 344 828 1,172 Foreign currency 53,012 1,232 (1,143) 89 Purchase commitments – short position 159,846 (6,852) (4,103) (10,955) Shares 14,675 (234) 48 (186) Commodities 441 (15) (3) (18) Interest 91,104 (363) 339 (24) Foreign currency 53,626 (6,240) (4,487) (10,727) Commitments to sell – short position 619,103 (2,712) (2,021) (4,733) Shares 14,515 (570) (2,190) (2,760) Commodities 491 (12) (47) (59) Interest 556,975 (337) (770) (1,107) Foreign currency 47,122 (1,793) 986 (807) Forward operations (onshore) 14,346 1,716 22 1,738 Purchases receivable 1,585 1,672 (11) 1,661 Shares 774 774 (11) 763 Interest 811 898 - 898 Purchases payable obligations - (811) - (811) Interest - (811) - (811) Sales receivable 11,871 1,976 32 2,008 Shares 1,105 1,087 7 1,094 Interest - 889 - 889 Foreign currency 10,766 - 25 25 Sales deliverable obligations 890 (1,121) 1 (1,120) Shares 1 (2) - (2) Interest 889 (1,119) 1 (1,118) Credit derivatives 15,708 1,301 (1,683) (382) Asset position 7,664 1,483 394 1,877 Shares 1,417 (1) 43 42 Commodities 3 - - - Interest 6,244 1,484 351 1,835 Liability position 8,044 (182) (2,077) (2,259) Shares 2,503 (56) (1,493) (1,549) Commodities 35 8 (12) (4) Interest 5,506 (134) (572) (706) NDF - Non Deliverable Forward 357,795 2,065 399 2,464 Asset position 182,978 15,631 638 16,269 Commodities 182 24 3 27 Foreign currency 182,796 15,607 635 16,242 Liability position 174,817 (13,566) (239) (13,805) Commodities 975 (220) 12 (208) Foreign currency 173,842 (13,346) (251) (13,597) Other derivative financial instruments 7,061 240 495 735 Asset position 6,399 252 534 786 Shares 219 (9) 33 24 Interest 6,178 261 385 646 Foreign currency 2 - 116 116 Liability position 662 (12) (39) (51) Shares 595 (9) (12) (21) Interest 66 (3) (25) (28) Foreign currency 1 - (2) (2) Asset 44,316 37,469 81,785 Liability (49,850) (38,285) (88,135) Total (5,534) (816) (6,350) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 days 31 - 180 days 181 - 365 days Over 365 days 03/31/2020 Future contracts 191,566 279,144 136,588 85,801 693,099 Swap contracts 29,326 118,145 335,391 773,019 1,255,881 Option contracts 269,265 796,976 480,857 45,674 1,592,772 Forwards (onshore) 8,047 5,300 979 20 14,346 Credit derivatives - 6,005 282 9,421 15,708 NDF - Non Deliverable Forward 159,035 115,576 62,934 20,250 357,795 Other derivative financial instruments - 417 568 6,076 7,061 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 49 II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in results / stockholders' Fair value notional amount (payable) / paid equity) 03/31/2020 03/31/2020 03/31/2020 03/31/2020 Future contracts 693,099 - - - Purchase commitments 185,595 - - - Shares 2,161 - - - Commodities 220 - - - Interest 157,187 - - - Foreign currency 26,027 - - - Commitments to sell 507,504 - - - Shares 3,617 - - - Commodities 1,259 - - - Interest 458,231 - - - Foreign currency 44,397 - - - Swap contracts (8,548) (710) (9,258) Asset position 1,255,881 16,046 29,097 45,143 Commodities 58 - - - Interest 1,233,332 12,327 27,144 39,471 Foreign currency 22,491 3,719 1,953 5,672 Liability position 1,255,881 (24,594) (29,807) (54,401) Shares 33 (2) - (2) Interest 1,228,504 (17,462) (29,551) (47,013) Foreign currency 27,344 (7,130) (256) (7,386) Option contracts 1,592,772 (2,308) 661 (1,647) Purchase commitments – long position 187,089 4,441 4,477 8,918 Shares 12,277 474 (72) 402 Commodities 666 13 11 24 Interest 118,792 463 (298) 165 Foreign currency 55,354 3,491 4,836 8,327 Commitments to sell – long position 626,734 2,815 2,308 5,123 Shares 17,973 1,231 2,612 3,843 Commodities 311 8 11 19 Interest 555,438 344 828 1,172 Foreign currency 53,012 1,232 (1,143) 89 Purchase commitments – short position 159,846 (6,852) (4,103) (10,955) Shares 14,675 (234) 48 (186) Commodities 441 (15) (3) (18) Interest 91,104 (363) 339 (24) Foreign currency 53,626 (6,240) (4,487) (10,727) Commitments to sell – short position 619,103 (2,712) (2,021) (4,733) Shares 14,515 (570) (2,190) (2,760) Commodities 491 (12) (47) (59) Interest 556,975 (337) (770) (1,107) Foreign currency 47,122 (1,793) 986 (807) Forward operations (onshore) 14,346 1,716 22 1,738 Purchases receivable 1,585 1,672 (11) 1,661 Shares 774 774 (11) 763 Interest 811 898 - 898 Purchases payable obligations - (811) - (811) Interest - (811) - (811) Sales receivable 11,871 1,976 32 2,008 Shares 1,105 1,087 7 1,094 Interest - 889 - 889 Foreign currency 10,766 - 25 25 Sales deliverable obligations 890 (1,121) 1 (1,120) Shares 1 (2) - (2) Interest 889 (1,119) 1 (1,118) Credit derivatives 15,708 1,301 (1,683) (382) Asset position 7,664 1,483 394 1,877 Shares 1,417 (1) 43 42 Commodities 3 - - - Interest 6,244 1,484 351 1,835 Liability position 8,044 (182) (2,077) (2,259) Shares 2,503 (56) (1,493) (1,549) Commodities 35 8 (12) (4) Interest 5,506 (134) (572) (706) NDF - Non Deliverable Forward 357,795 2,065 399 2,464 Asset position 182,978 15,631 638 16,269 Commodities 182 24 3 27 Foreign currency 182,796 15,607 635 16,242 Liability position 174,817 (13,566) (239) (13,805) Commodities 975 (220) 12 (208) Foreign currency 173,842 (13,346) (251) (13,597) Other derivative financial instruments 7,061 240 495 735 Asset position 6,399 252 534 786 Shares 219 (9) 33 24 Interest 6,178 261 385 646 Foreign currency 2 - 116 116 Liability position 662 (12) (39) (51) Shares 595 (9) (12) (21) Interest 66 (3) (25) (28) Foreign currency 1 - (2) (2) Asset 44,316 37,469 81,785 Liability (49,850) (38,285) (88,135) Total (5,534) (816) (6,350) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 days 31 - 180 days 181 - 365 days Over 365 days 03/31/2020 Future contracts 191,566 279,144 136,588 85,801 693,099 Swap contracts 29,326 118,145 335,391 773,019 1,255,881 Option contracts 269,265 796,976 480,857 45,674 1,592,772 Forwards (onshore) 8,047 5,300 979 20 14,346 Credit derivatives - 6,005 282 9,421 15,708 NDF - Non Deliverable Forward 159,035 115,576 62,934 20,250 357,795 Other derivative financial instruments - 417 568 6,076 7,061 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 49

The following table shows the composition of derivatives by index: Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in results / stockholders' Fair value notional amount (payable) / paid equity) 12/31/2019 12/31/2019 12/31/2019 12/31/2019 Future contracts 664,884 - - - Purchase commitments 325,468 - - - Shares 1,084 - - - Commodities 76 - - - Interest 301,898 - - - Foreign currency 22,410 - - - Commitments to sell 339,416 - - - Shares 1,163 - - - Commodities 1,049 - - - Interest 308,824 - - - Foreign currency 28,380 - - - Swap contracts (5,267) (1,202) (6,469) Asset position 1,094,378 5,566 20,892 26,458 Commodities 574 - 9 9 Interest 1,075,534 4,596 19,813 24,409 Foreign currency 18,270 970 1,070 2,040 Liability position 1,094,378 (10,833) (22,094) (32,927) Shares 49 (9) - (9) Commodities 855 - (12) (12) Interest 1,068,660 (9,383) (21,855) (31,238) Foreign currency 24,814 (1,441) (227) (1,668) Option contracts 1,720,205 (546) (59) (605) Purchase commitments – long position 245,824 6,191 (6) 6,185 Shares 11,513 256 515 771 Commodities 268 7 10 17 Interest 188,110 465 (331) 134 Foreign currency 45,933 5,463 (200) 5,263 Commitments to sell – long position 626,187 1,667 604 2,271 Shares 12,294 396 (40) 356 Commodities 228 5 (2) 3 Interest 568,442 513 887 1,400 Foreign currency 45,223 753 (241) 512 Purchase commitments – short position 172,703 (6,671) (19) (6,690) Shares 6,312 (180) (451) (631) Commodities 235 (10) (8) (18) Interest 129,647 (412) 329 (83) Foreign currency 36,509 (6,069) 111 (5,958) Commitments to sell – short position 675,491 (1,733) (638) (2,371) Shares 11,152 (269) (37) (306) Commodities 485 (11) - (11) Interest 621,405 (428) (888) (1,316) Foreign currency 42,449 (1,025) 287 (738) Forward operations (onshore) 5,134 1,412 (4) 1,408 Purchases receivable 668 796 (6) 790 Shares 488 488 (6) 482 Interest 160 308 - 308 Foreign currency 20 - - - Purchases payable obligations 660 (160) - (160) Interest - (160) - (160) Foreign currency 660 - - - Sales receivable 1,653 1,368 4 1,372 Shares 786 776 3 779 Interest - 592 1 593 Foreign currency 867 - - - Sales deliverable obligations 2,153 (592) (2) (594) Interest 592 (592) (1) (593) Foreign currency 1,561 - (1) (1) Credit derivatives 12,739 (236) 363 127 Asset position 9,878 (165) 332 167 Shares 2,307 (81) 215 134 Commodities 27 (1) 3 2 Interest 7,423 (87) 114 27 Foreign currency 121 4 - 4 Liability position 2,861 (71) 31 (40) Shares 719 (28) 8 (20) Commodities 2 - - - Interest 2,140 (43) 23 (20) NDF - Non Deliverable Forward 295,508 (552) 27 (525) Asset position 138,772 4,239 207 4,446 Commodities 570 34 (1) 33 Foreign currency 138,202 4,205 208 4,413 Liability position 156,736 (4,791) (180) (4,971) Commodities 316 (10) (1) (11) Foreign currency 156,420 (4,781) (179) (4,960) Other derivative financial instruments 6,581 216 (126) 90 Asset position 5,428 226 (61) 165 Interest 5,428 226 (65) 161 Foreign currency - - 4 4 Liability position 1,153 (10) (65) (75) Shares 695 2 (41) (39) Interest 458 (12) (6) (18) Foreign currency - - (18) (18) Asset 19,888 21,966 41,854 Liability (24,861) (22,967) (47,828) Total (4,973) (1,001) (5,974) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 days 31 - 180 days 181 - 365 days Over 365 days 12/31/2019 Future contracts 196,055 238,485 87,747 142,597 664,884 Swap contracts 24,094 204,065 103,013 763,206 1,094,378 Option contracts 988,793 320,300 258,488 152,624 1,720,205 Forwards (onshore) 953 2,514 1,651 16 5,134 Credit derivatives - 4,746 733 7,260 12,739 NDF - Non Deliverable Forward 105,809 129,278 38,851 21,570 295,508 Other derivative financial instruments 12 786 320 5,463 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 50 The following table shows the composition of derivatives by index: Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in results / stockholders' Fair value notional amount (payable) / paid equity) 12/31/2019 12/31/2019 12/31/2019 12/31/2019 Future contracts 664,884 - - - Purchase commitments 325,468 - - - Shares 1,084 - - - Commodities 76 - - - Interest 301,898 - - - Foreign currency 22,410 - - - Commitments to sell 339,416 - - - Shares 1,163 - - - Commodities 1,049 - - - Interest 308,824 - - - Foreign currency 28,380 - - - Swap contracts (5,267) (1,202) (6,469) Asset position 1,094,378 5,566 20,892 26,458 Commodities 574 - 9 9 Interest 1,075,534 4,596 19,813 24,409 Foreign currency 18,270 970 1,070 2,040 Liability position 1,094,378 (10,833) (22,094) (32,927) Shares 49 (9) - (9) Commodities 855 - (12) (12) Interest 1,068,660 (9,383) (21,855) (31,238) Foreign currency 24,814 (1,441) (227) (1,668) Option contracts 1,720,205 (546) (59) (605) Purchase commitments – long position 245,824 6,191 (6) 6,185 Shares 11,513 256 515 771 Commodities 268 7 10 17 Interest 188,110 465 (331) 134 Foreign currency 45,933 5,463 (200) 5,263 Commitments to sell – long position 626,187 1,667 604 2,271 Shares 12,294 396 (40) 356 Commodities 228 5 (2) 3 Interest 568,442 513 887 1,400 Foreign currency 45,223 753 (241) 512 Purchase commitments – short position 172,703 (6,671) (19) (6,690) Shares 6,312 (180) (451) (631) Commodities 235 (10) (8) (18) Interest 129,647 (412) 329 (83) Foreign currency 36,509 (6,069) 111 (5,958) Commitments to sell – short position 675,491 (1,733) (638) (2,371) Shares 11,152 (269) (37) (306) Commodities 485 (11) - (11) Interest 621,405 (428) (888) (1,316) Foreign currency 42,449 (1,025) 287 (738) Forward operations (onshore) 5,134 1,412 (4) 1,408 Purchases receivable 668 796 (6) 790 Shares 488 488 (6) 482 Interest 160 308 - 308 Foreign currency 20 - - - Purchases payable obligations 660 (160) - (160) Interest - (160) - (160) Foreign currency 660 - - - Sales receivable 1,653 1,368 4 1,372 Shares 786 776 3 779 Interest - 592 1 593 Foreign currency 867 - - - Sales deliverable obligations 2,153 (592) (2) (594) Interest 592 (592) (1) (593) Foreign currency 1,561 - (1) (1) Credit derivatives 12,739 (236) 363 127 Asset position 9,878 (165) 332 167 Shares 2,307 (81) 215 134 Commodities 27 (1) 3 2 Interest 7,423 (87) 114 27 Foreign currency 121 4 - 4 Liability position 2,861 (71) 31 (40) Shares 719 (28) 8 (20) Commodities 2 - - - Interest 2,140 (43) 23 (20) NDF - Non Deliverable Forward 295,508 (552) 27 (525) Asset position 138,772 4,239 207 4,446 Commodities 570 34 (1) 33 Foreign currency 138,202 4,205 208 4,413 Liability position 156,736 (4,791) (180) (4,971) Commodities 316 (10) (1) (11) Foreign currency 156,420 (4,781) (179) (4,960) Other derivative financial instruments 6,581 216 (126) 90 Asset position 5,428 226 (61) 165 Interest 5,428 226 (65) 161 Foreign currency - - 4 4 Liability position 1,153 (10) (65) (75) Shares 695 2 (41) (39) Interest 458 (12) (6) (18) Foreign currency - - (18) (18) Asset 19,888 21,966 41,854 Liability (24,861) (22,967) (47,828) Total (4,973) (1,001) (5,974) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 days 31 - 180 days 181 - 365 days Over 365 days 12/31/2019 Future contracts 196,055 238,485 87,747 142,597 664,884 Swap contracts 24,094 204,065 103,013 763,206 1,094,378 Option contracts 988,793 320,300 258,488 152,624 1,720,205 Forwards (onshore) 953 2,514 1,651 16 5,134 Credit derivatives - 4,746 733 7,260 12,739 NDF - Non Deliverable Forward 105,809 129,278 38,851 21,570 295,508 Other derivative financial instruments 12 786 320 5,463 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 50

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 03/31/2020 NDF - Non Other derivative Future Swap Option Forwards Credit derivatives Deliverable financial contracts contracts contracts (onshore) Forward instruments B3 407,344 16,749 1,387,617 12,645 572 66,627 - Over-the-counter market 285,755 1,239,132 205,155 1,701 15,136 291,168 7,061 Financial institutions 284,346 990,079 163,542 9 15,135 185,594 5,569 Companies 1,409 224,722 41,051 1,692 1 103,947 1,492 Individuals - 24,331 562 - - 1,627 - Total 693,099 1,255,881 1,592,772 14,346 15,708 357,795 7,061 12/31/2019 NDF - Non Other derivative Future Swap Option Forwards Credit derivatives Deliverable financial contracts contracts contracts (onshore) Forward instruments B3 465,537 18,128 1,559,356 4,381 1 53,756 - Over-the-counter market 199,347 1,076,250 160,849 753 12,738 241,752 6,581 Financial institutions 198,788 864,858 125,312 292 12,738 141,204 5,340 Companies 559 180,005 35,122 461 - 99,204 1,241 Individuals - 31,387 415 - - 1,344 - Total 664,884 1,094,378 1,720,205 5,134 12,739 295,508 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 51 III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 03/31/2020 NDF - Non Other derivative Future Swap Option Forwards Credit derivatives Deliverable financial contracts contracts contracts (onshore) Forward instruments B3 407,344 16,749 1,387,617 12,645 572 66,627 - Over-the-counter market 285,755 1,239,132 205,155 1,701 15,136 291,168 7,061 Financial institutions 284,346 990,079 163,542 9 15,135 185,594 5,569 Companies 1,409 224,722 41,051 1,692 1 103,947 1,492 Individuals - 24,331 562 - - 1,627 - Total 693,099 1,255,881 1,592,772 14,346 15,708 357,795 7,061 12/31/2019 NDF - Non Other derivative Future Swap Option Forwards Credit derivatives Deliverable financial contracts contracts contracts (onshore) Forward instruments B3 465,537 18,128 1,559,356 4,381 1 53,756 - Over-the-counter market 199,347 1,076,250 160,849 753 12,738 241,752 6,581 Financial institutions 198,788 864,858 125,312 292 12,738 141,204 5,340 Companies 559 180,005 35,122 461 - 99,204 1,241 Individuals - 31,387 415 - - 1,344 - Total 664,884 1,094,378 1,720,205 5,134 12,739 295,508 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 51

IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 03/31/2020 Maximum potential From 1 to 3 From 3 to 5 Up to 1 year Over 5 years of future payments, years years gross By instrument CDS 9,415 1,231 3,578 3,494 1,112 TRS 4,666 4,666 - - - Total by instrument 14,081 5,897 3,578 3,494 1,112 By risk rating Investment grade 1,328 149 781 398 - Below investment grade 12,753 5,748 2,797 3,096 1,112 Total by risk 14,081 5,897 3,578 3,494 1,112 By reference entity Brazilian government 9,920 5,613 1,571 1,800 936 Governments – abroad 257 44 113 100 - Private entities 3,904 240 1,894 1,594 176 Total by entity 14,081 5,897 3,578 3,494 1,112 12/31/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 6,283 1,013 2,675 2,539 56 TRS 4,161 4,161 - - - Total by instrument 10,444 5,174 2,675 2,539 56 By risk rating Investment grade 1,049 135 602 312 - Below investment grade 9,395 5,039 2,073 2,227 56 Total by risk 10,444 5,174 2,675 2,539 56 By reference entity Brazilian government 7,301 4,921 1,117 1,263 - Governments – abroad 200 34 88 78 - Private entities 2,943 219 1,470 1,198 56 Total by entity 10,444 5,174 2,675 2,539 56 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 52 IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 03/31/2020 Maximum potential From 1 to 3 From 3 to 5 Up to 1 year Over 5 years of future payments, years years gross By instrument CDS 9,415 1,231 3,578 3,494 1,112 TRS 4,666 4,666 - - - Total by instrument 14,081 5,897 3,578 3,494 1,112 By risk rating Investment grade 1,328 149 781 398 - Below investment grade 12,753 5,748 2,797 3,096 1,112 Total by risk 14,081 5,897 3,578 3,494 1,112 By reference entity Brazilian government 9,920 5,613 1,571 1,800 936 Governments – abroad 257 44 113 100 - Private entities 3,904 240 1,894 1,594 176 Total by entity 14,081 5,897 3,578 3,494 1,112 12/31/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 6,283 1,013 2,675 2,539 56 TRS 4,161 4,161 - - - Total by instrument 10,444 5,174 2,675 2,539 56 By risk rating Investment grade 1,049 135 602 312 - Below investment grade 9,395 5,039 2,073 2,227 56 Total by risk 10,444 5,174 2,675 2,539 56 By reference entity Brazilian government 7,301 4,921 1,117 1,263 - Governments – abroad 200 34 88 78 - Private entities 2,943 219 1,470 1,198 56 Total by entity 10,444 5,174 2,675 2,539 56 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 52

03/31/2020 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (9,415) 1,627 (7,788) TRS (4,666) - (4,666) Total (14,081) 1,627 (12,454) 12/31/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,283) 2,295 (3,988) TRS (4,161) - (4,161) Total (10,444) 2,295 (8,149) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 53 03/31/2020 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (9,415) 1,627 (7,788) TRS (4,666) - (4,666) Total (14,081) 1,627 (12,454) 12/31/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,283) 2,295 (3,988) TRS (4,161) - (4,161) Total (10,444) 2,295 (8,149) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 53

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2020 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial assets presented in the Total the Balance Sheet (1) (3) Balance Sheet assets Financial instruments Cash collateral received Securities purchased under agreements to resell 265,404 - 265,404 (1,543) - 263,861 Derivatives financial instruments 81,785 - 81,785 (17,908) - 63,877 12/31/2019 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial assets presented in the Total the Balance Sheet (1) (3) assets Balance Sheet Cash collateral received Financial instruments Securities purchased under agreements to resell 198,422 - 198,422 (596) - 197,826 Derivatives financial instruments 41,854 - 41,854 (14,121) - 27,733 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2020 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial liabilities presented in the Total the Balance Sheet (1) (3) Balance Sheet liabilities Financial instruments Cash collateral pledged Securities sold under repurchase agreements 298,406 - 298,406 (25,747) - 272,659 Derivatives financial instruments 88,135 - 88,135 (17,908) (148) 70,079 12/31/2019 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial liabilities presented in the Total the Balance Sheet (1) (3) Balance Sheet liabilities Financial instruments Cash collateral pledged Securities sold under repurchase agreements 256,583 - 256,583 (23,509) - 233,074 Derivatives financial instruments 47,828 - 47,828 (14,121) (148) 33,559 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 54 V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2020 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial assets presented in the Total the Balance Sheet (1) (3) Balance Sheet assets Financial instruments Cash collateral received Securities purchased under agreements to resell 265,404 - 265,404 (1,543) - 263,861 Derivatives financial instruments 81,785 - 81,785 (17,908) - 63,877 12/31/2019 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial assets presented in the Total the Balance Sheet (1) (3) assets Balance Sheet Cash collateral received Financial instruments Securities purchased under agreements to resell 198,422 - 198,422 (596) - 197,826 Derivatives financial instruments 41,854 - 41,854 (14,121) - 27,733 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2020 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial liabilities presented in the Total the Balance Sheet (1) (3) Balance Sheet liabilities Financial instruments Cash collateral pledged Securities sold under repurchase agreements 298,406 - 298,406 (25,747) - 272,659 Derivatives financial instruments 88,135 - 88,135 (17,908) (148) 70,079 12/31/2019 (2) Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet Gross amount offset in recognized financial liabilities presented in the Total the Balance Sheet (1) (3) Balance Sheet liabilities Financial instruments Cash collateral pledged Securities sold under repurchase agreements 256,583 - 256,583 (23,509) - 233,074 Derivatives financial instruments 47,828 - 47,828 (14,121) (148) 33,559 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 54

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuations in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 55 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuations in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 55

03/31/2020 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 48,684 (2,749) (3,113) 48,587 (2,749) agreements to resell Loans and lease operations and Hedge of assets transactions 5,653 - 155 155 5,822 155 Securities Securities purchased under Hedge of asset-backed securities under repurchase agreements 29,157 - 828 828 30,432 828 agreements to resell Hedge of loan operations Loans and lease operations 278 - 16 16 262 18 - 5,036 (97) (93) 4,940 (97) Hedge of funding Deposits Hedge of assets denominated in UF Securities 9,739 - 22 22 9,717 24 Foreign exchange risk 985 - 46 260 985 46 Hedge of highly probable forecast transactions Total 45,812 53,720 (1,779) (1,925) 100,745 (1,775) 12/31/2019 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 24,543 (2,808) (3,310) 24,543 (2,814) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 5,564 - 91 91 5,656 91 Hedge of assets transactions Securities Securities purchased under 30,896 - 520 520 32,130 523 Hedge of asset-backed securities under repurchase agreements agreements to resell 269 - 12 12 257 14 Hedge of loan operations Loans and lease operations Hedge of funding Deposits - 4,617 (27) (22) 4,590 (27) Hedge of assets denominated in UF Securities 12,588 - 6 6 12,582 5 Foreign exchange risk Hedge of highly probable forecast transactions 294 - (11) 179 294 (11) Total 49,611 29,160 (2,217) (2,524) 80,052 (2,219) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The remaining balance in the reserve of cash flow hedge for which the accounting hedge is no longer applied is R$ (146) (R$ (307) at 12/31/2019). 03/31/2020 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 84,841 147 - (1,766) (1,766) - (138) Swap 14,919 5,036 10,021 (55) (59) 4 - Foreign exchange risk Futures 985 - 870 46 46 - - Total 100,745 5,183 10,891 (1,775) (1,779) 4 (138) 12/31/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 62,329 - 14 (2,200) (2,197) (3) (762) Swap 17,429 4,617 12,858 (8) (9) 1 - Foreign exchange risk Futures 294 - 156 (11) (11) - - Total 80,052 4,617 13,028 (2,219) (2,217) (2) (762) (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 56 03/31/2020 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 48,684 (2,749) (3,113) 48,587 (2,749) agreements to resell Loans and lease operations and Hedge of assets transactions 5,653 - 155 155 5,822 155 Securities Securities purchased under Hedge of asset-backed securities under repurchase agreements 29,157 - 828 828 30,432 828 agreements to resell Hedge of loan operations Loans and lease operations 278 - 16 16 262 18 - 5,036 (97) (93) 4,940 (97) Hedge of funding Deposits Hedge of assets denominated in UF Securities 9,739 - 22 22 9,717 24 Foreign exchange risk 985 - 46 260 985 46 Hedge of highly probable forecast transactions Total 45,812 53,720 (1,779) (1,925) 100,745 (1,775) 12/31/2019 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 24,543 (2,808) (3,310) 24,543 (2,814) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 5,564 - 91 91 5,656 91 Hedge of assets transactions Securities Securities purchased under 30,896 - 520 520 32,130 523 Hedge of asset-backed securities under repurchase agreements agreements to resell 269 - 12 12 257 14 Hedge of loan operations Loans and lease operations Hedge of funding Deposits - 4,617 (27) (22) 4,590 (27) Hedge of assets denominated in UF Securities 12,588 - 6 6 12,582 5 Foreign exchange risk Hedge of highly probable forecast transactions 294 - (11) 179 294 (11) Total 49,611 29,160 (2,217) (2,524) 80,052 (2,219) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The remaining balance in the reserve of cash flow hedge for which the accounting hedge is no longer applied is R$ (146) (R$ (307) at 12/31/2019). 03/31/2020 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 84,841 147 - (1,766) (1,766) - (138) Swap 14,919 5,036 10,021 (55) (59) 4 - Foreign exchange risk Futures 985 - 870 46 46 - - Total 100,745 5,183 10,891 (1,775) (1,779) 4 (138) 12/31/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 62,329 - 14 (2,200) (2,197) (3) (762) Swap 17,429 4,617 12,858 (8) (9) 1 - Foreign exchange risk Futures 294 - 156 (11) (11) - - Total 80,052 4,617 13,028 (2,219) (2,217) (2) (762) (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 56

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 03/31/2020 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 16,476 (12,063) (12,063) 24,946 (12,066) Total - 16,476 (12,063) (12,063) 24,946 (12,066) 12/31/2019 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,396 (7,217) (7,217) 16,947 (7,220) Total - 14,396 (7,217) (7,217) 16,947 (7,220) (1) Hedge instruments consider the gross tax position; (2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation. 03/31/2020 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk Futures 44,203 - 120 (19,172) (19,135) (37) - Forward (3,950) 3,960 - 407 380 27 - (15,203) - 336 6,436 6,427 9 - NDF Financial Assets (104) 104 - 263 265 (2) - Total 24,946 4,064 456 (12,066) (12,063) (3) - 12/31/2019 Variations in fair Variation in the value Hedge Amount reclassified (*) Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk Futures 32,966 228 - (12,329) (12,292) (37) - Forward (2,990) 2,977 - 408 381 27 - NDF (11,525) 260 - 4,443 4,434 9 - Financial Assets (1,504) 1,523 - 258 260 (2) - 16,947 4,988 - (7,220) (7,217) (3) - Total (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 57 b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 03/31/2020 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 16,476 (12,063) (12,063) 24,946 (12,066) Total - 16,476 (12,063) (12,063) 24,946 (12,066) 12/31/2019 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,396 (7,217) (7,217) 16,947 (7,220) Total - 14,396 (7,217) (7,217) 16,947 (7,220) (1) Hedge instruments consider the gross tax position; (2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation. 03/31/2020 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk Futures 44,203 - 120 (19,172) (19,135) (37) - Forward (3,950) 3,960 - 407 380 27 - (15,203) - 336 6,436 6,427 9 - NDF Financial Assets (104) 104 - 263 265 (2) - Total 24,946 4,064 456 (12,066) (12,063) (3) - 12/31/2019 Variations in fair Variation in the value Hedge Amount reclassified (*) Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk Futures 32,966 228 - (12,329) (12,292) (37) - Forward (2,990) 2,977 - 408 381 27 - NDF (11,525) 260 - 4,443 4,434 9 - Financial Assets (1,504) 1,523 - 258 260 (2) - 16,947 4,988 - (7,220) (7,217) (3) - Total (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 57

c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. · The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 03/31/2020 (2) Hedged Item Hedge Instruments (1) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 9,537 - 9,921 - 384 9,537 (392) Hedge of funding - 8,513 - 9,361 (848) 8,513 846 Hedge of securities at fair value through other 7,779 - 8,165 - 386 7,892 (386) comprehensive income Total 17,316 8,513 18,086 9,361 (78) 25,942 68 12/31/2019 Hedged Item Hedge Instruments (1) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,386 - 7,642 - 256 7,386 (264) Hedge of funding - 7,436 - 8,195 (759) 7,436 775 Hedge of securities at fair value through other 4,482 - 4,574 - 92 4,609 (85) comprehensive income Total 11,868 7,436 12,216 8,195 (411) 19,431 426 (1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. (2) Comprises the amount of R$ 5,889 at 03/31/2020, related to instruments exposed by the change in reference interest rates - IBORs. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 58 c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. · The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 03/31/2020 (2) Hedged Item Hedge Instruments (1) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 9,537 - 9,921 - 384 9,537 (392) Hedge of funding - 8,513 - 9,361 (848) 8,513 846 Hedge of securities at fair value through other 7,779 - 8,165 - 386 7,892 (386) comprehensive income Total 17,316 8,513 18,086 9,361 (78) 25,942 68 12/31/2019 Hedged Item Hedge Instruments (1) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,386 - 7,642 - 256 7,386 (264) Hedge of funding - 7,436 - 8,195 (759) 7,436 775 Hedge of securities at fair value through other 4,482 - 4,574 - 92 4,609 (85) comprehensive income Total 11,868 7,436 12,216 8,195 (411) 19,431 426 (1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. (2) Comprises the amount of R$ 5,889 at 03/31/2020, related to instruments exposed by the change in reference interest rates - IBORs. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 58

03/31/2020 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 25,942 1,799 5,840 68 (10) Swap Total 25,942 1,799 5,840 68 (10) 12/31/2019 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 19,431 766 4,636 426 15 Swap Total 19,431 766 4,636 426 15 (1) Amounts recorded under heading Derivatives; (2) The amount of R$ 11 is no longer qualified as hedge, with effect on result of R$ (13) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 59 03/31/2020 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 25,942 1,799 5,840 68 (10) Swap Total 25,942 1,799 5,840 68 (10) 12/31/2019 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 19,431 766 4,636 426 15 Swap Total 19,431 766 4,636 426 15 (1) Amounts recorded under heading Derivatives; (2) The amount of R$ 11 is no longer qualified as hedge, with effect on result of R$ (13) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 59

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 03/31/2020 12/31/2019 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 48,587 81 48,684 24,543 (37) 24,543 Hedge of highly probable forecast transactions 985 46 985 294 (11) 294 Hedge of net investment in foreign operations 24,946 3,608 16,476 16,947 4,988 14,396 Hedge of loan operations (Fair value) 9,537 (392) 9,537 7,386 (264) 7,386 Hedge of loan operations (Cash flow) 262 18 278 257 14 269 Hedge of funding (Fair value) 8,513 846 8,513 7,436 775 7,436 Hedge of funding (Cash flow) 4,940 (97) 5,036 4,590 (27) 4,617 Hedge of assets transactions 5,822 155 5,653 5,656 91 5,564 Hedge of asset-backed securities under repurchase agreements 30,432 55 29,157 32,130 20 30,896 Hedge of assets denominated in UF 9,717 24 9,739 12,582 5 12,588 Hedge of securities at fair value through other comprehensive income 7,892 (386) 7,779 4,609 (85) 4,482 Total 3,958 5,469 The table below shows the breakdown by maturity of the hedging strategies: 03/31/2020 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 33,293 1,821 8,849 - 4,092 532 - 48,587 Hedge of highly probable forecast transactions 985 - - - - - - 985 (*) 24,946 - - - - - - 24,946 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 474 2,909 2,436 781 1,089 1,358 490 9,537 Hedge of loan operations (Cash flow) 24 207 31 - - - - 262 Hedge of funding (Fair value) - 296 427 547 153 4,981 2,109 8,513 Hedge of funding (Cash flow) 2,635 - - 1,870 183 252 - 4,940 Hedge of assets transactions 1,853 3,969 - - - - - 5,822 Hedge of asset-backed securities under repurchase agreements 12,368 10,203 7,128 - 733 - - 30,432 Hedge of assets denominated in UF 9,655 62 - - - - - 9,717 Hedge of securities at fair value through other comprehensive income 5,530 73 70 - 93 2,126 - 7,892 Total 91,763 19,540 18,941 3,198 6,343 9,249 2,599 151,633 12/31/2019 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 5,533 4,409 1,627 8,464 - 4,510 - 24,543 Hedge of highly probable forecast transactions 294 - - - - - - 294 (*) Hedge of net investment in foreign operations 16,947 - - - - - - 16,947 Hedge of loan operations (Fair value) 381 2,490 1,248 993 623 1,111 540 7,386 Hedge of loan operations (Cash flow) 27 156 74 - - - - 257 Hedge of funding (Fair value) 299 152 375 423 129 4,220 1,838 7,436 Hedge of funding (Cash flow) 2,562 - - 1,646 161 221 - 4,590 Hedge of assets transactions - 3,671 1,985 - - - - 5,656 Hedge of asset-backed securities under repurchase agreements 6,225 18,739 812 5,621 - 733 - 32,130 Hedge of assets denominated in UF 9,628 2,954 - - - - - 12,582 Hedge of securities at fair value through other comprehensive income 4,230 - 28 - - 351 - 4,609 Total 46,126 32,571 6,149 17,147 913 11,146 2,378 116,430 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 60 The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 03/31/2020 12/31/2019 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 48,587 81 48,684 24,543 (37) 24,543 Hedge of highly probable forecast transactions 985 46 985 294 (11) 294 Hedge of net investment in foreign operations 24,946 3,608 16,476 16,947 4,988 14,396 Hedge of loan operations (Fair value) 9,537 (392) 9,537 7,386 (264) 7,386 Hedge of loan operations (Cash flow) 262 18 278 257 14 269 Hedge of funding (Fair value) 8,513 846 8,513 7,436 775 7,436 Hedge of funding (Cash flow) 4,940 (97) 5,036 4,590 (27) 4,617 Hedge of assets transactions 5,822 155 5,653 5,656 91 5,564 Hedge of asset-backed securities under repurchase agreements 30,432 55 29,157 32,130 20 30,896 Hedge of assets denominated in UF 9,717 24 9,739 12,582 5 12,588 Hedge of securities at fair value through other comprehensive income 7,892 (386) 7,779 4,609 (85) 4,482 Total 3,958 5,469 The table below shows the breakdown by maturity of the hedging strategies: 03/31/2020 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 33,293 1,821 8,849 - 4,092 532 - 48,587 Hedge of highly probable forecast transactions 985 - - - - - - 985 (*) 24,946 - - - - - - 24,946 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 474 2,909 2,436 781 1,089 1,358 490 9,537 Hedge of loan operations (Cash flow) 24 207 31 - - - - 262 Hedge of funding (Fair value) - 296 427 547 153 4,981 2,109 8,513 Hedge of funding (Cash flow) 2,635 - - 1,870 183 252 - 4,940 Hedge of assets transactions 1,853 3,969 - - - - - 5,822 Hedge of asset-backed securities under repurchase agreements 12,368 10,203 7,128 - 733 - - 30,432 Hedge of assets denominated in UF 9,655 62 - - - - - 9,717 Hedge of securities at fair value through other comprehensive income 5,530 73 70 - 93 2,126 - 7,892 Total 91,763 19,540 18,941 3,198 6,343 9,249 2,599 151,633 12/31/2019 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 5,533 4,409 1,627 8,464 - 4,510 - 24,543 Hedge of highly probable forecast transactions 294 - - - - - - 294 (*) Hedge of net investment in foreign operations 16,947 - - - - - - 16,947 Hedge of loan operations (Fair value) 381 2,490 1,248 993 623 1,111 540 7,386 Hedge of loan operations (Cash flow) 27 156 74 - - - - 257 Hedge of funding (Fair value) 299 152 375 423 129 4,220 1,838 7,436 Hedge of funding (Cash flow) 2,562 - - 1,646 161 221 - 4,590 Hedge of assets transactions - 3,671 1,985 - - - - 5,656 Hedge of asset-backed securities under repurchase agreements 6,225 18,739 812 5,621 - 733 - 32,130 Hedge of assets denominated in UF 9,628 2,954 - - - - - 12,582 Hedge of securities at fair value through other comprehensive income 4,230 - 28 - - 351 - 4,609 Total 46,126 32,571 6,149 17,147 913 11,146 2,378 116,430 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 60

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 03/31/2020 12/31/2019 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount (2) equity) equity) (1a) Brazilian government securities 53,285 85 - 53,370 48,718 2,014 - 50,732 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 26,061 (125) (7) 25,929 20,638 (64) (3) 20,571 Germany 29 - - 29 23 - - 23 Colombia 5,146 (23) - 5,123 3,851 27 - 3,878 Chile 14,740 89 - 14,829 11,119 89 - 11,208 United States 2,849 12 - 2,861 2,758 (2) - 2,756 Italy - - - - 328 1 - 329 Paraguay 2,828 (190) (7) 2,631 1,957 (174) (3) 1,780 Uruguay 469 (13) - 456 602 (5) - 597 (1c) Corporate debt securities 4,815 (88) (90) 4,637 5,308 96 (47) 5,357 Negotiable Shares 5 37 - 42 83 66 - 149 Bank deposit certificates 399 4 (2) 401 2,371 - - 2,371 Securitized real estate loans - - - - 25 1 - 26 Debentures 444 (44) (45) 355 387 (10) (43) 334 Eurobonds and others 3,964 (85) (40) 3,839 2,439 39 (1) 2,477 Other 3 - (3) - 3 - (3) - Total 84,197 (128) (133) 83,936 74,700 2,046 (86) 76,660 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 28,044 (R$ 27,864 at 12/31/2019), b) R$ 1,867 (R$ 590 at 12/31/2019) and c) 46, totaling R$ 29,957 (R$ 28,454 at 12/31/2019). (2) In this quarter, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 03/31/2020 12/31/2019 Gross Gross carrying Fair value carrying Fair value amount amount Current 20,067 20,099 10,258 10,272 Non-stated maturity 5 42 83 149 Up to one year 20,062 20,057 10,175 10,123 Non-current 64,130 63,837 64,442 66,388 From one to five years 41,574 42,131 45,704 46,456 From five to ten years 12,874 12,566 11,101 11,649 After ten years 9,682 9,140 7,637 8,283 Total 84,197 83,936 74,700 76,660 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 03/31/2020 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 5 37 - 42 Total 5 37 - 42 12/31/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 83 66 - 149 Total 83 66 - 149 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 03/31/2020 12/31/2019 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 5 42 83 149 Non-stated maturity 5 42 83 149 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 61 Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 03/31/2020 12/31/2019 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount (2) equity) equity) (1a) Brazilian government securities 53,285 85 - 53,370 48,718 2,014 - 50,732 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 26,061 (125) (7) 25,929 20,638 (64) (3) 20,571 Germany 29 - - 29 23 - - 23 Colombia 5,146 (23) - 5,123 3,851 27 - 3,878 Chile 14,740 89 - 14,829 11,119 89 - 11,208 United States 2,849 12 - 2,861 2,758 (2) - 2,756 Italy - - - - 328 1 - 329 Paraguay 2,828 (190) (7) 2,631 1,957 (174) (3) 1,780 Uruguay 469 (13) - 456 602 (5) - 597 (1c) Corporate debt securities 4,815 (88) (90) 4,637 5,308 96 (47) 5,357 Negotiable Shares 5 37 - 42 83 66 - 149 Bank deposit certificates 399 4 (2) 401 2,371 - - 2,371 Securitized real estate loans - - - - 25 1 - 26 Debentures 444 (44) (45) 355 387 (10) (43) 334 Eurobonds and others 3,964 (85) (40) 3,839 2,439 39 (1) 2,477 Other 3 - (3) - 3 - (3) - Total 84,197 (128) (133) 83,936 74,700 2,046 (86) 76,660 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 28,044 (R$ 27,864 at 12/31/2019), b) R$ 1,867 (R$ 590 at 12/31/2019) and c) 46, totaling R$ 29,957 (R$ 28,454 at 12/31/2019). (2) In this quarter, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 03/31/2020 12/31/2019 Gross Gross carrying Fair value carrying Fair value amount amount Current 20,067 20,099 10,258 10,272 Non-stated maturity 5 42 83 149 Up to one year 20,062 20,057 10,175 10,123 Non-current 64,130 63,837 64,442 66,388 From one to five years 41,574 42,131 45,704 46,456 From five to ten years 12,874 12,566 11,101 11,649 After ten years 9,682 9,140 7,637 8,283 Total 84,197 83,936 74,700 76,660 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 03/31/2020 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 5 37 - 42 Total 5 37 - 42 12/31/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 83 66 - 149 Total 83 66 - 149 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 03/31/2020 12/31/2019 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 5 42 83 149 Non-stated maturity 5 42 83 149 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 61

Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2019 03/31/2020 Financial assets at fair value through other comprehensive (86) (43) (4) - - - - - (133) income Brazilian government securities (36) - - - - - - - (36) Other (36) - - - - - - - (36) Government securities - other countries (3) (4) - - - - - - (7) Corporate debt securities (47) (39) (4) - - - - - (90) Bank deposit certificate - (1) (1) - - - - - (2) Debentures (43) (2) - - - - - - (45) Eurobonds and others (1) (36) (3) - - - - - (40) Other (3) - - - - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2018 12/31/2019 Financial assets at fair value through other comprehensive (85) - (1) - - - - - (86) income Brazilian government securities (36) - - - - - - - (36) Other (36) - - - - - - - (36) Government securities - other countries - (2) (1) - - - - - (3) Corporate debt securities (49) 2 - - - - - - (47) Debentures (43) - - - - - - - (43) Eurobond and others (3) 2 - - - - - - (1) Other (3) - - - - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 03/31/2020 12/31/2019 Net Net Amortized Expected Amortized Expected Amortized Amortized Cost Loss Cost Loss Cost Cost (1a) Brazilian government securities 61,651 (50) 61,601 56,355 (52) 56,303 Government securities – abroad 17,232 (38) 17,194 17,226 - 17,226 Colombia 322 (14) 308 335 - 335 Chile 798 - 798 621 - 621 Korea 3,425 (6) 3,419 3,427 - 3,427 Spain 4,980 (12) 4,968 4,984 - 4,984 United States - - - 80 - 80 Mexico 7,687 (6) 7,681 7,763 - 7,763 Uruguay 20 - 20 16 - 16 (1b) Corporate debt securities 60,460 (3,251) 57,209 59,538 (2,601) 56,937 Rural product note 5,191 (160) 5,031 5,388 (47) 5,341 Bank deposit certificates 14 - 14 54 - 54 Real estate receivables certificates 5,469 (40) 5,429 5,844 (2) 5,842 Debentures 42,318 (2,882) 39,436 41,053 (2,532) 38,521 Eurobonds and others 1,015 (29) 986 1,083 (1) 1,082 Promissory notes 5,007 (88) 4,919 5,001 (3) 4,998 Other 1,446 (52) 1,394 1,115 (16) 1,099 139,343 (3,339) 136,004 133,119 (2,653) 130,466 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 5,921 (R$ 9,583 at 12/31/2019) and b) R$ 22,370 (R$ 17,457 at 12/31/2019), totaling R$ 28,291 (R$ 27,040 at 12/31/2019). The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 03/31/2020 12/31/2019 Net Amortized Net Amortized Amortized Cost Amortized Cost Cost Cost Current 37,128 36,759 30,113 29,766 Up to one year 37,128 36,759 30,113 29,766 Non-current 102,215 99,245 103,006 100,700 From one to five years 59,704 58,253 57,120 56,178 From five to ten years 31,493 30,280 34,599 33,512 After ten years 11,018 10,712 11,287 11,010 Total 139,343 136,004 133,119 130,466 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 62 Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2019 03/31/2020 Financial assets at fair value through other comprehensive (86) (43) (4) - - - - - (133) income Brazilian government securities (36) - - - - - - - (36) Other (36) - - - - - - - (36) Government securities - other countries (3) (4) - - - - - - (7) Corporate debt securities (47) (39) (4) - - - - - (90) Bank deposit certificate - (1) (1) - - - - - (2) Debentures (43) (2) - - - - - - (45) Eurobonds and others (1) (36) (3) - - - - - (40) Other (3) - - - - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2018 12/31/2019 Financial assets at fair value through other comprehensive (85) - (1) - - - - - (86) income Brazilian government securities (36) - - - - - - - (36) Other (36) - - - - - - - (36) Government securities - other countries - (2) (1) - - - - - (3) Corporate debt securities (49) 2 - - - - - - (47) Debentures (43) - - - - - - - (43) Eurobond and others (3) 2 - - - - - - (1) Other (3) - - - - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 03/31/2020 12/31/2019 Net Net Amortized Expected Amortized Expected Amortized Amortized Cost Loss Cost Loss Cost Cost (1a) Brazilian government securities 61,651 (50) 61,601 56,355 (52) 56,303 Government securities – abroad 17,232 (38) 17,194 17,226 - 17,226 Colombia 322 (14) 308 335 - 335 Chile 798 - 798 621 - 621 Korea 3,425 (6) 3,419 3,427 - 3,427 Spain 4,980 (12) 4,968 4,984 - 4,984 United States - - - 80 - 80 Mexico 7,687 (6) 7,681 7,763 - 7,763 Uruguay 20 - 20 16 - 16 (1b) Corporate debt securities 60,460 (3,251) 57,209 59,538 (2,601) 56,937 Rural product note 5,191 (160) 5,031 5,388 (47) 5,341 Bank deposit certificates 14 - 14 54 - 54 Real estate receivables certificates 5,469 (40) 5,429 5,844 (2) 5,842 Debentures 42,318 (2,882) 39,436 41,053 (2,532) 38,521 Eurobonds and others 1,015 (29) 986 1,083 (1) 1,082 Promissory notes 5,007 (88) 4,919 5,001 (3) 4,998 Other 1,446 (52) 1,394 1,115 (16) 1,099 139,343 (3,339) 136,004 133,119 (2,653) 130,466 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 5,921 (R$ 9,583 at 12/31/2019) and b) R$ 22,370 (R$ 17,457 at 12/31/2019), totaling R$ 28,291 (R$ 27,040 at 12/31/2019). The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 03/31/2020 12/31/2019 Net Amortized Net Amortized Amortized Cost Amortized Cost Cost Cost Current 37,128 36,759 30,113 29,766 Up to one year 37,128 36,759 30,113 29,766 Non-current 102,215 99,245 103,006 100,700 From one to five years 59,704 58,253 57,120 56,178 From five to ten years 31,493 30,280 34,599 33,512 After ten years 11,018 10,712 11,287 11,010 Total 139,343 136,004 133,119 130,466 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 62

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2019 12/31/2020 (1 98) (850) (48) 8 - - - - (1,088) Financial assets at amortized cost Brazilian government securities (52) 2 - - - - - - (50) Government securities - other countries - (4 0) - 2 - - - - (3 8) Colombia - (16) - 2 - - - (14) - Korea - (6) - - - - - - (6) Spain - (12) - - - - - (1 2) - Mexico - (6) - - - - - - (6) Corporate debt securities (1 46) (8 12) (4 8) 6 - - - - (1 ,000) Rural product note (9) (1 32) (4) - - - - - (1 45) Real estate receivables certificates (2) (38) (2) 2 - - - - (40) Debentures (1 31) (5 13) (2 2) 4 - - - - (6 62) Eurobond and others (1) (2 6) (1) - - - - - (2 8) Promissory notes (3) (79) (6) - - - - - (88) Other - (2 4) (13) - - - - - (37) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (5 8) (40) (27) 17 - 10 - (13) (111) Corporate debt securities (5 8) (40) (2 7) 17 - 10 - (13) (111) Rural product note (5) (2) - 1 - 1 - - (5) Debentures (53) (3 7) (2 7) 16 - 9 - (1 3) (105) Eurobond and others - (1) - - - - - - (1) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2019 12/31/2020 Financial assets at amortized cost (2 ,397) 232 (63) 85 - 13 - (10) (2 ,140) Corporate debt securities (2,397) 232 (63) 85 - 13 - (10) (2,140) Rural product note (33) (9) - 33 - - - (1) (10) Debentures (2,348) 225 (33) 37 - 13 - (9) (2,115) Other (16) 16 (30) 15 - - - - (1 5) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2018 12/31/2019 (223) 36 (38) 48 74 - (75) (20) (198) Financial assets at amortized cost Brazilian government securities - 7 - - - - (59) - (52) Government securities - other countries - Colombia (4) 5 (3) 2 - - - - - Corporate debt securities (219) 24 (35) 46 74 - (16) (20) (146) Rural product note (7) 4 (7) 1 - - - - (9) Real estate receivables certificates (2) - (4) 23 - - - (19) (2) Debentures (206) 19 (21) 20 74 - (16) (1) (131) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) 1 (3) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2018 12/31/2019 (824) 82 (2) 66 75 619 (74) - (58) Financial assets at amortized cost Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 82 (2) 66 16 619 (74) - (58) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 90 - 66 16 614 (74) - (53) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2018 12/31/2019 (2,599) (35) (193) 1,029 20 - - (619) (2,397) Financial assets at amortized cost Corporate debt securities (2,599) (35) (193) 1,029 20 - - (619) (2,397) Rural product note (173) (3) (50) 198 - - - (5) (33) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (48) (127) 477 1 - - (614) (2,348) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 63 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2019 12/31/2020 (1 98) (850) (48) 8 - - - - (1,088) Financial assets at amortized cost Brazilian government securities (52) 2 - - - - - - (50) Government securities - other countries - (4 0) - 2 - - - - (3 8) Colombia - (16) - 2 - - - (14) - Korea - (6) - - - - - - (6) Spain - (12) - - - - - (1 2) - Mexico - (6) - - - - - - (6) Corporate debt securities (1 46) (8 12) (4 8) 6 - - - - (1 ,000) Rural product note (9) (1 32) (4) - - - - - (1 45) Real estate receivables certificates (2) (38) (2) 2 - - - - (40) Debentures (1 31) (5 13) (2 2) 4 - - - - (6 62) Eurobond and others (1) (2 6) (1) - - - - - (2 8) Promissory notes (3) (79) (6) - - - - - (88) Other - (2 4) (13) - - - - - (37) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (5 8) (40) (27) 17 - 10 - (13) (111) Corporate debt securities (5 8) (40) (2 7) 17 - 10 - (13) (111) Rural product note (5) (2) - 1 - 1 - - (5) Debentures (53) (3 7) (2 7) 16 - 9 - (1 3) (105) Eurobond and others - (1) - - - - - - (1) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2019 12/31/2020 Financial assets at amortized cost (2 ,397) 232 (63) 85 - 13 - (10) (2 ,140) Corporate debt securities (2,397) 232 (63) 85 - 13 - (10) (2,140) Rural product note (33) (9) - 33 - - - (1) (10) Debentures (2,348) 225 (33) 37 - 13 - (9) (2,115) Other (16) 16 (30) 15 - - - - (1 5) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2018 12/31/2019 (223) 36 (38) 48 74 - (75) (20) (198) Financial assets at amortized cost Brazilian government securities - 7 - - - - (59) - (52) Government securities - other countries - Colombia (4) 5 (3) 2 - - - - - Corporate debt securities (219) 24 (35) 46 74 - (16) (20) (146) Rural product note (7) 4 (7) 1 - - - - (9) Real estate receivables certificates (2) - (4) 23 - - - (19) (2) Debentures (206) 19 (21) 20 74 - (16) (1) (131) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) 1 (3) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2018 12/31/2019 (824) 82 (2) 66 75 619 (74) - (58) Financial assets at amortized cost Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 82 (2) 66 16 619 (74) - (58) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 90 - 66 16 614 (74) - (53) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2018 12/31/2019 (2,599) (35) (193) 1,029 20 - - (619) (2,397) Financial assets at amortized cost Corporate debt securities (2,599) (35) (193) 1,029 20 - - (619) (2,397) Rural product note (173) (3) (50) 198 - - - (5) (33) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (48) (127) 477 1 - - (614) (2,348) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 63

Note 10 - Loan and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and finance lease by type 03/31/2020 12/31/2019 Individuals 238,098 240,490 Credit card 84,595 91,676 Personal loan 37,387 34,892 Payroll loans 50,509 49,608 Vehicles 19,409 18,968 Mortgage loans 46,198 45,346 Corporate 122,475 100,789 Micro / Small and medium companies 99,887 90,733 Foreign loans - Latin America 181,605 153,779 Total loans and finance lease operations 642,065 585,791 (1) Provision for Expected Loss (44,026) (37,508) Total loans and finance lease operations, net of allowance for Expected Credit Loss 598,039 548,283 (1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (1,043) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,648) (R$ (3,303) at 12/31/2019). By maturity 03/31/2020 12/31/2019 Overdue as from 1 day 26,465 21,263 Falling due up to 3 months 177,551 165,028 Falling due from 3 months to 12 months 164,164 149,388 Falling due after 1 year 273,885 250,112 Total loans and finance lease operations 642,065 585,791 By concentration 03/31/2020 12/31/2019 Largest debtor 6,966 5,389 10 largest debtors 34,885 29,340 20 largest debtors 51,297 44,712 50 largest debtors 82,510 71,965 100 largest debtors 113,725 97,695 The breakdown of the loans and finance lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 64 Note 10 - Loan and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and finance lease by type 03/31/2020 12/31/2019 Individuals 238,098 240,490 Credit card 84,595 91,676 Personal loan 37,387 34,892 Payroll loans 50,509 49,608 Vehicles 19,409 18,968 Mortgage loans 46,198 45,346 Corporate 122,475 100,789 Micro / Small and medium companies 99,887 90,733 Foreign loans - Latin America 181,605 153,779 Total loans and finance lease operations 642,065 585,791 (1) Provision for Expected Loss (44,026) (37,508) Total loans and finance lease operations, net of allowance for Expected Credit Loss 598,039 548,283 (1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (1,043) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,648) (R$ (3,303) at 12/31/2019). By maturity 03/31/2020 12/31/2019 Overdue as from 1 day 26,465 21,263 Falling due up to 3 months 177,551 165,028 Falling due from 3 months to 12 months 164,164 149,388 Falling due after 1 year 273,885 250,112 Total loans and finance lease operations 642,065 585,791 By concentration 03/31/2020 12/31/2019 Largest debtor 6,966 5,389 10 largest debtors 34,885 29,340 20 largest debtors 51,297 44,712 50 largest debtors 82,510 71,965 100 largest debtors 113,725 97,695 The breakdown of the loans and finance lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 64

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and finance lease operations, segregated by stages: Transfer to Balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2019 Stage 2 Stage 2 Stage 3 (Settlement) 03/31/2020 Stage 3 Individuals 199,907 (6,156) (523) 3,369 22 - (549) 196,070 Corporate 91,448 (235) (53) 49 2 - 20,670 111,881 Micro / Small and medium companies 77,722 (2,527) (734) 1,090 3 - 8,695 84,249 Foreign loans - Latin America 132,812 (2,056) (359) 472 8 - 24,961 155,838 Total 501,889 (10,974) (1,669) 4,980 35 - 53,777 548,038 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 03/31/2020 Individuals 19,070 (3,369) (2,147) 6,156 270 - (436) 19,544 Corporate 911 (49) (21) 235 - - 146 1,222 Micro / Small and medium companies 7,225 (1,090) (587) 2,527 101 - 537 8,713 Foreign loans - Latin America 14,714 (472) (606) 2,056 214 - 2,346 18,252 Total 41,920 (4,980) (3,361) 10,974 585 - 2,593 47,731 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 03/31/2020 Individuals 21,513 (22) (270) 523 2,147 (3,167) 1,760 22,484 Corporate 8,430 (2) - 53 21 716 154 9,372 Micro / Small and medium companies 5,786 (3) (101) 734 587 (445) 367 6,925 Foreign loans - Latin America 6,253 (8) (214) 359 606 149 370 7,515 Total 41,982 (35) (585) 1,669 3,361 (2,747) 2,651 46,296 Balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2019 (Settlement) 03/31/2020 Individuals 240,490 (3,167) 775 238,098 Corporate 100,789 716 20,970 122,475 Micro / Small and medium companies 90,733 (445) 9,599 99,887 Foreign loans - Latin America 153,779 149 27,677 181,605 Total 585,791 (2,747) 59,021 642,065 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Reconciliation of gross portfolio of loan and Lease Operations, segregated by stages: Transfer to Balance at Transfer to Cure from Cure from Acquisition / Closing balance Stage 1 Derecognition (*) 12/31/2018 Stage 2 the Stage 2 the Stage 3 (Settlement) at 12/31/2019 Stage 3 Individuals 177,488 (19,661) (2,009) 8,680 - - 35,409 199,907 Corporate 87,344 (904) (36) 875 8 - 4,161 91,448 Micro / Small and medium companies 60,471 (5,484) (823) 3,224 44 - 20,290 77,722 Foreign loans - Latin America 134,323 (12,022) (1,001) 5,029 74 - 6,409 132,812 Total 459,626 (38,071) (3,869) 17,808 126 - 66,269 501,889 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) at 12/31/2019 Individuals 17,029 (8,680) (7,579) 19,661 977 - (2,338) 19,070 Corporate 2,038 (875) (753) 904 1 - (404) 911 Micro / Small and medium companies 6,059 (3,224) (1,841) 5,484 483 - 264 7,225 Foreign loans - Latin America 11,768 (5,029) (3,335) 12,022 731 - (1,443) 14,714 Total 36,894 (17,808) (13,508) 38,071 2,192 - (3,921) 41,920 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) at 12/31/2019 Individuals 18,047 - (977) 2,009 7,579 (9,710) 4,565 21,513 Corporate 9,674 (8) (1) 36 753 (868) (1,156) 8,430 Micro / Small and medium companies 5,869 (44) (483) 823 1,841 (2,011) (209) 5,786 Foreign loans - Latin America 5,981 (74) (731) 1,001 3,335 (1,710) (1,549) 6,253 Total 39,571 (126) (2,192) 3,869 13,508 (14,299) 1,651 41,982 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) at 12/31/2019 Individuals 212,564 (9,710) 37,636 240,490 Corporate 99,056 (868) 2,601 100,789 Micro / Small and medium companies 72,399 (2,011) 20,345 90,733 Foreign loans - Latin America 152,072 (1,710) 3,417 153,779 Total 536,091 (14,299) 63,999 585,791 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 65 b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and finance lease operations, segregated by stages: Transfer to Balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2019 Stage 2 Stage 2 Stage 3 (Settlement) 03/31/2020 Stage 3 Individuals 199,907 (6,156) (523) 3,369 22 - (549) 196,070 Corporate 91,448 (235) (53) 49 2 - 20,670 111,881 Micro / Small and medium companies 77,722 (2,527) (734) 1,090 3 - 8,695 84,249 Foreign loans - Latin America 132,812 (2,056) (359) 472 8 - 24,961 155,838 Total 501,889 (10,974) (1,669) 4,980 35 - 53,777 548,038 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 03/31/2020 Individuals 19,070 (3,369) (2,147) 6,156 270 - (436) 19,544 Corporate 911 (49) (21) 235 - - 146 1,222 Micro / Small and medium companies 7,225 (1,090) (587) 2,527 101 - 537 8,713 Foreign loans - Latin America 14,714 (472) (606) 2,056 214 - 2,346 18,252 Total 41,920 (4,980) (3,361) 10,974 585 - 2,593 47,731 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 03/31/2020 Individuals 21,513 (22) (270) 523 2,147 (3,167) 1,760 22,484 Corporate 8,430 (2) - 53 21 716 154 9,372 Micro / Small and medium companies 5,786 (3) (101) 734 587 (445) 367 6,925 Foreign loans - Latin America 6,253 (8) (214) 359 606 149 370 7,515 Total 41,982 (35) (585) 1,669 3,361 (2,747) 2,651 46,296 Balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2019 (Settlement) 03/31/2020 Individuals 240,490 (3,167) 775 238,098 Corporate 100,789 716 20,970 122,475 Micro / Small and medium companies 90,733 (445) 9,599 99,887 Foreign loans - Latin America 153,779 149 27,677 181,605 Total 585,791 (2,747) 59,021 642,065 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Reconciliation of gross portfolio of loan and Lease Operations, segregated by stages: Transfer to Balance at Transfer to Cure from Cure from Acquisition / Closing balance Stage 1 Derecognition (*) 12/31/2018 Stage 2 the Stage 2 the Stage 3 (Settlement) at 12/31/2019 Stage 3 Individuals 177,488 (19,661) (2,009) 8,680 - - 35,409 199,907 Corporate 87,344 (904) (36) 875 8 - 4,161 91,448 Micro / Small and medium companies 60,471 (5,484) (823) 3,224 44 - 20,290 77,722 Foreign loans - Latin America 134,323 (12,022) (1,001) 5,029 74 - 6,409 132,812 Total 459,626 (38,071) (3,869) 17,808 126 - 66,269 501,889 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) at 12/31/2019 Individuals 17,029 (8,680) (7,579) 19,661 977 - (2,338) 19,070 Corporate 2,038 (875) (753) 904 1 - (404) 911 Micro / Small and medium companies 6,059 (3,224) (1,841) 5,484 483 - 264 7,225 Foreign loans - Latin America 11,768 (5,029) (3,335) 12,022 731 - (1,443) 14,714 Total 36,894 (17,808) (13,508) 38,071 2,192 - (3,921) 41,920 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) at 12/31/2019 Individuals 18,047 - (977) 2,009 7,579 (9,710) 4,565 21,513 Corporate 9,674 (8) (1) 36 753 (868) (1,156) 8,430 Micro / Small and medium companies 5,869 (44) (483) 823 1,841 (2,011) (209) 5,786 Foreign loans - Latin America 5,981 (74) (731) 1,001 3,335 (1,710) (1,549) 6,253 Total 39,571 (126) (2,192) 3,869 13,508 (14,299) 1,651 41,982 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) at 12/31/2019 Individuals 212,564 (9,710) 37,636 240,490 Corporate 99,056 (868) 2,601 100,789 Micro / Small and medium companies 72,399 (2,011) 20,345 90,733 Foreign loans - Latin America 152,072 (1,710) 3,417 153,779 Total 536,091 (14,299) 63,999 585,791 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 65

c) Expected credit loss Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2019 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 03/31/2020 Individuals (5,215) 292 64 (169) - - (799) (5,827) Corporate (506) 3 1 (2) (1) - (1,835) (2,340) Micro / Small and medium companies (1,092) 111 20 (76) - - (269) (1,306) Foreign loans - Latin America (1,353) 50 4 (15) (6) - (410) (1,730) Total (8,166) 456 89 (262) (7) - (3,313) (11,203) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 03/31/2020 Individuals (2,811) 169 871 (292) (20) - (1,153) (3,236) Corporate (91) 2 2 (3) - - (95) (185) Micro / Small and medium companies (890) 76 149 (111) (19) - (283) (1,078) Foreign loans - Latin America (2,765) 15 106 (50) (73) - (1,192) (3,959) Total (6,557) 262 1,128 (456) (112) - (2,723) (8,458) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 3 Derecognition balance at 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 03/31/2020 Individuals (11,427) - 20 (64) (871) 3,167 (2,718) (11,893) Corporate (6,288) 1 - (1) (2) (716) 331 (6,675) Micro / Small and medium companies (2,567) - 19 (20) (149) 445 (555) (2,827) Foreign loans - Latin America (2,503) 6 73 (4) (106) (149) (287) (2,970) Total (22,785) 7 112 (89) (1,128) 2,747 (3,229) (24,365) Closing (Net increase) / Balance at Consolidated 3 Stages balance at Derecognition (2) 12/31/2019 Reversal (3) 03/31/2020 Individuals (19,453) 3,167 (4,670) (20,956) Corporate (6,885) (716) (1,599) (9,200) Micro / Small and medium companies (4,549) 445 (1,107) (5,211) Foreign loans - Latin America (6,621) (149) (1,889) (8,659) Total (37,508) 2,747 (9,265) (44,026) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) The increase in the Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33). (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,043) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,648) (R$ (3,303) at 12/31/2019). Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 2 Stage 3 Reversal Stage 3 12/31/2019 Individuals (3,892) 846 282 (264) - - (2,187) (5,215) Corporate (520) 59 1 (158) - - 112 (506) Micro / Small and medium companies (1,123) 225 72 (148) (10) - (108) (1,092) Foreign loans - Latin America (1,396) 258 18 (160) (40) - (33) (1,353) Total (6,931) 1,388 373 (730) (50) - (2,216) (8,166) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2019 Individuals (2,116) 264 3,117 (846) (155) - (3,075) (2,811) Corporate (549) 158 245 (59) - - 114 (91) Micro / Small and medium companies (603) 148 514 (225) (144) - (580) (890) Foreign loans - Latin America (1,183) 160 562 (258) (268) - (1,778) (2,765) Total (4,451) 730 4,438 (1,388) (567) - (5,319) (6,557) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2019 Individuals (8,417) - 155 (282) (3,117) 9,710 (9,476) (11,427) Corporate (8,231) - - (1) (245) 868 1,321 (6,288) Micro / Small and medium companies (2,873) 10 144 (72) (514) 2,011 (1,273) (2,567) Foreign loans - Latin America (2,606) 40 268 (18) (562) 1,710 (1,335) (2,503) Total (22,127) 50 567 (373) (4,438) 14,299 (10,763) (22,785) Closing (Net increase) / Balance at Consolidated 3 Stages Derecognition balance at (2) 12/31/2018 Reversal (3) 12/31/2019 Individuals (14,425) 9,710 (14,738) (19,453) Corporate (9,300) 868 1,547 (6,885) Micro / Small and medium companies (4,599) 2,011 (1,961) (4,549) Foreign loans - Latin America (5,185) 1,710 (3,146) (6,621) Total (33,509) 14,299 (18,298) (37,508) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2; (2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the provision for Expected Loss in the amount of R$ 8; (3) Comprises expected loan losses for financial guarantees pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 66 c) Expected credit loss Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2019 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 03/31/2020 Individuals (5,215) 292 64 (169) - - (799) (5,827) Corporate (506) 3 1 (2) (1) - (1,835) (2,340) Micro / Small and medium companies (1,092) 111 20 (76) - - (269) (1,306) Foreign loans - Latin America (1,353) 50 4 (15) (6) - (410) (1,730) Total (8,166) 456 89 (262) (7) - (3,313) (11,203) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 03/31/2020 Individuals (2,811) 169 871 (292) (20) - (1,153) (3,236) Corporate (91) 2 2 (3) - - (95) (185) Micro / Small and medium companies (890) 76 149 (111) (19) - (283) (1,078) Foreign loans - Latin America (2,765) 15 106 (50) (73) - (1,192) (3,959) Total (6,557) 262 1,128 (456) (112) - (2,723) (8,458) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 3 Derecognition balance at 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 03/31/2020 Individuals (11,427) - 20 (64) (871) 3,167 (2,718) (11,893) Corporate (6,288) 1 - (1) (2) (716) 331 (6,675) Micro / Small and medium companies (2,567) - 19 (20) (149) 445 (555) (2,827) Foreign loans - Latin America (2,503) 6 73 (4) (106) (149) (287) (2,970) Total (22,785) 7 112 (89) (1,128) 2,747 (3,229) (24,365) Closing (Net increase) / Balance at Consolidated 3 Stages balance at Derecognition (2) 12/31/2019 Reversal (3) 03/31/2020 Individuals (19,453) 3,167 (4,670) (20,956) Corporate (6,885) (716) (1,599) (9,200) Micro / Small and medium companies (4,549) 445 (1,107) (5,211) Foreign loans - Latin America (6,621) (149) (1,889) (8,659) Total (37,508) 2,747 (9,265) (44,026) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) The increase in the Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33). (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,043) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,648) (R$ (3,303) at 12/31/2019). Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages: Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 2 Stage 3 Reversal Stage 3 12/31/2019 Individuals (3,892) 846 282 (264) - - (2,187) (5,215) Corporate (520) 59 1 (158) - - 112 (506) Micro / Small and medium companies (1,123) 225 72 (148) (10) - (108) (1,092) Foreign loans - Latin America (1,396) 258 18 (160) (40) - (33) (1,353) Total (6,931) 1,388 373 (730) (50) - (2,216) (8,166) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2019 Individuals (2,116) 264 3,117 (846) (155) - (3,075) (2,811) Corporate (549) 158 245 (59) - - 114 (91) Micro / Small and medium companies (603) 148 514 (225) (144) - (580) (890) Foreign loans - Latin America (1,183) 160 562 (258) (268) - (1,778) (2,765) Total (4,451) 730 4,438 (1,388) (567) - (5,319) (6,557) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Net increase) / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2019 Individuals (8,417) - 155 (282) (3,117) 9,710 (9,476) (11,427) Corporate (8,231) - - (1) (245) 868 1,321 (6,288) Micro / Small and medium companies (2,873) 10 144 (72) (514) 2,011 (1,273) (2,567) Foreign loans - Latin America (2,606) 40 268 (18) (562) 1,710 (1,335) (2,503) Total (22,127) 50 567 (373) (4,438) 14,299 (10,763) (22,785) Closing (Net increase) / Balance at Consolidated 3 Stages Derecognition balance at (2) 12/31/2018 Reversal (3) 12/31/2019 Individuals (14,425) 9,710 (14,738) (19,453) Corporate (9,300) 868 1,547 (6,885) Micro / Small and medium companies (4,599) 2,011 (1,961) (4,549) Foreign loans - Latin America (5,185) 1,710 (3,146) (6,621) Total (33,509) 14,299 (18,298) (37,508) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2; (2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the provision for Expected Loss in the amount of R$ 8; (3) Comprises expected loan losses for financial guarantees pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 66

0 d) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 03/31/2020 12/31/2019 Payments Future financial Present Payments Future financial Present receivable income value receivable income value Current 2,067 (453) 1,614 1,899 (421) 1,478 Up to 1 year 2,067 (453) 1,614 1,899 (421) 1,478 Non-current 9,192 (2,694) 6,498 8,613 (2,640) 5,973 From 1 to 2 years 1,599 (451) 1,148 1,535 (439) 1,096 From 2 to 3 years 1,294 (377) 917 1,223 (368) 855 From 3 to 4 years 1,048 (317) 731 982 (310) 672 From 4 to 5 years 1,032 (297) 735 1,001 (287) 714 4,219 3,872 Over 5 years (1,252) 2,967 (1,236) 2,636 Total 11,259 (3,147) 8,112 10,512 (3,061) 7,451 Financial lease revenues are composed of: 01/01 to 01/01 to 03/31/2020 03/31/2019 167 141 Financial Income Variable payments 12 9 Total 179 150 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 03/31/2020 12/31/2019 (*) (*) Assets Liabilities Assets Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 804 827 803 823 1,305 1,352 1,303 1,349 Working capital 1,087 1,087 1,106 1,106 1,211 1,213 1,207 1,208 Other - - - - - - 1 1 Total 1,891 1,914 1,909 1,929 2,516 2,565 2,511 2,558 (*) Under Other liabilities. From 01/01 to 03/31/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 65, net of the Allowance for Loan Losses (no movement from 01/01 to 03/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 67 0 d) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 03/31/2020 12/31/2019 Payments Future financial Present Payments Future financial Present receivable income value receivable income value Current 2,067 (453) 1,614 1,899 (421) 1,478 Up to 1 year 2,067 (453) 1,614 1,899 (421) 1,478 Non-current 9,192 (2,694) 6,498 8,613 (2,640) 5,973 From 1 to 2 years 1,599 (451) 1,148 1,535 (439) 1,096 From 2 to 3 years 1,294 (377) 917 1,223 (368) 855 From 3 to 4 years 1,048 (317) 731 982 (310) 672 From 4 to 5 years 1,032 (297) 735 1,001 (287) 714 4,219 3,872 Over 5 years (1,252) 2,967 (1,236) 2,636 Total 11,259 (3,147) 8,112 10,512 (3,061) 7,451 Financial lease revenues are composed of: 01/01 to 01/01 to 03/31/2020 03/31/2019 167 141 Financial Income Variable payments 12 9 Total 179 150 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 03/31/2020 12/31/2019 (*) (*) Assets Liabilities Assets Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 804 827 803 823 1,305 1,352 1,303 1,349 Working capital 1,087 1,087 1,106 1,106 1,211 1,213 1,207 1,208 Other - - - - - - 1 1 Total 1,891 1,914 1,909 1,929 2,516 2,565 2,511 2,558 (*) Under Other liabilities. From 01/01 to 03/31/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 65, net of the Allowance for Loan Losses (no movement from 01/01 to 03/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 67

Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 03/31/2020 01/01 to 03/31/2020 Other Equity in Investment Total Income comprehensive earnings income (a) Associates 15,054 391 11 402 (b) Joint ventures 223 (101) - (101) Total 15,277 290 11 301 12/31/2019 01/01 to 03/31/2019 Other Equity in Investment comprehensive Total Income earnings income (a) Associates 14,870 276 (1) 275 (b) Joint ventures 227 (47) - (47) Total 15,097 229 (1) 228 (a) At 03/31/2020, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; 46.05% total capital and 32.49% voting capital at 12/31/2019); Pravaler S.A. (52.67% total capital and 42.49% voting capital, 52.67% total capital and 42.49% voting capital at 12/31/2019); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2019); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2019); IRB-Brasil Resseguros S.A. (11.28% total and voting capital; 11.20% at 12/31/2019); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2019), Compañia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting capital; 31.93% at 12/31/2019); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2019); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2019) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2019). (b) At 03/31/2020, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2019); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2019) and includes result not arising from subsidiaries' net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 68 Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 03/31/2020 01/01 to 03/31/2020 Other Equity in Investment Total Income comprehensive earnings income (a) Associates 15,054 391 11 402 (b) Joint ventures 223 (101) - (101) Total 15,277 290 11 301 12/31/2019 01/01 to 03/31/2019 Other Equity in Investment comprehensive Total Income earnings income (a) Associates 14,870 276 (1) 275 (b) Joint ventures 227 (47) - (47) Total 15,097 229 (1) 228 (a) At 03/31/2020, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; 46.05% total capital and 32.49% voting capital at 12/31/2019); Pravaler S.A. (52.67% total capital and 42.49% voting capital, 52.67% total capital and 42.49% voting capital at 12/31/2019); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2019); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2019); IRB-Brasil Resseguros S.A. (11.28% total and voting capital; 11.20% at 12/31/2019); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2019), Compañia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting capital; 31.93% at 12/31/2019); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2019); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2019) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2019). (b) At 03/31/2020, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2019); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2019) and includes result not arising from subsidiaries' net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 68

Note 12 – Lease - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended March 31, 2020, total cash outflow with lease amounted to R$ 300. Lease agreements in the amount of R$ 81 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 03/31/2020 12/31/2019 Up to 3 months 338 320 3 months to 1 year 951 886 From 1 to 5 years 2,733 2,457 Over 5 years 2,069 1,135 Total Financial Liabilities 6,091 4,798 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 01/01 to 03/31/2020 03/31/2019 Sublease revenue 4 4 Depreciation expenses (323) (264) Interest expenses (74) (94) Lease expense for low value assets (21) (18) Variable expenses not include in lease liabilities (18) (20) Total (432) (392) In the period from 01/01 to 03/31/2020, there was no impairment adjustment (from 01/01 to 03/31/2019 there was an impairment adjustment of R$ (113)), recorded under the heading General and Administrative Expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 69 Note 12 – Lease - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended March 31, 2020, total cash outflow with lease amounted to R$ 300. Lease agreements in the amount of R$ 81 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 03/31/2020 12/31/2019 Up to 3 months 338 320 3 months to 1 year 951 886 From 1 to 5 years 2,733 2,457 Over 5 years 2,069 1,135 Total Financial Liabilities 6,091 4,798 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 01/01 to 03/31/2020 03/31/2019 Sublease revenue 4 4 Depreciation expenses (323) (264) Interest expenses (74) (94) Lease expense for low value assets (21) (18) Variable expenses not include in lease liabilities (18) (20) Total (432) (392) In the period from 01/01 to 03/31/2020, there was no impairment adjustment (from 01/01 to 03/31/2019 there was an impairment adjustment of R$ (113)), recorded under the heading General and Administrative Expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 69

Note 13 - Fixed assets Real estate for own use Other fixed assets for use Fixed assets Other Furniture and (1) Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Acquisitions 117 1 2 18 3 9 127 12 289 Disposal (17) (21) (41) (2) (5) (8) (133) - (227) Exchange variation - 2 12 95 12 47 73 8 249 Transfers (71) - 30 34 7 - - - - (2) Other 9 3 (57) (20) (3) 57 (1,994) 8 (1,997) Balance at 03/31/2020 772 1,084 3,011 2,685 1,743 1,365 7,637 1,363 19,660 Depreciation Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Depreciation expenses - - (19) (44) (33) (20) (195) (31) (342) Disposal - - 36 2 3 8 107 - 156 Exchange variation - - (6) (60) (8) (32) (51) (7) (164) (2) Other - - 6 25 3 (44) 1,654 (8) 1,636 Balance at 03/31/2020 - - (1,806) (1,832) (1,182) (997) (6,021) (1,029) (12,867) Impairment Balance at 12/31/2019 - - - - - - (27) - (27) Increase - - - - - - - - - Disposal - - - - - - - - - Balance at 03/31/2020 - - - - - - (27) - (27) Book value Balance at 03/31/2020 772 1,084 1,205 853 561 368 1,589 334 6,766 (1) The contractual commitments for purchase of the fixed assets totaled R$ 62 achievable by 2020 (Note 32b 3.2 - Off balance sheet). (2) Includes the total amount of R$ 51 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 70 Note 13 - Fixed assets Real estate for own use Other fixed assets for use Fixed assets Other Furniture and (1) Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Acquisitions 117 1 2 18 3 9 127 12 289 Disposal (17) (21) (41) (2) (5) (8) (133) - (227) Exchange variation - 2 12 95 12 47 73 8 249 Transfers (71) - 30 34 7 - - - - (2) Other 9 3 (57) (20) (3) 57 (1,994) 8 (1,997) Balance at 03/31/2020 772 1,084 3,011 2,685 1,743 1,365 7,637 1,363 19,660 Depreciation Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Depreciation expenses - - (19) (44) (33) (20) (195) (31) (342) Disposal - - 36 2 3 8 107 - 156 Exchange variation - - (6) (60) (8) (32) (51) (7) (164) (2) Other - - 6 25 3 (44) 1,654 (8) 1,636 Balance at 03/31/2020 - - (1,806) (1,832) (1,182) (997) (6,021) (1,029) (12,867) Impairment Balance at 12/31/2019 - - - - - - (27) - (27) Increase - - - - - - - - - Disposal - - - - - - - - - Balance at 03/31/2020 - - - - - - (27) - (27) Book value Balance at 03/31/2020 772 1,084 1,205 853 561 368 1,589 334 6,766 (1) The contractual commitments for purchase of the fixed assets totaled R$ 62 achievable by 2020 (Note 32b 3.2 - Off balance sheet). (2) Includes the total amount of R$ 51 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 70

Real estate for use Other fixed assets for use Fixed assets Other Furniture and Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for (1) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 473 14 38 60 10 68 868 90 1,621 Disposal - (8) (30) (97) (10) (7) (534) (5) (691) Exchange variation (1) - (6) (16) (6) (12) (34) (1) (76) Transfers (278) - 107 130 27 - 14 - - (2) Other (16) 9 (155) (4) (280) 2 (78) (2) (524) Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (79) (191) (136) (87) (1,043) (126) (1,662) Disposal - - 21 94 8 6 483 4 616 Exchange variation - - 5 8 4 6 21 1 45 (2) Other - - 159 4 267 - 131 1 562 Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Impairment Balance at 12/31/2018 - - - - - - - - - Increase - - - - - - (27) - (27) Disposal - - - - - - - - - Balance at 12/31/2019 - - - - - - (27) - (27) Book value Balance at 12/31/2019 734 1,099 1,242 805 582 351 2,001 352 7,166 (1) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 71 Real estate for use Other fixed assets for use Fixed assets Other Furniture and Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for (1) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 473 14 38 60 10 68 868 90 1,621 Disposal - (8) (30) (97) (10) (7) (534) (5) (691) Exchange variation (1) - (6) (16) (6) (12) (34) (1) (76) Transfers (278) - 107 130 27 - 14 - - (2) Other (16) 9 (155) (4) (280) 2 (78) (2) (524) Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (79) (191) (136) (87) (1,043) (126) (1,662) Disposal - - 21 94 8 6 483 4 616 Exchange variation - - 5 8 4 6 21 1 45 (2) Other - - 159 4 267 - 131 1 562 Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Impairment Balance at 12/31/2018 - - - - - - - - - Increase - - - - - - (27) - (27) Disposal - - - - - - - - - Balance at 12/31/2019 - - - - - - (27) - (27) Book value Balance at 12/31/2019 734 1,099 1,242 805 582 351 2,001 352 7,166 (1) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 71

Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Acquisitions 277 - 226 356 98 957 Rescissions / derecognition - - (70) - (3) (73) Exchange variation 987 71 387 - 170 1,615 (4) Other - (4) 15 - - 11 Balance at 03/31/2020 12,422 2,585 6,457 6,072 3,236 30,772 Amortization Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) (3) Amortization expense - (58) (175) (204) (107) (544) Rescissions / derecognition - - 70 - 3 73 Exchange variation - (28) (194) - (147) (369) (4) Other - 4 (16) (13) - (25) Balance at 03/31/2020 - (1,139) (3,521) (2,714) (1,493) (8,867) Impairment (Note 2.4h) Balance at 12/31/2019 - - (171) (370) - (541) Increase - - - - - - Disposal - - - - - - Balance at 03/31/2020 - - (171) (370) - (541) Book value Balance at 03/31/2020 12,422 1,446 2,765 2,988 1,743 21,364 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 180 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (157) (R$ (122) from 01/01 to 03/31/2019) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 180 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 72 Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Acquisitions 277 - 226 356 98 957 Rescissions / derecognition - - (70) - (3) (73) Exchange variation 987 71 387 - 170 1,615 (4) Other - (4) 15 - - 11 Balance at 03/31/2020 12,422 2,585 6,457 6,072 3,236 30,772 Amortization Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) (3) Amortization expense - (58) (175) (204) (107) (544) Rescissions / derecognition - - 70 - 3 73 Exchange variation - (28) (194) - (147) (369) (4) Other - 4 (16) (13) - (25) Balance at 03/31/2020 - (1,139) (3,521) (2,714) (1,493) (8,867) Impairment (Note 2.4h) Balance at 12/31/2019 - - (171) (370) - (541) Increase - - - - - - Disposal - - - - - - Balance at 03/31/2020 - - (171) (370) - (541) Book value Balance at 03/31/2020 12,422 1,446 2,765 2,988 1,743 21,364 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 180 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (157) (R$ (122) from 01/01 to 03/31/2019) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 180 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 72

(1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 789 1,187 715 2,691 Rescissions / derecognition (26) (4) (93) - (130) (253) Exchange variation (285) 22 (84) - 6 (341) (4) Other 5 (29) 40 - 20 36 Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (218) (675) (674) (332) (1,899) Rescissions / derecognition 26 4 28 - 130 188 Exchange variation - (5) 45 - (13) 27 (4) Other - 29 (103) - (12) (86) Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Incresase - - (4) (27) - (31) Disposal - - 58 - - 58 Balance at 12/31/2019 - - (171) (370) - (541) Book value Balance at 12/31/2019 11,158 1,461 2,522 2,849 1,729 19,719 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 73 (1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 789 1,187 715 2,691 Rescissions / derecognition (26) (4) (93) - (130) (253) Exchange variation (285) 22 (84) - 6 (341) (4) Other 5 (29) 40 - 20 36 Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (218) (675) (674) (332) (1,899) Rescissions / derecognition 26 4 28 - 130 188 Exchange variation - (5) 45 - (13) 27 (4) Other - 29 (103) - (12) (86) Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Incresase - - (4) (27) - (31) Disposal - - 58 - - 58 Balance at 12/31/2019 - - (171) (370) - (541) Book value Balance at 12/31/2019 11,158 1,461 2,522 2,849 1,729 19,719 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 73

Note 15 - Deposits 03/31/2020 12/31/2019 Current Non-current Total Current Non-current Total Interest-bearing deposits 292,363 212,661 505,024 251,882 172,863 424,745 Time deposits 139,036 211,668 350,704 104,458 172,708 277,166 Interbank 3,727 993 4,720 2,866 155 3,021 Savings deposits 149,600 - 149,600 144,558 - 144,558 Non-interest bearing deposits 101,726 - 101,726 82,315 - 82,315 Demand deposits 101,711 - 101,711 82,306 - 82,306 Others Deposits 15 - 15 9 - 9 Total 394,089 212,661 606,750 334,197 172,863 507,060 Note 16 – Financial liabilities designated at fair value through profit or loss 03/31/2020 12/31/2019 Current Non-current Total Current Non-current Total Structured notes Shares 3 - 3 11 - 11 Debt securities 32 129 161 38 152 190 Total 35 129 164 49 152 201 The effect of credit risk of these instruments is not significant at 03/31/2020 and 12/31/2019. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 74 Note 15 - Deposits 03/31/2020 12/31/2019 Current Non-current Total Current Non-current Total Interest-bearing deposits 292,363 212,661 505,024 251,882 172,863 424,745 Time deposits 139,036 211,668 350,704 104,458 172,708 277,166 Interbank 3,727 993 4,720 2,866 155 3,021 Savings deposits 149,600 - 149,600 144,558 - 144,558 Non-interest bearing deposits 101,726 - 101,726 82,315 - 82,315 Demand deposits 101,711 - 101,711 82,306 - 82,306 Others Deposits 15 - 15 9 - 9 Total 394,089 212,661 606,750 334,197 172,863 507,060 Note 16 – Financial liabilities designated at fair value through profit or loss 03/31/2020 12/31/2019 Current Non-current Total Current Non-current Total Structured notes Shares 3 - 3 11 - 11 Debt securities 32 129 161 38 152 190 Total 35 129 164 49 152 201 The effect of credit risk of these instruments is not significant at 03/31/2020 and 12/31/2019. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 74

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 03/31/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collateral 53,648 1,665 55,313 67,065 2,696 69,761 Government securities 3.13% to 3.65% 20,061 - 20,061 46,271 - 46,271 Corporate debt securities 35% of CDI to 87% of CDI 17,734 - 17,734 17,665 - 17,665 Own issue 3.75% to 16.40% 2,739 1,427 4,166 2,831 2,427 5,258 Foreign 0.09% to 6.99% 13,114 238 13,352 298 269 567 Assets received as collateral 1.00% to 3.65% 181,265 - 181,265 140,004 - 140,004 Right to sell or repledge the collateral 0.24% to 10.00% 11,276 50,552 61,828 16,807 30,011 46,818 Total 246,189 52,217 298,406 223,876 32,707 256,583 b) Interbank market funds 03/31/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills 4.36% to 17.28% 18,359 42,681 61,040 20,829 44,604 65,433 Real state credit bills IPCA to 12.22% 3,395 1,297 4,692 6,194 1,441 7,635 Agribusiness credit bills 3.47 to 15% 15,904 6,507 22,411 14,543 6,661 21,204 Guaranteed real state notes IPCA to 101% of CDI - 5,292 5,292 - 4,320 4,320 Import and export financing 0% to 9.60% 77,959 6,092 84,051 59,810 4,812 64,622 On-lending-domestic 0% to 19.79% 3,452 7,196 10,648 3,863 7,785 11,648 Total 119,069 69,065 188,134 105,239 69,623 174,862 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 03/31/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IGPM + 4.63% 11,806 64,449 76,255 4,098 55,364 59,462 Obligations on securities abroad -2.05% to 30.13% 7,040 52,337 59,377 9,162 34,510 43,672 (2) Raisings through Structured Operations Certificates 1.99% to 11.12% 470 692 1,162 575 535 1,110 Total 19,316 117,478 136,794 13,835 90,409 104,244 (1) At 03/31/2020, the amount of R$ 45,870 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 03/31/2020, the market value of raisings through Structured Operations Certificates issued is R$ 1,217 (R$ 1,204 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 75 Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 03/31/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collateral 53,648 1,665 55,313 67,065 2,696 69,761 Government securities 3.13% to 3.65% 20,061 - 20,061 46,271 - 46,271 Corporate debt securities 35% of CDI to 87% of CDI 17,734 - 17,734 17,665 - 17,665 Own issue 3.75% to 16.40% 2,739 1,427 4,166 2,831 2,427 5,258 Foreign 0.09% to 6.99% 13,114 238 13,352 298 269 567 Assets received as collateral 1.00% to 3.65% 181,265 - 181,265 140,004 - 140,004 Right to sell or repledge the collateral 0.24% to 10.00% 11,276 50,552 61,828 16,807 30,011 46,818 Total 246,189 52,217 298,406 223,876 32,707 256,583 b) Interbank market funds 03/31/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills 4.36% to 17.28% 18,359 42,681 61,040 20,829 44,604 65,433 Real state credit bills IPCA to 12.22% 3,395 1,297 4,692 6,194 1,441 7,635 Agribusiness credit bills 3.47 to 15% 15,904 6,507 22,411 14,543 6,661 21,204 Guaranteed real state notes IPCA to 101% of CDI - 5,292 5,292 - 4,320 4,320 Import and export financing 0% to 9.60% 77,959 6,092 84,051 59,810 4,812 64,622 On-lending-domestic 0% to 19.79% 3,452 7,196 10,648 3,863 7,785 11,648 Total 119,069 69,065 188,134 105,239 69,623 174,862 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 03/31/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IGPM + 4.63% 11,806 64,449 76,255 4,098 55,364 59,462 Obligations on securities abroad -2.05% to 30.13% 7,040 52,337 59,377 9,162 34,510 43,672 (2) Raisings through Structured Operations Certificates 1.99% to 11.12% 470 692 1,162 575 535 1,110 Total 19,316 117,478 136,794 13,835 90,409 104,244 (1) At 03/31/2020, the amount of R$ 45,870 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 03/31/2020, the market value of raisings through Structured Operations Certificates issued is R$ 1,217 (R$ 1,204 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 75

Note 18 - Other assets and liabilities a) Other assets 03/31/2020 12/31/2019 Non- Non- Current Total Current Total current current Financial 91,743 12,321 104,064 87,498 7,254 94,752 Receivables from credit card issuers 35,885 - 35,885 42,395 - 42,395 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 1,474 11,833 13,307 7,990 6,530 14,520 Trading and intermediation of securities 38,353 430 38,783 26,544 207 26,751 Income receivable 3,545 42 3,587 3,236 - 3,236 Credit Operations without credit granting characteristics, net amount 3,836 5 3,841 3,612 5 3,617 Insurance and reinsurance operations 1,245 10 1,255 836 511 1,347 Net amount receivables from reimbursement of provisions (Note 29d) 972 - 972 978 - 978 Deposits in guarantee of fund raisings abroad 4,476 1 4,477 1,864 1 1,865 Foreign exchange portfolio 1,911 - 1,911 - - - Other 46 - 46 43 - 43 Non-financial 11,879 6,854 18,733 9,323 5,368 14,691 Sundry foreign 2,774 9 2,783 639 7 646 Prepaid expenses 2,711 1,615 4,326 3,288 1,038 4,326 Sundry domestic 1,887 12 1,899 2,916 9 2,925 Assets of post-employment benefits plans (Note 26e) - 712 712 - 717 717 Lease right-of-use 434 4,506 4,940 211 3,597 3,808 Other 4,073 - 4,073 2,269 - 2,269 b) Other liabilities 03/31/2020 12/31/2019 Non- Non- Current Total Current Total current current Financial 99,608 5,879 105,487 113,092 3,989 117,081 Credit card operations 71,705 - 71,705 87,361 - 87,361 Trading and intermediation of securities 23,056 177 23,233 18,062 65 18,127 Foreign exchange portfolio - - - 1,245 - 1,245 Finance leases (Note 12) 115 4,899 5,014 207 3,924 4,131 Other 4,732 803 5,535 6,217 - 6,217 Non-financial 35,448 2,227 37,675 26,275 2,063 28,338 Funds in transit 16,325 25 16,350 10,573 11 10,584 Charging and collection of taxes and similar 5,770 - 5,770 335 - 335 Social and statutory 1,842 20 1,862 5,057 32 5,089 Deferred income 3,277 - 3,277 2,686 - 2,686 Sundry creditors - domestic 2,341 197 2,538 2,118 79 2,197 Personnel provision 1,734 77 1,811 1,569 75 1,644 Provision for sundry payments 1,867 87 1,954 1,761 63 1,824 Obligations on official agreements and rendering of payment services 1,157 - 1,157 1,114 - 1,114 Liabilities from post-employment benefits plans (Note 26e) - 1,817 1,817 - 1,800 1,800 Other 1,135 4 1,139 1,062 3 1,065 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 76 Note 18 - Other assets and liabilities a) Other assets 03/31/2020 12/31/2019 Non- Non- Current Total Current Total current current Financial 91,743 12,321 104,064 87,498 7,254 94,752 Receivables from credit card issuers 35,885 - 35,885 42,395 - 42,395 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 1,474 11,833 13,307 7,990 6,530 14,520 Trading and intermediation of securities 38,353 430 38,783 26,544 207 26,751 Income receivable 3,545 42 3,587 3,236 - 3,236 Credit Operations without credit granting characteristics, net amount 3,836 5 3,841 3,612 5 3,617 Insurance and reinsurance operations 1,245 10 1,255 836 511 1,347 Net amount receivables from reimbursement of provisions (Note 29d) 972 - 972 978 - 978 Deposits in guarantee of fund raisings abroad 4,476 1 4,477 1,864 1 1,865 Foreign exchange portfolio 1,911 - 1,911 - - - Other 46 - 46 43 - 43 Non-financial 11,879 6,854 18,733 9,323 5,368 14,691 Sundry foreign 2,774 9 2,783 639 7 646 Prepaid expenses 2,711 1,615 4,326 3,288 1,038 4,326 Sundry domestic 1,887 12 1,899 2,916 9 2,925 Assets of post-employment benefits plans (Note 26e) - 712 712 - 717 717 Lease right-of-use 434 4,506 4,940 211 3,597 3,808 Other 4,073 - 4,073 2,269 - 2,269 b) Other liabilities 03/31/2020 12/31/2019 Non- Non- Current Total Current Total current current Financial 99,608 5,879 105,487 113,092 3,989 117,081 Credit card operations 71,705 - 71,705 87,361 - 87,361 Trading and intermediation of securities 23,056 177 23,233 18,062 65 18,127 Foreign exchange portfolio - - - 1,245 - 1,245 Finance leases (Note 12) 115 4,899 5,014 207 3,924 4,131 Other 4,732 803 5,535 6,217 - 6,217 Non-financial 35,448 2,227 37,675 26,275 2,063 28,338 Funds in transit 16,325 25 16,350 10,573 11 10,584 Charging and collection of taxes and similar 5,770 - 5,770 335 - 335 Social and statutory 1,842 20 1,862 5,057 32 5,089 Deferred income 3,277 - 3,277 2,686 - 2,686 Sundry creditors - domestic 2,341 197 2,538 2,118 79 2,197 Personnel provision 1,734 77 1,811 1,569 75 1,644 Provision for sundry payments 1,867 87 1,954 1,761 63 1,824 Obligations on official agreements and rendering of payment services 1,157 - 1,157 1,114 - 1,114 Liabilities from post-employment benefits plans (Note 26e) - 1,817 1,817 - 1,800 1,800 Other 1,135 4 1,139 1,062 3 1,065 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 76

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2020 Number Amount Common Preferred Total Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 31,782 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 03/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 03/31/2020 4,925,351,482 1,808,270,897 6,733,622,379 66,723 Residents abroad at 03/31/2020 32,938,877 3,037,574,092 3,070,512,969 30,425 Treasury shares at 12/31/2019 (1) - 58,533,585 58,533,585 (1,274) Result from delivery of treasury shares - (16,657,293) (16,657,293) 362 Treasury shares at 03/31/2020 (1) - 41,876,292 41,876,292 (912) Outstanding shares at 03/31/2020 4,958,290,359 4,803,968,697 9,762,259,056 Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 12/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 31,782 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result from delivery of treasury shares - (25,080,841) (25,080,841) 546 (1) Treasury shares at 12/31/2019 - 58,533,585 58,533,585 (1,274) Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares. 01/01 to 03/31/2020 Cost / market value Common Preferred Average cost - 21.76 Market value at 03/31/2020 22.08 23.09 01/01 to 12/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32.03 37.10 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 77 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2020 Number Amount Common Preferred Total Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 31,782 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 03/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 03/31/2020 4,925,351,482 1,808,270,897 6,733,622,379 66,723 Residents abroad at 03/31/2020 32,938,877 3,037,574,092 3,070,512,969 30,425 Treasury shares at 12/31/2019 (1) - 58,533,585 58,533,585 (1,274) Result from delivery of treasury shares - (16,657,293) (16,657,293) 362 Treasury shares at 03/31/2020 (1) - 41,876,292 41,876,292 (912) Outstanding shares at 03/31/2020 4,958,290,359 4,803,968,697 9,762,259,056 Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 12/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 31,782 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result from delivery of treasury shares - (25,080,841) (25,080,841) 546 (1) Treasury shares at 12/31/2019 - 58,533,585 58,533,585 (1,274) Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares. 01/01 to 03/31/2020 Cost / market value Common Preferred Average cost - 21.76 Market value at 03/31/2020 22.08 23.09 01/01 to 12/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32.03 37.10 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 77

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. The dividends calculated in the period totaled R$ 850 corresponding to 25% of consolidated net income for the period, prepared in accordance with instructions issued by the Central Bank of Brazil. c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 03/31/2020 12/31/2019 Capital reserves 285 285 Premium on subscription of shares 284 284 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves 4,324 12,663 (1) Legal 11,420 11,326 (2) 4,421 3,043 Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) Special profit reserves - 9,811 Total reserves at parent company 4,609 12,948 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019. lll - Unappropriated reserves Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 Itaú CorpBanca (Note 3) 12,417 11,270 178 94 Itaú CorpBanca Colômbia S.A. (Note 3) 409 406 (13) 28 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 483 446 37 23 Luizacred S.A. Soc. Cred. Financiamento Investimento 300 295 5 (1) Other 100 123 12 12 Total 13,709 12,540 219 156 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 78 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. The dividends calculated in the period totaled R$ 850 corresponding to 25% of consolidated net income for the period, prepared in accordance with instructions issued by the Central Bank of Brazil. c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 03/31/2020 12/31/2019 Capital reserves 285 285 Premium on subscription of shares 284 284 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves 4,324 12,663 (1) Legal 11,420 11,326 (2) 4,421 3,043 Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) Special profit reserves - 9,811 Total reserves at parent company 4,609 12,948 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019. lll - Unappropriated reserves Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 Itaú CorpBanca (Note 3) 12,417 11,270 178 94 Itaú CorpBanca Colômbia S.A. (Note 3) 409 406 (13) 28 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 483 446 37 23 Luizacred S.A. Soc. Cred. Financiamento Investimento 300 295 5 (1) Other 100 123 12 12 Total 13,709 12,540 219 156 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 78

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 03/31/2020 03/31/2019 Partner Plan (52) (96) Share-based plan (92) (111) Total (144) (207) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 03/31/2020 03/31/2019 Quantity Quantity 39,305,211 48,871,182 Opening balance New 10,473,405 7,966,558 Delivered (11,408,109) (15,480,748) Cancelled - (55,111) Closing balance 38,370,507 41,301,881 Weighted average of remaining contractual life (years) 2.46 2.36 Market value weighted average (R$) 23.37 25.49 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 79 Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 03/31/2020 03/31/2019 Partner Plan (52) (96) Share-based plan (92) (111) Total (144) (207) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 03/31/2020 03/31/2019 Quantity Quantity 39,305,211 48,871,182 Opening balance New 10,473,405 7,966,558 Delivered (11,408,109) (15,480,748) Cancelled - (55,111) Closing balance 38,370,507 41,301,881 Weighted average of remaining contractual life (years) 2.46 2.36 Market value weighted average (R$) 23.37 25.49 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 79

II- Variable compensation  In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 03/31/2020 03/31/2019 Quantity Quantity Opening balance 20,220,934 25,016,145 New 11,016,653 8,260,102 Delivered (10,302,620) (13,934,827) Cancelled (9,763) (11,999) Closing balance 20,925,204 19,329,421 Market value weighted average (R$) 33.75 37.66 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 03/31/2020 01/01 to 03/31/2019 Weighted average Weighted average Quantity Quantity exercise price exercise price Opening balance - - 3,089,599 22.11 O Op pti ço õn es s v ee xs ete rcd ív a et is th n eo e fn ind a o l d f o th p ee p río eri do od - - 3,089,599 22.11 Options: (*) Canceled / Forfeited - - (15,590) 29.51 Exercised - - (518,953) 21.84 Closing balance - - 2,555,056 22.30 Options vested at the end of the period - - 2,555,056 22.30 Range of exercise prices - 22.30 Weighted average of the remaining contractual life (in years) - 0.75 Market value weighted average (R$) - 37.55 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 80 II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 03/31/2020 03/31/2019 Quantity Quantity Opening balance 20,220,934 25,016,145 New 11,016,653 8,260,102 Delivered (10,302,620) (13,934,827) Cancelled (9,763) (11,999) Closing balance 20,925,204 19,329,421 Market value weighted average (R$) 33.75 37.66 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 03/31/2020 01/01 to 03/31/2019 Weighted average Weighted average Quantity Quantity exercise price exercise price Opening balance - - 3,089,599 22.11 O Op pti ço õn es s v ee xs ete rcd ív a et is th n eo e fn ind a o l d f o th p ee p río eri do od - - 3,089,599 22.11 Options: (*) Canceled / Forfeited - - (15,590) 29.51 Exercised - - (518,953) 21.84 Closing balance - - 2,555,056 22.30 Options vested at the end of the period - - 2,555,056 22.30 Range of exercise prices - 22.30 Weighted average of the remaining contractual life (in years) - 0.75 Market value weighted average (R$) - 37.55 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 80

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 01/01 to 01/01 to 03/31/2020 03/31/2019 Compulsory deposits in the Central Bank of Brazil 823 1,260 Interbank deposits 486 172 Securities purchased under agreements to resell 3,657 4,502 Financial assets at fair value through other comprehensive income 5,746 2,386 Financial assets at amortized cost 702 698 Loan operations 24,520 18,943 Other financial assets (346) 231 Total 35,588 28,192 b) Interest and similar expense 01/01 to 01/01 to 03/31/2020 03/31/2019 Deposits (5,341) (4,464) Securities sold under repurchase agreements (2,675) (5,659) Interbank market funds (24,230) (3,111) Institutional market funds (2,274) (1,547) Financial expense from technical provisions for insurance and private pension 4,807 (3,912) Other (31) (31) Total (29,744) (18,724) c) Adjustment to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 03/31/2020 03/31/2019 Financial assets at fair value through profit or loss (4,280) 1,034 (*) Derivatives (2,686) 619 Financial assets designated at fair value through profit or loss (483) (24) Financial assets at fair value through other comprehensive income (279) (41) Financial liabilities designated at fair value 52 (5) Total (7,676) 1,583 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 03/31/2020, ITAÚ UNIBANCO HOLDING recognized R$ (733) Expected Losses (R$ (14) at 03/31/2019), with loss of R$ (47) for Financial Assets – Fair Value through Other Comprehensive Income (with no amount at 03/31/2019) and loss of R$ (686) for Financial Assets – Amortized Cost (R$ (14) at 03/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 81 Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 01/01 to 01/01 to 03/31/2020 03/31/2019 Compulsory deposits in the Central Bank of Brazil 823 1,260 Interbank deposits 486 172 Securities purchased under agreements to resell 3,657 4,502 Financial assets at fair value through other comprehensive income 5,746 2,386 Financial assets at amortized cost 702 698 Loan operations 24,520 18,943 Other financial assets (346) 231 Total 35,588 28,192 b) Interest and similar expense 01/01 to 01/01 to 03/31/2020 03/31/2019 Deposits (5,341) (4,464) Securities sold under repurchase agreements (2,675) (5,659) Interbank market funds (24,230) (3,111) Institutional market funds (2,274) (1,547) Financial expense from technical provisions for insurance and private pension 4,807 (3,912) Other (31) (31) Total (29,744) (18,724) c) Adjustment to Fair Value of Financial Assets and Liabilities 01/01 to 01/01 to 03/31/2020 03/31/2019 Financial assets at fair value through profit or loss (4,280) 1,034 (*) Derivatives (2,686) 619 Financial assets designated at fair value through profit or loss (483) (24) Financial assets at fair value through other comprehensive income (279) (41) Financial liabilities designated at fair value 52 (5) Total (7,676) 1,583 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 03/31/2020, ITAÚ UNIBANCO HOLDING recognized R$ (733) Expected Losses (R$ (14) at 03/31/2019), with loss of R$ (47) for Financial Assets – Fair Value through Other Comprehensive Income (with no amount at 03/31/2019) and loss of R$ (686) for Financial Assets – Amortized Cost (R$ (14) at 03/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 81

Note 22 - Commissions and Banking Fees 01/01 to 01/01 to 03/31/2020 03/31/2019 Credit and Debit Cards 3,694 3,867 Current Account Services 2,053 1,971 Asset Management 1,854 1,315 Funds Fund 1,688 1,164 Con Conssorti ortia a 166 151 Credit Operations and Financial Guarantees Provided 605 588 Cr Cred edit l it O ine pe srations 263 254 Fin Feean s fc or gua ial Gua ran ran tee tee s iss P sue rov dided 342 334 Collection Services 474 443 Advisory Services and Brokerage 773 346 Custody Services 137 117 Other 492 492 Total 10,082 9,139 Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Personnel expenses (5,969) (6,093) Compensation (2,364) (2,484) Employee profit sharing (984) (1,142) Welfare benefits (979) (940) Provision for labor claims and Dismissals (759) (556) Payroll charges (779) (806) Share-based compensation plan (Note 20) (52) (96) Training (25) (48) Other (27) (21) Administrative expenses (3,661) (3,816) Third party services (1,137) (1,042) Data processing and telecommunications (921) (1,070) Installations (442) (476) Advertising, promotions and publicity (261) (283) Financial services expenses (227) (202) Security (172) (193) Transportation (94) (88) Materials (68) (86) Travel expenses (52) (51) Other (287) (325) Depreciation and Amortization (1,211) (1,133) Other expenses (2,065) (2,440) (1,346) (1,253) Selling - credit cards (212) (215) Claims losses Loss on sale of other assets, fixed assets and investments in associates and joint (124) (184) ventures (220) (13) Provision for civil lawsuits (Note 29) 493 (128) Provision for tax and social security lawsuits (64) (65) Refund of interbank costs (592) (582) Other Total (12,906) (13,482) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 82 Note 22 - Commissions and Banking Fees 01/01 to 01/01 to 03/31/2020 03/31/2019 Credit and Debit Cards 3,694 3,867 Current Account Services 2,053 1,971 Asset Management 1,854 1,315 Funds Fund 1,688 1,164 Con Conssorti ortia a 166 151 Credit Operations and Financial Guarantees Provided 605 588 Cr Cred edit l it O ine pe srations 263 254 Fin Feean s fc or gua ial Gua ran ran tee tee s iss P sue rov dided 342 334 Collection Services 474 443 Advisory Services and Brokerage 773 346 Custody Services 137 117 Other 492 492 Total 10,082 9,139 Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Personnel expenses (5,969) (6,093) Compensation (2,364) (2,484) Employee profit sharing (984) (1,142) Welfare benefits (979) (940) Provision for labor claims and Dismissals (759) (556) Payroll charges (779) (806) Share-based compensation plan (Note 20) (52) (96) Training (25) (48) Other (27) (21) Administrative expenses (3,661) (3,816) Third party services (1,137) (1,042) Data processing and telecommunications (921) (1,070) Installations (442) (476) Advertising, promotions and publicity (261) (283) Financial services expenses (227) (202) Security (172) (193) Transportation (94) (88) Materials (68) (86) Travel expenses (52) (51) Other (287) (325) Depreciation and Amortization (1,211) (1,133) Other expenses (2,065) (2,440) (1,346) (1,253) Selling - credit cards (212) (215) Claims losses Loss on sale of other assets, fixed assets and investments in associates and joint (124) (184) ventures (220) (13) Provision for civil lawsuits (Note 29) 493 (128) Provision for tax and social security lawsuits (64) (65) Refund of interbank costs (592) (582) Other Total (12,906) (13,482) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 82

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) Social contribution on net income 20.00% (*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 03/31/2020 03/31/2019 Net income before income tax and social contribution (9,287) 9,538 Charges (income tax and social contribution) at the rates in effect 4,179 (3,815) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 68 98 Foreign exchange variation on investments abroad 6,456 (72) Interest on capital 726 862 (*) (15,477) 1,258 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (4,048) (1,669) Related to temporary differences Increase / (reversal) for the period 17,013 (972) Increase / (reversal) of prior periods - 6 (Expenses) / Income related to deferred taxes 17,013 (966) Total income tax and social contribution expenses 12,965 (2,635) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 83 Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) Social contribution on net income 20.00% (*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 03/31/2020 03/31/2019 Net income before income tax and social contribution (9,287) 9,538 Charges (income tax and social contribution) at the rates in effect 4,179 (3,815) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 68 98 Foreign exchange variation on investments abroad 6,456 (72) Interest on capital 726 862 (*) (15,477) 1,258 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (4,048) (1,669) Related to temporary differences Increase / (reversal) for the period 17,013 (972) Increase / (reversal) of prior periods - 6 (Expenses) / Income related to deferred taxes 17,013 (966) Total income tax and social contribution expenses 12,965 (2,635) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 83

b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2019 Increase 03/31/2020 Reversal Reflected in income 43,380 (5,803) 22,125 59,702 22,860 (967) 3,328 25,221 Provision for expected loss Relating to tax losses and social contribution loss carryforwards 2,585 (1) 2,030 4,614 Provision for profit sharing 2,162 (2,162) 865 865 Provision for devaluation of securities with permanent impairment 1,530 (254) 566 1,842 Provisions 6,208 (368) 439 6,279 Civil lawsuits 1,413 (129) 105 1,389 Labor claims 3,251 (201) 314 3,364 Tax and social security lawsuits 1,544 (38) 20 1,526 723 (574) 497 646 Legal obligations Adjustments of operations carried out on the futures settlement market 84 (84) 104 104 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 738 (738) 13,106 13,106 or Loss Provision relating to health insurance operations 348 - 2 350 Other 6,142 (655) 1,188 6,675 Reflected in stockholders’ equity 2,354 (696) 1,243 2,901 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 766 (452) 1,242 1,556 Comprehensive Income Cash flow hedge 1,187 (236) 1 952 Other 401 (8) - 393 (1) (2) Total 45,734 (6,499) 23,368 62,603 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,100 and R$ 581, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2018 Increase 12/31/2019 Reversal Reflected in income 37,252 (13,667) 19,795 43,380 Provision for expected loss 18,563 (4,712) 9,009 22,860 Relating to tax losses and social contribution loss carryforwards 4,391 (2,339) 533 2,585 Provision for profit sharing 1,844 (1,844) 2,162 2,162 Provision for devaluation of securities with permanent impairment 1,729 (902) 703 1,530 Provisions 4,464 (1,552) 3,296 6,208 Civil lawsuits 1,586 (651) 478 1,413 2,037 (790) 2,004 3,251 Labor claims Tax and social security lawsuits 841 (111) 814 1,544 Goodwill on purchase of investments 60 (60) - - Legal obligations 676 (57) 104 723 Adjustments of operations carried out in futures settlement market 98 (98) 84 84 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 738 738 or Loss Provision relating to health insurance operations 343 - 5 348 Other 4,453 (1,472) 3,161 6,142 Reflected in stockholders’ equity 1,888 (509) 975 2,354 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (163) 546 766 Comprehensive Income Cash flow hedge 1,149 (93) 131 1,187 Other 356 (253) 298 401 (1) (2) Total 39,140 (14,176) 20,770 45,734 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. (2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 84 b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2019 Increase 03/31/2020 Reversal Reflected in income 43,380 (5,803) 22,125 59,702 22,860 (967) 3,328 25,221 Provision for expected loss Relating to tax losses and social contribution loss carryforwards 2,585 (1) 2,030 4,614 Provision for profit sharing 2,162 (2,162) 865 865 Provision for devaluation of securities with permanent impairment 1,530 (254) 566 1,842 Provisions 6,208 (368) 439 6,279 Civil lawsuits 1,413 (129) 105 1,389 Labor claims 3,251 (201) 314 3,364 Tax and social security lawsuits 1,544 (38) 20 1,526 723 (574) 497 646 Legal obligations Adjustments of operations carried out on the futures settlement market 84 (84) 104 104 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 738 (738) 13,106 13,106 or Loss Provision relating to health insurance operations 348 - 2 350 Other 6,142 (655) 1,188 6,675 Reflected in stockholders’ equity 2,354 (696) 1,243 2,901 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 766 (452) 1,242 1,556 Comprehensive Income Cash flow hedge 1,187 (236) 1 952 Other 401 (8) - 393 (1) (2) Total 45,734 (6,499) 23,368 62,603 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,100 and R$ 581, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2018 Increase 12/31/2019 Reversal Reflected in income 37,252 (13,667) 19,795 43,380 Provision for expected loss 18,563 (4,712) 9,009 22,860 Relating to tax losses and social contribution loss carryforwards 4,391 (2,339) 533 2,585 Provision for profit sharing 1,844 (1,844) 2,162 2,162 Provision for devaluation of securities with permanent impairment 1,729 (902) 703 1,530 Provisions 4,464 (1,552) 3,296 6,208 Civil lawsuits 1,586 (651) 478 1,413 2,037 (790) 2,004 3,251 Labor claims Tax and social security lawsuits 841 (111) 814 1,544 Goodwill on purchase of investments 60 (60) - - Legal obligations 676 (57) 104 723 Adjustments of operations carried out in futures settlement market 98 (98) 84 84 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 738 738 or Loss Provision relating to health insurance operations 343 - 5 348 Other 4,453 (1,472) 3,161 6,142 Reflected in stockholders’ equity 1,888 (509) 975 2,354 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (163) 546 766 Comprehensive Income Cash flow hedge 1,149 (93) 131 1,187 Other 356 (253) 298 401 (1) (2) Total 39,140 (14,176) 20,770 45,734 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. (2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 84

II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2019 Increase 03/31/2020 reversal Reflected in income 6,610 (2,793) 2,102 5,919 Depreciation in excess – finance lease 202 (25) - 177 Adjustment of escrow deposits and provisions 1,531 (130) 8 1,409 Post-employment benefits 282 (60) 3 225 Adjustments of operations carried out on the futures settlement market 1,330 (1,330) 1,522 1,522 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 1,149 (1,149) 156 156 or Loss Taxation of results abroad – capital gains 581 - 32 613 Other 1,535 (99) 381 1,817 Reflected in stockholders’ equity 1,268 (496) 393 1,165 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 1,228 (496) 344 1,076 Comprehensive Income Cash flow hedge 30 - 49 79 Post-employment benefits 10 - - 10 (*) Total 7,878 (3,289) 2,495 7,084 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,100 and R$ 581, respectively. Realization / 12/31/2018 Increase 12/31/2019 reversal Reflected in income 6,144 (3,863) 4,329 6,610 Depreciation in excess – finance lease 346 (144) - 202 Adjustment of escrow deposits and provisions 1,348 (29) 212 1,531 Post-employment benefits 287 (56) 51 282 Adjustments of operations carried out on the futures settlement market 923 (923) 1,330 1,330 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 1,790 (1,790) 1,149 1,149 or Loss Taxation of results abroad – capital gains 659 (142) 64 581 Other 791 (779) 1,523 1,535 Reflected in stockholders’ equity 662 (262) 868 1,268 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (107) 861 1,228 Comprehensive Income Cash flow hedge 168 (142) 4 30 Post-employment benefits 7 - 3 10 Other 13 (13) - - (*) Total 6,806 (4,125) 5,197 7,878 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 85 II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2019 Increase 03/31/2020 reversal Reflected in income 6,610 (2,793) 2,102 5,919 Depreciation in excess – finance lease 202 (25) - 177 Adjustment of escrow deposits and provisions 1,531 (130) 8 1,409 Post-employment benefits 282 (60) 3 225 Adjustments of operations carried out on the futures settlement market 1,330 (1,330) 1,522 1,522 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 1,149 (1,149) 156 156 or Loss Taxation of results abroad – capital gains 581 - 32 613 Other 1,535 (99) 381 1,817 Reflected in stockholders’ equity 1,268 (496) 393 1,165 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 1,228 (496) 344 1,076 Comprehensive Income Cash flow hedge 30 - 49 79 Post-employment benefits 10 - - 10 (*) Total 7,878 (3,289) 2,495 7,084 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,100 and R$ 581, respectively. Realization / 12/31/2018 Increase 12/31/2019 reversal Reflected in income 6,144 (3,863) 4,329 6,610 Depreciation in excess – finance lease 346 (144) - 202 Adjustment of escrow deposits and provisions 1,348 (29) 212 1,531 Post-employment benefits 287 (56) 51 282 Adjustments of operations carried out on the futures settlement market 923 (923) 1,330 1,330 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 1,790 (1,790) 1,149 1,149 or Loss Taxation of results abroad – capital gains 659 (142) 64 581 Other 791 (779) 1,523 1,535 Reflected in stockholders’ equity 662 (262) 868 1,268 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (107) 861 1,228 Comprehensive Income Cash flow hedge 168 (142) 4 30 Post-employment benefits 7 - 3 10 Other 13 (13) - - (*) Total 6,806 (4,125) 5,197 7,878 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 85

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities taxes differences carryforwards 2020 12,022 21% 2,116 46% 14,138 22% (1,638) 23% 12,500 22% 2021 14,261 25% 697 15% 14,958 24% (283) 4% 14,675 26% 2022 15,647 27% 444 10% 16,091 26% (232) 4% 15,859 29% 2023 5,734 10% 428 9% 6,162 10% (164) 2% 5,998 11% 2024 2,599 4% 400 9% 2,999 5% (341) 5% 2,658 5% After 2024 7,726 13% 529 11% 8,255 13% (4,426) 62% 3,829 7% Total 57,989 100% 4,614 100% 62,603 100% (7,084) 100% 55,519 100% (*) Present value 55,533 4,454 59,987 (6,514) 53,473 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At 03/31/2020, deferred tax assets not accounted for correspond to R$ 781 (R$ 605 at 12/31/2019) and result from Management’s evaluation of their perspectives of realization in the long term. c) Tax liabilities 03/31/2020 12/31/2019 Taxes and contributions on income payable 48 3,083 Other Taxes and Contributions payable 2,236 914 Provision for deferred income tax and social contribution (Note 24b II) 581 1,058 Other 3,036 2,836 Total 5,901 7,891 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 86 III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities taxes differences carryforwards 2020 12,022 21% 2,116 46% 14,138 22% (1,638) 23% 12,500 22% 2021 14,261 25% 697 15% 14,958 24% (283) 4% 14,675 26% 2022 15,647 27% 444 10% 16,091 26% (232) 4% 15,859 29% 2023 5,734 10% 428 9% 6,162 10% (164) 2% 5,998 11% 2024 2,599 4% 400 9% 2,999 5% (341) 5% 2,658 5% After 2024 7,726 13% 529 11% 8,255 13% (4,426) 62% 3,829 7% Total 57,989 100% 4,614 100% 62,603 100% (7,084) 100% 55,519 100% (*) Present value 55,533 4,454 59,987 (6,514) 53,473 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At 03/31/2020, deferred tax assets not accounted for correspond to R$ 781 (R$ 605 at 12/31/2019) and result from Management’s evaluation of their perspectives of realization in the long term. c) Tax liabilities 03/31/2020 12/31/2019 Taxes and contributions on income payable 48 3,083 Other Taxes and Contributions payable 2,236 914 Provision for deferred income tax and social contribution (Note 24b II) 581 1,058 Other 3,036 2,836 Total 5,901 7,891 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 86

Note 25 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 03/31/2020 03/31/2019 3,459 6,747 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 1,650 3,330 Preferred 1,595 3,203 Total net income available to equity owners: 1,759 3,439 Common 1,700 3,308 Preferred Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 Preferred 4,792,863,835 4,770,295,919 Basic earnings per share – R$ Common 0.35 0.69 Preferred 0.35 0.69 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2020 03/31/2019 Net income available to preferred equity owners 1,700 3,308 Dividends on preferred shares after dilution effects 5 13 Net income available to preferred equity owners considering preferred shares after 1,705 3,321 the dilution effect Net income available to ordinary equity owners 1,759 3,439 Dividend on preferred shares after dilution effects (5) (13) Net income available to ordinary equity owners considering preferred shares after the dilution effect 1,754 3,426 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,820,538,297 4,806,592,987 Preferred 4,792,863,835 4,770,295,919 Incremental as per share-based payment plans 27,674,462 36,297,068 Diluted earnings per share – R$ Common 0.35 0.69 Preferred 0.35 0.69 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 18,864 preferred shares (there was no such effect at 03/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 87 Note 25 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 03/31/2020 03/31/2019 3,459 6,747 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 1,650 3,330 Preferred 1,595 3,203 Total net income available to equity owners: 1,759 3,439 Common 1,700 3,308 Preferred Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 Preferred 4,792,863,835 4,770,295,919 Basic earnings per share – R$ Common 0.35 0.69 Preferred 0.35 0.69 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2020 03/31/2019 Net income available to preferred equity owners 1,700 3,308 Dividends on preferred shares after dilution effects 5 13 Net income available to preferred equity owners considering preferred shares after 1,705 3,321 the dilution effect Net income available to ordinary equity owners 1,759 3,439 Dividend on preferred shares after dilution effects (5) (13) Net income available to ordinary equity owners considering preferred shares after the dilution effect 1,754 3,426 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,820,538,297 4,806,592,987 Preferred 4,792,863,835 4,770,295,919 Incremental as per share-based payment plans 27,674,462 36,297,068 Diluted earnings per share – R$ Common 0.35 0.69 Preferred 0.35 0.69 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 18,864 preferred shares (there was no such effect at 03/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 87

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan Defined Benefit UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Unibanco Foundation – Itaucard Defined Benefit Plan Suplementary Pension - FIU Itaú Unibanco Main Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Variable Contribution Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan Benefit Plan l Defined Benefit FUNBEP Multisponsored Pension Fund Benefit Plan ll Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 88 Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan Defined Benefit UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Unibanco Foundation – Itaucard Defined Benefit Plan Suplementary Pension - FIU Itaú Unibanco Main Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Variable Contribution Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan Benefit Plan l Defined Benefit FUNBEP Multisponsored Pension Fund Benefit Plan ll Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 88

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 03/31/2020 03/31/2019 (1) Discount rate 7.64% p.a. 9.72% p.a. (2) Mortality table AT-2000 AT-2000 (3) (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 4.00% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 89 a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 03/31/2020 03/31/2019 (1) Discount rate 7.64% p.a. 9.72% p.a. (2) Mortality table AT-2000 AT-2000 (3) (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 4.00% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 89

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 03/31/2020 12/31/2019 03/31/2020 12/31/2019 Fixed income securities 21,338 20,672 93.18% 90.93% 91.81% 89.59% Quoted in an active market 21,024 20,366 Non quoted in an active market 314 306 1.37% 1.34% Variable income securities 881 1,392 3.85% 6.12% Quoted in an active market 872 1,384 3.81% 6.09% Non quoted in an active market 9 8 0.04% 0.03% 0.32% 0.29% Structured investments 73 65 Quoted in an active market - - 0.00% 0.00% Non quoted in an active market 73 65 0.32% 0.29% Real estate 529 529 2.31% 2.33% Loans to participants 77 74 0.34% 0.33% Total 22,898 22,732 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 445 (R$ 445 at 12/31/2019). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 03/31/2020 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 22,898 1,481 - 24,379 2 - Actuarial liabilities (19,841) - (960) (20,801) (*) 3 - Asset restriction (861) - (3,822) (4,683) 4 - Net amount recognized in the balance sheet (765) 620 (960) (1,105) Amount recognized in Assets (Note 18a) 92 620 - 712 Amount recognized in Liabilities (Note 18b) (857) - (960) (1,817) 12/31/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 22,732 1,475 - 24,207 2 - Actuarial liabilities (19,713) - (967) (20,680) (*) (3,761) (849) - (4,610) 3 - Asset restriction 4 - Net amount recognized in the balance sheet (742) 626 (967) (1,083) Amount recognized in Assets (Note 18a) 91 626 - 717 (833) Amount recognized in Liabilities (Note 18b) - (967) (1,800) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 90 c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 03/31/2020 12/31/2019 03/31/2020 12/31/2019 Fixed income securities 21,338 20,672 93.18% 90.93% 91.81% 89.59% Quoted in an active market 21,024 20,366 Non quoted in an active market 314 306 1.37% 1.34% Variable income securities 881 1,392 3.85% 6.12% Quoted in an active market 872 1,384 3.81% 6.09% Non quoted in an active market 9 8 0.04% 0.03% 0.32% 0.29% Structured investments 73 65 Quoted in an active market - - 0.00% 0.00% Non quoted in an active market 73 65 0.32% 0.29% Real estate 529 529 2.31% 2.33% Loans to participants 77 74 0.34% 0.33% Total 22,898 22,732 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 445 (R$ 445 at 12/31/2019). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 03/31/2020 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 22,898 1,481 - 24,379 2 - Actuarial liabilities (19,841) - (960) (20,801) (*) 3 - Asset restriction (861) - (3,822) (4,683) 4 - Net amount recognized in the balance sheet (765) 620 (960) (1,105) Amount recognized in Assets (Note 18a) 92 620 - 712 Amount recognized in Liabilities (Note 18b) (857) - (960) (1,817) 12/31/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 22,732 1,475 - 24,207 2 - Actuarial liabilities (19,713) - (967) (20,680) (*) (3,761) (849) - (4,610) 3 - Asset restriction 4 - Net amount recognized in the balance sheet (742) 626 (967) (1,083) Amount recognized in Assets (Note 18a) 91 626 - 717 (833) Amount recognized in Liabilities (Note 18b) - (967) (1,800) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 90

f) Change in the net amount recognized in the balance sheet 03/31/2020 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 22,732 (19,713) (3,761) (742) 1,475 (849) 626 Amounts at the beginning of the period (967) (1,083) 433 (400) (72) (39) 27 (16) 11 Amounts recognized in income (loss) (1+2+3) (20) (48) - (25) - (25) - - - - 1 - Cost of current service (25) - - - - - - - - 2 - Cost of past service - (1) 433 (375) (72) (14) 27 (16) 11 (20) 3 - Net interest (23) 19 (32) 11 (2) 1 4 5 Amounts recognized in stockholders´ equity - OCI (4+5+6) - 3 - - 11 11 - 4 4 4 - Effects on asset ceiling - 15 (2) (3) - - - - 1 - 1 - 1 5 - Remeasurements 19 (32) - (13) - - - 6 - Exchange variation - (13) (286) 304 - 18 (22) - (22) Other (7+8+9+10) 27 23 - - - - - - - - - 7 - Receipt by allocation of funds (304) 304 - - - - - 27 27 8 - Benefits paid 16 - - 16 (22) - (22) 9 - Contributions and investments from sponsor - (6) 2 - - 2 - - - - 2 10 - Contributions from participants Amounts at end of the period 22,898 (19,841) (3,822) (765) 1,481 (861) 620 (960) (1,105) 12/31/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 1,769 (1,514) (355) (100) 151 (91) 60 (459) (499) Amounts recognized in income (loss) (1+2+3) - (75) - (75) - - - - (75) 1 - Cost of current service - - - - - - - (418) (418) 2 - Cost of past service (1) 1,769 (1,439) (355) (25) 151 (91) 60 (41) (6) 3 - Net interest Amounts recognized in stockholders´ equity - OCI (4+5+6) 3,239 (3,884) 258 (387) (178) 181 3 (261) (645) - - 384 384 - 176 176 - 560 4 - Effects on asset ceiling (2) (3) 3,245 (3,907) (126) (788) (178) 5 (173) (261) (1,222) 5 - Remeasurements (6) 23 - 17 - - - - 17 6 - Exchange variation Other (7+8+9+10) (1,084) 1,178 - 94 (102) - (102) 35 27 - - - - - - - 7 - Receipt by allocation of funds - - (1,178) 1,178 - - - - - 35 35 8 - Benefits paid 84 - - 84 (102) - (102) 9 - Contributions and investments from sponsor - (18) 10 - - 10 - - - 10 - Contributions from participants - 10 Amounts at end of the period 22,732 (19,713) (3,761) (742) 1,475 (849) 626 (967) (1,083) (1) Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a.(at 01/01/2019 the rate used was 9.72% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 433 (R$ 5,014 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 91 f) Change in the net amount recognized in the balance sheet 03/31/2020 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 22,732 (19,713) (3,761) (742) 1,475 (849) 626 Amounts at the beginning of the period (967) (1,083) 433 (400) (72) (39) 27 (16) 11 Amounts recognized in income (loss) (1+2+3) (20) (48) - (25) - (25) - - - - 1 - Cost of current service (25) - - - - - - - - 2 - Cost of past service - (1) 433 (375) (72) (14) 27 (16) 11 (20) 3 - Net interest (23) 19 (32) 11 (2) 1 4 5 Amounts recognized in stockholders´ equity - OCI (4+5+6) - 3 - - 11 11 - 4 4 4 - Effects on asset ceiling - 15 (2) (3) - - - - 1 - 1 - 1 5 - Remeasurements 19 (32) - (13) - - - 6 - Exchange variation - (13) (286) 304 - 18 (22) - (22) Other (7+8+9+10) 27 23 - - - - - - - - - 7 - Receipt by allocation of funds (304) 304 - - - - - 27 27 8 - Benefits paid 16 - - 16 (22) - (22) 9 - Contributions and investments from sponsor - (6) 2 - - 2 - - - - 2 10 - Contributions from participants Amounts at end of the period 22,898 (19,841) (3,822) (765) 1,481 (861) 620 (960) (1,105) 12/31/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 1,769 (1,514) (355) (100) 151 (91) 60 (459) (499) Amounts recognized in income (loss) (1+2+3) - (75) - (75) - - - - (75) 1 - Cost of current service - - - - - - - (418) (418) 2 - Cost of past service (1) 1,769 (1,439) (355) (25) 151 (91) 60 (41) (6) 3 - Net interest Amounts recognized in stockholders´ equity - OCI (4+5+6) 3,239 (3,884) 258 (387) (178) 181 3 (261) (645) - - 384 384 - 176 176 - 560 4 - Effects on asset ceiling (2) (3) 3,245 (3,907) (126) (788) (178) 5 (173) (261) (1,222) 5 - Remeasurements (6) 23 - 17 - - - - 17 6 - Exchange variation Other (7+8+9+10) (1,084) 1,178 - 94 (102) - (102) 35 27 - - - - - - - 7 - Receipt by allocation of funds - - (1,178) 1,178 - - - - - 35 35 8 - Benefits paid 84 - - 84 (102) - (102) 9 - Contributions and investments from sponsor - (18) 10 - - 10 - - - 10 - Contributions from participants - 10 Amounts at end of the period 22,732 (19,713) (3,761) (742) 1,475 (849) 626 (967) (1,083) (1) Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a.(at 01/01/2019 the rate used was 9.72% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 433 (R$ 5,014 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 91

g) Defined benefit contribution Estimated Contributions made contribution 2020 01/01 to 03/31/2020 01/01 to 03/31/2019 Retirement plan - FIU 52 7 14 Retiremente plan - FUNBEP 5 1 3 Total 57 8 17 h) Maturity profile of defined benefit liabilities (*) 2020 2021 2022 2023 2024 2025 to 2029 Duration Pension plan - FIU 11.89 837 866 894 922 952 5,190 Pension plan - FUNBEP 10.69 425 439 454 469 483 2,582 Other post-employment benefits 9.25 26 26 26 26 26 126 Total 1,288 1,331 1,374 1,417 1,461 7,898 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Stockholders´ Stockholders´ equity (Other equity (Other Present value Present value of Main assumptions Income Income Comprehensive Comprehensive of liability liability (*) (*) Income) Income) Interest rate Increase by 0.5% (977) - 319 (36) - 36 Decrease by 0.5% 1,104 - (421) 41 - (41) Mortality rate Increase by 5% (258) - 88 (13) - 13 Decrease by 5% 357 - (94) 17 - (17) Medical inflation Increase by 1% - - - 87 - (87) Decrease by 1% (69) 69 - - - - (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 92 g) Defined benefit contribution Estimated Contributions made contribution 2020 01/01 to 03/31/2020 01/01 to 03/31/2019 Retirement plan - FIU 52 7 14 Retiremente plan - FUNBEP 5 1 3 Total 57 8 17 h) Maturity profile of defined benefit liabilities (*) 2020 2021 2022 2023 2024 2025 to 2029 Duration Pension plan - FIU 11.89 837 866 894 922 952 5,190 Pension plan - FUNBEP 10.69 425 439 454 469 483 2,582 Other post-employment benefits 9.25 26 26 26 26 26 126 Total 1,288 1,331 1,374 1,417 1,461 7,898 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Stockholders´ Stockholders´ equity (Other equity (Other Present value Present value of Main assumptions Income Income Comprehensive Comprehensive of liability liability (*) (*) Income) Income) Interest rate Increase by 0.5% (977) - 319 (36) - 36 Decrease by 0.5% 1,104 - (421) 41 - (41) Mortality rate Increase by 5% (258) - 88 (13) - 13 Decrease by 5% 357 - (94) 17 - (17) Medical inflation Increase by 1% - - - 87 - (87) Decrease by 1% (69) 69 - - - - (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 92

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, as applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 93 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, as applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 93

· Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2020 03/31/2019 03/31/2020 03/31/2019 Group accident insurance 34.3 35.4 9.2 7.4 Individual accident insurance 18.7 18.0 26.8 20.4 Commercial multiple peril 21.3 21.2 23.6 35.8 Domestic Credit Insurance 0.5 0.6 54.4 69.7 Critical or terminal diseases 28.0 25.3 17.8 22.1 Credit Life Insurance 24.4 23.1 19.4 18.6 Random Events 23.7 23.8 34.7 22.2 Multiple Peril 45.5 47.0 74.9 59.8 Mortagage Insurance in market policies – Credit Life 20.3 20.0 13.0 14.3 Group life 24.2 21.9 35.6 33.3 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2020 03/31/2019 Group accident insurance 212 181 Individual accident 50 58 Commercial multiple peril 11 12 Internal Credit 12 25 Serious or terminal diseases 49 48 Disability Savings Pension 66 66 PGBL 471 507 Credit Life 185 240 Income from aleatory events 56 68 Multiple risks 81 65 Home Insurance in Market Policies – Credit Life 78 76 Traditional 27 24 VGBL 2,626 2,798 Group life 223 228 Other lines 84 115 Total 4,231 4,511 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 94 · Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2020 03/31/2019 03/31/2020 03/31/2019 Group accident insurance 34.3 35.4 9.2 7.4 Individual accident insurance 18.7 18.0 26.8 20.4 Commercial multiple peril 21.3 21.2 23.6 35.8 Domestic Credit Insurance 0.5 0.6 54.4 69.7 Critical or terminal diseases 28.0 25.3 17.8 22.1 Credit Life Insurance 24.4 23.1 19.4 18.6 Random Events 23.7 23.8 34.7 22.2 Multiple Peril 45.5 47.0 74.9 59.8 Mortagage Insurance in market policies – Credit Life 20.3 20.0 13.0 14.3 Group life 24.2 21.9 35.6 33.3 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2020 03/31/2019 Group accident insurance 212 181 Individual accident 50 58 Commercial multiple peril 11 12 Internal Credit 12 25 Serious or terminal diseases 49 48 Disability Savings Pension 66 66 PGBL 471 507 Credit Life 185 240 Income from aleatory events 56 68 Multiple risks 81 65 Home Insurance in Market Policies – Credit Life 78 76 Traditional 27 24 VGBL 2,626 2,798 Group life 223 228 Other lines 84 115 Total 4,231 4,511 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 94

c) Technical provisions balances 03/31/2020 12/31/2019 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,303 12 2,315 2,343 13 2,356 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 17 206,459 206,476 204 212,274 212,478 Redemptions and Other Unsettled Amounts (PVR) 13 288 301 13 318 331 Financial surplus (PEF) 2 610 612 2 610 612 Unsettled claims (PSL) 544 49 593 571 47 618 Claims / events incurred but not reported (IBNR) 272 22 294 277 22 299 Related Expenses (PDR) 28 89 117 28 89 117 Other 250 1,273 1,523 250 1,273 1,523 Total 3,429 208,802 212,231 3,688 214,646 218,334 Current 2,339 465 2,804 2,613 493 3,106 Noncurrent 1,090 208,337 209,427 1,075 214,153 215,228 d) Change in technical provisions 03/31/2020 12/31/2019 Private Private Insurance Total Insurance Total pension pension Opening balance 3,688 214,646 218,334 3,809 197,378 201,187 (+) Additions arising from premiums / contributions 1,040 3,191 4,231 4,634 15,008 19,642 (-) Risk adjustments (1,079) (68) (1,147) (4,216) (273) (4,489) (-) Payment of claims / benefits (334) (143) (477) (1,349) (566) (1,915) (+) Reported claims 330 - 330 1,465 - 1,465 (-) Redemptions - (4,374) (4,374) - (15,623) (15,623) (+/-) Net Portability - 418 418 - 1,754 1,754 (+) Adjustment of reserves and financial surplus 3 (4,860) (4,857) 10 16,507 16,517 (+/-) Other (increase / reversal) 2 (8) (6) (665) 461 (204) (+) Corporate Reorganization (221) - (221) - - - Closing balance 3,429 208,802 212,231 3,688 214,646 218,334 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 95 c) Technical provisions balances 03/31/2020 12/31/2019 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,303 12 2,315 2,343 13 2,356 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 17 206,459 206,476 204 212,274 212,478 Redemptions and Other Unsettled Amounts (PVR) 13 288 301 13 318 331 Financial surplus (PEF) 2 610 612 2 610 612 Unsettled claims (PSL) 544 49 593 571 47 618 Claims / events incurred but not reported (IBNR) 272 22 294 277 22 299 Related Expenses (PDR) 28 89 117 28 89 117 Other 250 1,273 1,523 250 1,273 1,523 Total 3,429 208,802 212,231 3,688 214,646 218,334 Current 2,339 465 2,804 2,613 493 3,106 Noncurrent 1,090 208,337 209,427 1,075 214,153 215,228 d) Change in technical provisions 03/31/2020 12/31/2019 Private Private Insurance Total Insurance Total pension pension Opening balance 3,688 214,646 218,334 3,809 197,378 201,187 (+) Additions arising from premiums / contributions 1,040 3,191 4,231 4,634 15,008 19,642 (-) Risk adjustments (1,079) (68) (1,147) (4,216) (273) (4,489) (-) Payment of claims / benefits (334) (143) (477) (1,349) (566) (1,915) (+) Reported claims 330 - 330 1,465 - 1,465 (-) Redemptions - (4,374) (4,374) - (15,623) (15,623) (+/-) Net Portability - 418 418 - 1,754 1,754 (+) Adjustment of reserves and financial surplus 3 (4,860) (4,857) 10 16,507 16,517 (+/-) Other (increase / reversal) 2 (8) (6) (665) 461 (204) (+) Corporate Reorganization (221) - (221) - - - Closing balance 3,429 208,802 212,231 3,688 214,646 218,334 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 95

V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 03/31/2020 12/31/2019 Opening Balance 495 409 Increase 272 1,156 Amortization (279) (1,070) Closing Balance 488 495 Balance to be amortized in up to 12 months 379 389 Balance to be amortized after 12 months 109 106 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis: (*) 618 Provision for unsettled claims (PSL) (-) IBNER 258 (-) Reinsurance 37 (-) Retrocession and other estimates (17) Liability claims presented in the claims development table (a + b) 340 (*) Stated in Note 27lV c at 12/31/2019. The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 1,009 938 934 993 1,149 After 1 year 1,054 981 977 1,012 After 2 years 1,082 1,001 975 After 3 years 1,091 1,078 After 4 years 1,084 Current estimate 1,084 1,078 975 1,012 1,149 Accumulated payments through base date 1,075 1,061 961 994 1,028 5,119 Liabilities recognized in the balance sheet 10 17 14 18 121 180 Liabilities in relation to prior periods 17 197 Total administratives claims b) Judicial claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 30 26 28 16 20 After 1 year 41 35 40 33 After 2 years 52 43 51 After 3 years 64 55 After 4 years 71 Current estimate 71 55 51 33 20 Accumulated payments through base date 61 44 44 27 14 190 Liabilities recognized in the balance sheet 10 11 8 7 6 42 Liabilities in relation to prior periods 101 Total judicial claims 143 The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 96 V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 03/31/2020 12/31/2019 Opening Balance 495 409 Increase 272 1,156 Amortization (279) (1,070) Closing Balance 488 495 Balance to be amortized in up to 12 months 379 389 Balance to be amortized after 12 months 109 106 VI - Table of Claims Development The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis: (*) 618 Provision for unsettled claims (PSL) (-) IBNER 258 (-) Reinsurance 37 (-) Retrocession and other estimates (17) Liability claims presented in the claims development table (a + b) 340 (*) Stated in Note 27lV c at 12/31/2019. The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 1,009 938 934 993 1,149 After 1 year 1,054 981 977 1,012 After 2 years 1,082 1,001 975 After 3 years 1,091 1,078 After 4 years 1,084 Current estimate 1,084 1,078 975 1,012 1,149 Accumulated payments through base date 1,075 1,061 961 994 1,028 5,119 Liabilities recognized in the balance sheet 10 17 14 18 121 180 Liabilities in relation to prior periods 17 197 Total administratives claims b) Judicial claims Occurrence date 12/31/2015 12/31/2016 12/31/2017 12/31/2018 12/31/2019 Total At the end of reporting period 30 26 28 16 20 After 1 year 41 35 40 33 After 2 years 52 43 51 After 3 years 64 55 After 4 years 71 Current estimate 71 55 51 33 20 Accumulated payments through base date 61 44 44 27 14 190 Liabilities recognized in the balance sheet 10 11 8 7 6 42 Liabilities in relation to prior periods 101 Total judicial claims 143 The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 96

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy half-yearly, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2019. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 97 VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy half-yearly, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2019. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 97

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the book values and estimated fair values for financial instruments: 03/31/2020 12/31/2019 Book value Fair value (*) Book value Fair value Cash (a) 38,275 38,275 30,367 30,367 Financial assets 1,681,710 1,691,365 1,501,481 1,513,562 At Amortized Cost 1,226,866 1,236,521 1,101,892 1,113,973 Central Bank compulsory deposits (a) 67,772 67,772 91,248 91,248 Interbank deposits (b) 50,960 51,165 34,583 34,622 Securities purchased under agreements to resell (a) 265,409 265,409 198,428 198,428 Securities (c) 139,343 140,475 133,119 135,891 Loan and Financial Lease (d) 642,065 650,383 585,791 595,061 Other financial assets (e) 104,064 104,064 94,752 94,752 (-) Provision for Expected Loss (42,747) (42,747) (36,029) (36,029) At Fair Value Through Other Comprehensive Income 83,936 83,936 76,660 76,660 Securities (c) 83,936 83,936 76,660 76,660 At Fair Value Through Profit or Loss 370,908 370,908 322,929 322,929 Securities (c) 289,123 289,123 281,075 281,075 Derivatives (c) 81,785 81,785 41,854 41,854 Financial liabilities 1,428,561 1,427,048 1,211,999 1,214,196 At Amortized Cost 1,335,571 1,334,058 1,159,830 1,162,027 Deposits (b) 606,750 606,796 507,060 507,110 Securities sold under repurchase agreements (a) 298,406 298,406 256,583 256,583 Interbank market funds (b) 188,134 188,184 174,862 174,949 Institutional market funds (b) 136,794 135,185 104,244 106,304 Other financial liabilities (e) 105,487 105,487 117,081 117,081 At Fair Value Through Profit or Loss 88,299 88,299 48,029 48,029 Derivatives (c) 88,135 88,135 47,828 47,828 Structured notes 164 164 201 201 Provision for Expected Loss 4,691 4,691 4,140 4,140 Loan Commitments 3,648 3,648 3,303 3,303 Financial Guarantees 1,043 1,043 837 837 (*) In this quarter, the result of Derivative, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 86,211 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 892 (R$ 968 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 98 Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the book values and estimated fair values for financial instruments: 03/31/2020 12/31/2019 Book value Fair value (*) Book value Fair value Cash (a) 38,275 38,275 30,367 30,367 Financial assets 1,681,710 1,691,365 1,501,481 1,513,562 At Amortized Cost 1,226,866 1,236,521 1,101,892 1,113,973 Central Bank compulsory deposits (a) 67,772 67,772 91,248 91,248 Interbank deposits (b) 50,960 51,165 34,583 34,622 Securities purchased under agreements to resell (a) 265,409 265,409 198,428 198,428 Securities (c) 139,343 140,475 133,119 135,891 Loan and Financial Lease (d) 642,065 650,383 585,791 595,061 Other financial assets (e) 104,064 104,064 94,752 94,752 (-) Provision for Expected Loss (42,747) (42,747) (36,029) (36,029) At Fair Value Through Other Comprehensive Income 83,936 83,936 76,660 76,660 Securities (c) 83,936 83,936 76,660 76,660 At Fair Value Through Profit or Loss 370,908 370,908 322,929 322,929 Securities (c) 289,123 289,123 281,075 281,075 Derivatives (c) 81,785 81,785 41,854 41,854 Financial liabilities 1,428,561 1,427,048 1,211,999 1,214,196 At Amortized Cost 1,335,571 1,334,058 1,159,830 1,162,027 Deposits (b) 606,750 606,796 507,060 507,110 Securities sold under repurchase agreements (a) 298,406 298,406 256,583 256,583 Interbank market funds (b) 188,134 188,184 174,862 174,949 Institutional market funds (b) 136,794 135,185 104,244 106,304 Other financial liabilities (e) 105,487 105,487 117,081 117,081 At Fair Value Through Profit or Loss 88,299 88,299 48,029 48,029 Derivatives (c) 88,135 88,135 47,828 47,828 Structured notes 164 164 201 201 Provision for Expected Loss 4,691 4,691 4,140 4,140 Loan Commitments 3,648 3,648 3,303 3,303 Financial Guarantees 1,043 1,043 837 837 (*) In this quarter, the result of Derivative, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33). Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 86,211 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 892 (R$ 968 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 98

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 99 The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 99

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 100 Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 100

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 03/31/2020 12/31/2019 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 231,261 52,838 5,024 289,123 234,583 43,738 1,719 280,040 Financial assets at fair value through profit or loss Investment funds 1,425 9,301 - 10,726 318 7,949 - 8,267 Brazilian government securities 214,466 4,958 - 219,424 216,167 3,444 - 219,611 2,881 - - 2,881 1,520 - - 1,520 Government securities – other countries Argentina 765 - - 765 318 - - 318 Chile 534 - - 534 488 - - 488 Colombia 1,212 - - 1,212 409 - - 409 United States 182 - - 182 141 - - 141 Mexico 22 - - 22 57 - - 57 Paraguay 3 - - 3 2 - - 2 Peru 7 - - 7 8 - - 8 Uruguay 156 - - 156 97 - - 97 12,489 38,579 5,024 56,092 16,578 32,345 1,719 50,642 Corporate debt securities Negotiable Shares 7,709 4,834 - 12,543 9,847 4,790 - 14,637 Rural product note - 899 53 952 - - - - Bank deposit certificates - 1,475 - 1,475 - 792 - 792 Real estate receivables certificates - - 884 884 - - 1,444 1,444 Debentures 4,649 7,638 2,398 14,685 4,667 7,763 225 12,655 Eurobonds and others 131 2,884 195 3,210 2,064 102 7 2,173 Financial credit bills - 20,438 - 20,438 - 18,501 13 18,514 Promissory notes - 376 1,394 1,770 - 313 - 313 Other - 35 100 135 - 84 30 114 78,651 4,666 619 83,936 72,455 4,171 34 76,660 Financial assets at fair value through other comprehensive income Brazilian government securities 52,223 1,147 - 53,370 49,879 853 - 50,732 25,929 - - 25,929 20,571 - - 20,571 Government securities – other countries Germany 29 - - 29 23 - - 23 Chile 14,829 - - 14,829 11,208 - - 11,208 Colombia 5,123 - - 5,123 3,878 - - 3,878 United States 2,861 - - 2,861 2,756 - - 2,756 Italy - - - - 329 - - 329 Paraguay 2,631 - - 2,631 1,780 - - 1,780 Uruguay 456 - - 456 597 - - 597 499 3,519 619 4,637 2,005 3,318 34 5,357 Corporate debt securities Negotiable Shares 42 - - 42 149 - - 149 Bank deposit certificates - 401 - 401 - 2,371 - 2,371 Real estate receivables certificates - - - - - - 26 26 Debentures 300 55 - 355 334 - - 334 Eurobonds and others 157 3,063 619 3,839 1,522 947 8 2,477 - - - - 1,035 - - 1,035 Financial assets designated at fair value through profit or loss Brazilian external debt bonds - - - - 1,035 - - 1,035 - 164 - 164 - 201 - 201 Financial liabilities designated at fair value through profit or loss Structured notes - 164 - 164 - 201 - 201 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 03/31/2020 12/31/2019 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 26 81,483 276 81,785 14 41,737 103 41,854 Assets Swap Contracts – adjustment receivable - 44,994 149 45,143 - 26,426 32 26,458 Option Contracts - 13,914 127 14,041 - 8,385 71 8,456 Forward Contracts - 3,669 - 3,669 - 2,162 - 2,162 Credit derivatives - 1,877 - 1,877 - 167 - 167 NDF - Non Deliverable Forward - 16,269 - 16,269 - 4,446 - 4,446 Other derivative financial instruments 26 760 - 786 14 151 - 165 (27) (87,940) (168) (88,135) (7) (47,736) (85) (47,828) Liabilities Swap Contracts – adjustment payable - (54,289) (112) (54,401) - (32,881) (46) (32,927) Option Contracts - (15,632) (56) (15,688) - (9,022) (39) (9,061) Forward Contracts - (1,931) - (1,931) - (754) - (754) Credit derivatives - (2,259) - (2,259) - (40) - (40) NDF - Non Deliverable Forward - (13,805) - (13,805) - (4,971) - (4,971) Other derivative financial instruments (27) (24) - (51) (7) (68) - (75) There were no significant transfer between Level 1 and Level 2 during the period of 03/31/2020. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 101 Distribution by level The following table presents the breakdown of fair value hierarchy levels. 03/31/2020 12/31/2019 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 231,261 52,838 5,024 289,123 234,583 43,738 1,719 280,040 Financial assets at fair value through profit or loss Investment funds 1,425 9,301 - 10,726 318 7,949 - 8,267 Brazilian government securities 214,466 4,958 - 219,424 216,167 3,444 - 219,611 2,881 - - 2,881 1,520 - - 1,520 Government securities – other countries Argentina 765 - - 765 318 - - 318 Chile 534 - - 534 488 - - 488 Colombia 1,212 - - 1,212 409 - - 409 United States 182 - - 182 141 - - 141 Mexico 22 - - 22 57 - - 57 Paraguay 3 - - 3 2 - - 2 Peru 7 - - 7 8 - - 8 Uruguay 156 - - 156 97 - - 97 12,489 38,579 5,024 56,092 16,578 32,345 1,719 50,642 Corporate debt securities Negotiable Shares 7,709 4,834 - 12,543 9,847 4,790 - 14,637 Rural product note - 899 53 952 - - - - Bank deposit certificates - 1,475 - 1,475 - 792 - 792 Real estate receivables certificates - - 884 884 - - 1,444 1,444 Debentures 4,649 7,638 2,398 14,685 4,667 7,763 225 12,655 Eurobonds and others 131 2,884 195 3,210 2,064 102 7 2,173 Financial credit bills - 20,438 - 20,438 - 18,501 13 18,514 Promissory notes - 376 1,394 1,770 - 313 - 313 Other - 35 100 135 - 84 30 114 78,651 4,666 619 83,936 72,455 4,171 34 76,660 Financial assets at fair value through other comprehensive income Brazilian government securities 52,223 1,147 - 53,370 49,879 853 - 50,732 25,929 - - 25,929 20,571 - - 20,571 Government securities – other countries Germany 29 - - 29 23 - - 23 Chile 14,829 - - 14,829 11,208 - - 11,208 Colombia 5,123 - - 5,123 3,878 - - 3,878 United States 2,861 - - 2,861 2,756 - - 2,756 Italy - - - - 329 - - 329 Paraguay 2,631 - - 2,631 1,780 - - 1,780 Uruguay 456 - - 456 597 - - 597 499 3,519 619 4,637 2,005 3,318 34 5,357 Corporate debt securities Negotiable Shares 42 - - 42 149 - - 149 Bank deposit certificates - 401 - 401 - 2,371 - 2,371 Real estate receivables certificates - - - - - - 26 26 Debentures 300 55 - 355 334 - - 334 Eurobonds and others 157 3,063 619 3,839 1,522 947 8 2,477 - - - - 1,035 - - 1,035 Financial assets designated at fair value through profit or loss Brazilian external debt bonds - - - - 1,035 - - 1,035 - 164 - 164 - 201 - 201 Financial liabilities designated at fair value through profit or loss Structured notes - 164 - 164 - 201 - 201 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 03/31/2020 12/31/2019 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 26 81,483 276 81,785 14 41,737 103 41,854 Assets Swap Contracts – adjustment receivable - 44,994 149 45,143 - 26,426 32 26,458 Option Contracts - 13,914 127 14,041 - 8,385 71 8,456 Forward Contracts - 3,669 - 3,669 - 2,162 - 2,162 Credit derivatives - 1,877 - 1,877 - 167 - 167 NDF - Non Deliverable Forward - 16,269 - 16,269 - 4,446 - 4,446 Other derivative financial instruments 26 760 - 786 14 151 - 165 (27) (87,940) (168) (88,135) (7) (47,736) (85) (47,828) Liabilities Swap Contracts – adjustment payable - (54,289) (112) (54,401) - (32,881) (46) (32,927) Option Contracts - (15,632) (56) (15,688) - (9,022) (39) (9,061) Forward Contracts - (1,931) - (1,931) - (754) - (754) Credit derivatives - (2,259) - (2,259) - (40) - (40) NDF - Non Deliverable Forward - (13,805) - (13,805) - (4,971) - (4,971) Other derivative financial instruments (27) (24) - (51) (7) (68) - (75) There were no significant transfer between Level 1 and Level 2 during the period of 03/31/2020. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 101

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Financial Credit Bills: In order to mark Financial Credit Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 102 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Financial Credit Bills: In order to mark Financial Credit Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 102

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 1,719 (202) - 2,009 (549) 2,047 5,024 (99) loss Corporate securities 1,719 (202) - 2,009 (549) 2,047 5,024 (99) Real estate receivables certificates 1,444 (2 10) - - (3 50) - 884 (52) Debentures 225 30 - 720 (1 95) 1,618 2,398 8 Promissory notes - (6) (3) - 128 (2) (7 0) 53 Rural product note - (1 3) - 1,102 (2) 307 1,394 (14) Eurobonds and others 7 (6) - 59 - 135 195 (35) Financial credit bills 13 - - - - (13) - - Other 30 - - - - 70 100 - Financial assets at fair value through other 34 1 (2) 248 (41) 379 619 (38) comprehensive income Corporate securities 34 1 (2) 248 (4 1) 379 619 (38) Real estate receivables certificates 26 (1) 1 - (26) - - - Eurobonds and others 8 2 (3) 248 (15) 379 619 (38) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income 103 213 - 56 (87) (9) 276 217 Derivatives - assets Swap Contracts – adjustment receivable 32 117 - 9 (1) (8) 149 147 Option Contracts 71 96 - 47 (8 6) (1) 127 70 (85) (115) - (39) 51 20 (168) (135) Derivatives - liabilities Swap Contracts – adjustment payable (46) (8 3) - (4) - 21 (112) (1 05) Option Contracts (3 9) (3 2) - (35) 51 (1) (56) (30) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2018 12/31/2019 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 2,833 (1,300) - 1,755 (907) (662) 1,719 (3 07) loss Corporate securities 2,833 (1 ,300) - 1,755 (9 07) (662) 1,719 (3 07) Negotiable shares 1,268 (2 85) - - - (983) - - Real estate receivables certificates 1,411 (487) - 573 (5 3) - 1,444 29 Debentures (336) 85 (504) - 604 (2 22) 262 225 Eurobonds and others 31 (4) - 3 (5 1) 28 7 - Financial credit bills 5 6 - 8 (6) - 13 - Other 33 (2 6) - 567 (575) 31 30 - Financial assets designated at fair value - 43 (47) 76 (68) 30 34 (2) through other comprehensive income Real estate receivables certificates - - - 26 - - 26 - Debentures - (2) 6 50 (54) - - 1 Eurobonds and others (3) - 45 (5 3) - (1 4) 30 8 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Purchases Settlements and / or out of Recognized in 12/31/2018 12/31/2019 Losses (Unrealized) Recognized in other Level income comprehensive income 142 (78) - 274 (156) (79) 103 (1) Derivatives - Assets Swap Contracts – adjustment receivable 90 21 - 2 (2) (7 9) 32 31 Option Contracts 52 (99) - 272 (1 54) - 71 (3 2) (26) (17) - (196) 172 (18) (85) (2) Derivatives - Liabilities Swap Contracts – adjustment payable (3) (51) - (10) 36 (18) (46) (1 7) Option Contracts (23) 34 - (1 86) 136 - (3 9) 15 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 103 Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 1,719 (202) - 2,009 (549) 2,047 5,024 (99) loss Corporate securities 1,719 (202) - 2,009 (549) 2,047 5,024 (99) Real estate receivables certificates 1,444 (2 10) - - (3 50) - 884 (52) Debentures 225 30 - 720 (1 95) 1,618 2,398 8 Promissory notes - (6) (3) - 128 (2) (7 0) 53 Rural product note - (1 3) - 1,102 (2) 307 1,394 (14) Eurobonds and others 7 (6) - 59 - 135 195 (35) Financial credit bills 13 - - - - (13) - - Other 30 - - - - 70 100 - Financial assets at fair value through other 34 1 (2) 248 (41) 379 619 (38) comprehensive income Corporate securities 34 1 (2) 248 (4 1) 379 619 (38) Real estate receivables certificates 26 (1) 1 - (26) - - - Eurobonds and others 8 2 (3) 248 (15) 379 619 (38) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2019 at 03/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income 103 213 - 56 (87) (9) 276 217 Derivatives - assets Swap Contracts – adjustment receivable 32 117 - 9 (1) (8) 149 147 Option Contracts 71 96 - 47 (8 6) (1) 127 70 (85) (115) - (39) 51 20 (168) (135) Derivatives - liabilities Swap Contracts – adjustment payable (46) (8 3) - (4) - 21 (112) (1 05) Option Contracts (3 9) (3 2) - (35) 51 (1) (56) (30) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2018 12/31/2019 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 2,833 (1,300) - 1,755 (907) (662) 1,719 (3 07) loss Corporate securities 2,833 (1 ,300) - 1,755 (9 07) (662) 1,719 (3 07) Negotiable shares 1,268 (2 85) - - - (983) - - Real estate receivables certificates 1,411 (487) - 573 (5 3) - 1,444 29 Debentures (336) 85 (504) - 604 (2 22) 262 225 Eurobonds and others 31 (4) - 3 (5 1) 28 7 - Financial credit bills 5 6 - 8 (6) - 13 - Other 33 (2 6) - 567 (575) 31 30 - Financial assets designated at fair value - 43 (47) 76 (68) 30 34 (2) through other comprehensive income Real estate receivables certificates - - - 26 - - 26 - Debentures - (2) 6 50 (54) - - 1 Eurobonds and others (3) - 45 (5 3) - (1 4) 30 8 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Purchases Settlements and / or out of Recognized in 12/31/2018 12/31/2019 Losses (Unrealized) Recognized in other Level income comprehensive income 142 (78) - 274 (156) (79) 103 (1) Derivatives - Assets Swap Contracts – adjustment receivable 90 21 - 2 (2) (7 9) 32 31 Option Contracts 52 (99) - 272 (1 54) - 71 (3 2) (26) (17) - (196) 172 (18) (85) (2) Derivatives - Liabilities Swap Contracts – adjustment payable (3) (51) - (10) 36 (18) (46) (1 7) Option Contracts (23) 34 - (1 86) 136 - (3 9) 15 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 103

Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: Sensitivity – Level 3 Operations 03/31/2020 12/31/2019 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (1.1) (0.1) (0.9) (0.0) Interest rates II (27.5) (2.2) (23.3) (0.3) III (54.6) (4.3) (46.1) (0.6) - - - - I Shares II - - - - I (19.2) - (22.6) - Nonlinear II (32.5) - (43.2) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 104 Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: Sensitivity – Level 3 Operations 03/31/2020 12/31/2019 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (1.1) (0.1) (0.9) (0.0) Interest rates II (27.5) (2.2) (23.3) (0.3) III (54.6) (4.3) (46.1) (0.6) - - - - I Shares II - - - - I (19.2) - (22.6) - Nonlinear II (32.5) - (43.2) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 104

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this period, in March 2020, the parties signed an amendment to the agreement instrument to extend the adhesion period for another 60 months and, thus, to cover a greater number of savers and, consequently, increase the termination of lawsuits. For effectiveness and validity this amendment, it needs to be approved by the Federal Supreme Court (STF), which is expected to occur in the second quarter of 2020. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 105 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this period, in March 2020, the parties signed an amendment to the agreement instrument to extend the adhesion period for another 60 months and, thus, to cover a greater number of savers and, consequently, increase the termination of lawsuits. For effectiveness and validity this amendment, it needs to be approved by the Federal Supreme Court (STF), which is expected to occur in the second quarter of 2020. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 105

Below are the changes in civil, labor and other risks provisions: 03/31/2020 Other Civil Labor Total risks Opening balance 3,633 8,579 976 13,188 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (216) (980) - (1,196) Subtotal 3,417 7,599 976 11,992 Adjustment / Interest (Note 23) 36 136 - 172 Changes in the period reflected in income (Note 23) 184 534 (18) 700 Increase 260 588 - 848 Reversal (76) (54) (18) (148) Payment (271) (457) - (728) Subtotal 3,366 7,812 958 12,136 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 210 966 - 1,176 Closing balance 3,576 8,778 958 13,312 Current 1,633 2,453 958 5,044 Non-current 1,943 6,325 - 8,268 12/31/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 122 1,024 - 1,146 Changes in the period reflected in income (Note 23) 726 3,160 403 4,289 Increase (*) 1,177 3,325 435 4,937 Reversal (451) (165) (32) (648) Payment (1,631) (2,449) - (4,080) Subtotal 3,417 7,599 976 11,992 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 216 980 - 1,196 Closing balance 3,633 8,579 976 13,188 Current 1,662 2,451 976 5,089 Non-current 1,971 6,128 - 8,099 (*) Includes the effects of the Voluntary Severance Program. IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 03/31/2020 12/31/2019 Opening balance 8,266 6,793 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (68) Subtotal 8,198 6,725 (*) Adjustment / Interest 70 779 Changes in the period reflected in income 5 843 (*) Increase 27 1,135 (*) Reversal (22) (292) Payment (1,438) (151) Subtotal 6,835 8,196 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 70 70 Closing balance 6,905 8,266 Current 214 83 Non-current 6,691 8,183 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 106 Below are the changes in civil, labor and other risks provisions: 03/31/2020 Other Civil Labor Total risks Opening balance 3,633 8,579 976 13,188 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (216) (980) - (1,196) Subtotal 3,417 7,599 976 11,992 Adjustment / Interest (Note 23) 36 136 - 172 Changes in the period reflected in income (Note 23) 184 534 (18) 700 Increase 260 588 - 848 Reversal (76) (54) (18) (148) Payment (271) (457) - (728) Subtotal 3,366 7,812 958 12,136 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 210 966 - 1,176 Closing balance 3,576 8,778 958 13,312 Current 1,633 2,453 958 5,044 Non-current 1,943 6,325 - 8,268 12/31/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 122 1,024 - 1,146 Changes in the period reflected in income (Note 23) 726 3,160 403 4,289 Increase (*) 1,177 3,325 435 4,937 Reversal (451) (165) (32) (648) Payment (1,631) (2,449) - (4,080) Subtotal 3,417 7,599 976 11,992 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 216 980 - 1,196 Closing balance 3,633 8,579 976 13,188 Current 1,662 2,451 976 5,089 Non-current 1,971 6,128 - 8,099 (*) Includes the effects of the Voluntary Severance Program. IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 03/31/2020 12/31/2019 Opening balance 8,266 6,793 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (68) Subtotal 8,198 6,725 (*) Adjustment / Interest 70 779 Changes in the period reflected in income 5 843 (*) Increase 27 1,135 (*) Reversal (22) (292) Payment (1,438) (151) Subtotal 6,835 8,196 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 70 70 Closing balance 6,905 8,266 Current 214 83 Non-current 6,691 8,183 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 106

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · INSS – Non-compensatory Amounts – R$ 1,915: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 716; · PIS and COFINS – Calculation basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 613. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,083 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 266 (R$ 251 at 12/31/2019). II - Tax proceedings The tax proceedings of possible loss totaled R$ 29,074, and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 4,771: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,147: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Institutions – R$ 3,392: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,363: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,168: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,735: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,173: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 675 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 646: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 107 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · INSS – Non-compensatory Amounts – R$ 1,915: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 716; · PIS and COFINS – Calculation basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 613. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,083 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 266 (R$ 251 at 12/31/2019). II - Tax proceedings The tax proceedings of possible loss totaled R$ 29,074, and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 4,771: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,147: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Institutions – R$ 3,392: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,363: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,168: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,735: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,173: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 675 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 646: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 107

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 972 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 03/31/2020 12/31/2019 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,540 2,422 9,345 13,307 14,520 Quotas 636 412 83 1,131 1,148 Surety 61 65 3,137 3,263 3,223 Insurance bond 1,791 967 12,785 15,543 14,867 Guarantee by government securities 17 - 257 274 96 Total 4,045 3,866 25,607 33,518 33,854 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 108 d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 972 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 03/31/2020 12/31/2019 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,540 2,422 9,345 13,307 14,520 Quotas 636 412 83 1,131 1,148 Surety 61 65 3,137 3,263 3,223 Insurance bond 1,791 967 12,785 15,543 14,867 Guarantee by government securities 17 - 257 274 96 Total 4,045 3,866 25,607 33,518 33,854 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 108

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 109 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 109

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; · Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 110 Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; · Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 110

b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1 to March 31, 2020 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Operating revenues 19,705 7,593 1,908 29,206 (15,234) 13,972 (1) Interest margin 11,632 4,489 1,684 17,805 (15,257) 2,548 Revenues from banking services and bank charges 6,301 3,047 166 9,514 568 10,082 Income from insurance and private pension operations before claim and selling expenses 1,772 57 58 1,887 (752) 1,135 Other revenues - - - - 207 207 Cost of Credit (6,919) (3,168) - (10,087) 333 (9,754) Claims (326) (3) - (329) - (329) Operating margin 12,460 4,422 1,908 18,790 (14,901) 3,889 Other operating income / (expenses) (10,101) (3,613) (38) (13,752) 576 (13,176) (2) Non-interest expenses (8,786) (3,256) (19) (12,061) (845) (12,906) Tax expenses for ISS, PIS and COFINS and Other (1,315) (357) (19) (1,691) 1,131 (560) Share of profit or (loss) in associates and joint ventures - - - - 290 290 Net income before income tax and social contribution 2,359 809 1,870 5,038 (14,325) (9,287) Income tax and social contribution (546) 7 (436) (975) 13,940 12,965 Non-controlling interest in subsidiaries (53) (89) (9) (151) (68) (219) Net income 1,760 727 1,425 3,912 (453) 3,459 Total assets (*) - 03/31/2020 1,168,760 806,694 149,407 1,982,498 (134,396) 1,848,102 Total liabilities - 03/31/2020 1,121,238 738,752 129,607 1,847,234 (142,649) 1,704,585 (*) Includes: Investments in associates and joint ventures 1,882 - 13,831 15,713 (436) 15,277 Fixed assets, net 5,446 909 - 6,355 411 6,766 Goodwill and Intangible assets, net 6,736 8,509 - 15,245 6,119 21,364 (1) Includes interest and similar income, expenses and dividend of R$ 4,173, net gains (loss) on investment securities and derivatives of R$ (7,676) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 6,051. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,211). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 111 b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1 to March 31, 2020 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Operating revenues 19,705 7,593 1,908 29,206 (15,234) 13,972 (1) Interest margin 11,632 4,489 1,684 17,805 (15,257) 2,548 Revenues from banking services and bank charges 6,301 3,047 166 9,514 568 10,082 Income from insurance and private pension operations before claim and selling expenses 1,772 57 58 1,887 (752) 1,135 Other revenues - - - - 207 207 Cost of Credit (6,919) (3,168) - (10,087) 333 (9,754) Claims (326) (3) - (329) - (329) Operating margin 12,460 4,422 1,908 18,790 (14,901) 3,889 Other operating income / (expenses) (10,101) (3,613) (38) (13,752) 576 (13,176) (2) Non-interest expenses (8,786) (3,256) (19) (12,061) (845) (12,906) Tax expenses for ISS, PIS and COFINS and Other (1,315) (357) (19) (1,691) 1,131 (560) Share of profit or (loss) in associates and joint ventures - - - - 290 290 Net income before income tax and social contribution 2,359 809 1,870 5,038 (14,325) (9,287) Income tax and social contribution (546) 7 (436) (975) 13,940 12,965 Non-controlling interest in subsidiaries (53) (89) (9) (151) (68) (219) Net income 1,760 727 1,425 3,912 (453) 3,459 Total assets (*) - 03/31/2020 1,168,760 806,694 149,407 1,982,498 (134,396) 1,848,102 Total liabilities - 03/31/2020 1,121,238 738,752 129,607 1,847,234 (142,649) 1,704,585 (*) Includes: Investments in associates and joint ventures 1,882 - 13,831 15,713 (436) 15,277 Fixed assets, net 5,446 909 - 6,355 411 6,766 Goodwill and Intangible assets, net 6,736 8,509 - 15,245 6,119 21,364 (1) Includes interest and similar income, expenses and dividend of R$ 4,173, net gains (loss) on investment securities and derivatives of R$ (7,676) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 6,051. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,211). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 111

ITAÚ UNIBANCO HOLDING S.A. From January 1 to March 31, 2019 Activities with the Retail Wholesale ITAÚ IFRS Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 18,570 7,113 2,525 28,208 88 28,296 (1) Interest margin 10,653 4,602 2,413 17,668 (172) 17,496 Commissions and Banking Fees 6,213 2,366 43 8,622 517 9,139 Income from insurance and private pension operations before claim and selling expenses 1,704 145 69 1,918 (821) 1,097 Other revenues - - - - 564 564 Cost of Credit (3,665) (139) - (3,804) 453 (3,351) Claims (288) (11) - (299) (31) (330) Operating margin 14,617 6,963 2,525 24,105 510 24,615 Other operating income / (expenses) (9,902) (3,653) (287) (13,842) (1,235) (15,077) (2) Non-interest expenses (8,712) (3,331) (119) (12,162) (1,320) (13,482) Tax expenses for ISS, PIS and COFINS and Other (1,190) (322) (168) (1,680) (144) (1,824) Share of profit or (loss) in associates and joint ventures - - - - 229 229 Net income before income tax and social contribution 4,715 3,310 2,238 10,263 (725) 9,538 Income tax and social contribution (1,586) (937) (665) (3,188) 553 (2,635) Non-controlling interest in subsidiaries (54) (135) (9) (198) 42 (156) Net income 3,075 2,238 1,564 6,877 (130) 6,747 Total assets (*) - 12/31/2019 1,056,275 682,271 147,901 1,738,713 (101,232) 1,637,481 Total liabilities - 12/31/2019 1,013,186 625,614 104,799 1,595,865 (107,849) 1,488,016 (*) Includes: Investments in associates and joint ventures 1,911 - 13,666 15,577 (480) 15,097 Fixed assets, net 5,252 1,160 - 6,412 754 7,166 Goodwill and Intangible assets, net 6,681 7,645 - 14,326 5,393 19,719 (1) Includes interest and similar income,expenses and dividend of R$ 15,610, net gains (loss) on investment securities and derivatives of R$ 1,583 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 303. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,133). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 112 ITAÚ UNIBANCO HOLDING S.A. From January 1 to March 31, 2019 Activities with the Retail Wholesale ITAÚ IFRS Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 18,570 7,113 2,525 28,208 88 28,296 (1) Interest margin 10,653 4,602 2,413 17,668 (172) 17,496 Commissions and Banking Fees 6,213 2,366 43 8,622 517 9,139 Income from insurance and private pension operations before claim and selling expenses 1,704 145 69 1,918 (821) 1,097 Other revenues - - - - 564 564 Cost of Credit (3,665) (139) - (3,804) 453 (3,351) Claims (288) (11) - (299) (31) (330) Operating margin 14,617 6,963 2,525 24,105 510 24,615 Other operating income / (expenses) (9,902) (3,653) (287) (13,842) (1,235) (15,077) (2) Non-interest expenses (8,712) (3,331) (119) (12,162) (1,320) (13,482) Tax expenses for ISS, PIS and COFINS and Other (1,190) (322) (168) (1,680) (144) (1,824) Share of profit or (loss) in associates and joint ventures - - - - 229 229 Net income before income tax and social contribution 4,715 3,310 2,238 10,263 (725) 9,538 Income tax and social contribution (1,586) (937) (665) (3,188) 553 (2,635) Non-controlling interest in subsidiaries (54) (135) (9) (198) 42 (156) Net income 3,075 2,238 1,564 6,877 (130) 6,747 Total assets (*) - 12/31/2019 1,056,275 682,271 147,901 1,738,713 (101,232) 1,637,481 Total liabilities - 12/31/2019 1,013,186 625,614 104,799 1,595,865 (107,849) 1,488,016 (*) Includes: Investments in associates and joint ventures 1,911 - 13,666 15,577 (480) 15,097 Fixed assets, net 5,252 1,160 - 6,412 754 7,166 Goodwill and Intangible assets, net 6,681 7,645 - 14,326 5,393 19,719 (1) Includes interest and similar income,expenses and dividend of R$ 15,610, net gains (loss) on investment securities and derivatives of R$ 1,583 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 303. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,133). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 112

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 03/31/2020 12/31/2019 Brazil Abroad Total Brazil Abroad Total Non-current assets 16,038 12,092 28,130 16,123 10,762 26,885 01/01 to 03/31/2020 01/01 to 03/31/2019 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 22,631 9,661 32,292 29,831 6,389 36,220 Income from insurance and private pension operations before claim and selling expenses 1,135 - 1,135 1,060 37 1,097 Commissions and Banking Fees 9,138 944 10,082 8,240 899 9,139 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed- end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 113 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 03/31/2020 12/31/2019 Brazil Abroad Total Brazil Abroad Total Non-current assets 16,038 12,092 28,130 16,123 10,762 26,885 01/01 to 03/31/2020 01/01 to 03/31/2019 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 22,631 9,661 32,292 29,831 6,389 36,220 Income from insurance and private pension operations before claim and selling expenses 1,135 - 1,135 1,060 37 1,097 Commissions and Banking Fees 9,138 944 10,082 8,240 899 9,139 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed- end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 113

· Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. (1) Entity merged into Itaúsa Investimentos Itaú S.A. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute; (3) Entity merged into Itaú para Educação e Cultura Foundation. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 Short-term Interbank investments - 1,000 - - Other - 1,000 - - Loans 959 83 13 13 Alpargatas S.A. 2.35% to 6% / 2% CDI 416 30 11 1 Duratex S.A. CDI + 1.45% 501 - 1 - Other 113% CDI 42 53 1 12 Derivative financial instruments - assets and liabilities 123 99 (2) - Investment funds 123 99 (2) - Deposits received under securities repurchase agreements (861) (374) (27) (2) 76% to 97.5% CDI Duratex S.A. (145) (43) (1) - 75% to 101% CDI / 3.50% to 3.55% Other (716) (331) (26) (2) Amounts receivable from (payable to) related companies / Commissions and (117) (151) 9 15 Banking Fees and general and administritative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. (25) (46) 3 2 Itaú Unibanco Foundation - Supplementary Pensions (93) (93) 11 13 Itaúsa Investimentos Itaú S.A. 1 1 2 2 Olímpia Promoção e Serviços S.A. (5) (5) (9) (6) Other 5 (8) 2 4 Rent revenues (expenses) - - (9) (12) FUNBEP - Multisponsored Association - - (1) (2) Itaú Unibanco Foundation - Supplementary Pensions - - (8) (9) Other - - - (1) Donation expenses - - - (35) Itaú para Educação e Cultura Foundation - - - (35) Sponsorship expenses 20 - (3) (32) Itaú Cubo Coworking Association 20 29 (3) (4) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING, present Assets of R$ 49, Liabilities of R$ (6,272) and Results of R$ 146 (R$ 49, R$ (5,758) at 12/31/2019 and R$ (11) from 01/01 to 03/31/2019, respectively). b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 03/31/2020 03/31/2019 Fees (127) (138) Profit sharing (22) (92) (4) (4) Post-employment benefits Share-based payment plan (49) (81) (202) (315) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 114 · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. (1) Entity merged into Itaúsa Investimentos Itaú S.A. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute; (3) Entity merged into Itaú para Educação e Cultura Foundation. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 Short-term Interbank investments - 1,000 - - Other - 1,000 - - Loans 959 83 13 13 Alpargatas S.A. 2.35% to 6% / 2% CDI 416 30 11 1 Duratex S.A. CDI + 1.45% 501 - 1 - Other 113% CDI 42 53 1 12 Derivative financial instruments - assets and liabilities 123 99 (2) - Investment funds 123 99 (2) - Deposits received under securities repurchase agreements (861) (374) (27) (2) 76% to 97.5% CDI Duratex S.A. (145) (43) (1) - 75% to 101% CDI / 3.50% to 3.55% Other (716) (331) (26) (2) Amounts receivable from (payable to) related companies / Commissions and (117) (151) 9 15 Banking Fees and general and administritative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. (25) (46) 3 2 Itaú Unibanco Foundation - Supplementary Pensions (93) (93) 11 13 Itaúsa Investimentos Itaú S.A. 1 1 2 2 Olímpia Promoção e Serviços S.A. (5) (5) (9) (6) Other 5 (8) 2 4 Rent revenues (expenses) - - (9) (12) FUNBEP - Multisponsored Association - - (1) (2) Itaú Unibanco Foundation - Supplementary Pensions - - (8) (9) Other - - - (1) Donation expenses - - - (35) Itaú para Educação e Cultura Foundation - - - (35) Sponsorship expenses 20 - (3) (32) Itaú Cubo Coworking Association 20 29 (3) (4) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING, present Assets of R$ 49, Liabilities of R$ (6,272) and Results of R$ 146 (R$ 49, R$ (5,758) at 12/31/2019 and R$ (11) from 01/01 to 03/31/2019, respectively). b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 03/31/2020 03/31/2019 Fees (127) (138) Profit sharing (22) (92) (4) (4) Post-employment benefits Share-based payment plan (49) (81) (202) (315) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 114

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 115 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 115

· Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 116 · Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 116

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 117 For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 117

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 03/31/2020 12/31/2019 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,158,092 455,846 1,613,938 1,073,430 336,803 1,410,233 At Amortized Cost 815,586 343,508 1,159,094 755,773 254,871 1,010,644 Interbank deposits 13,779 37,181 50,960 10,620 23,963 34,583 Securities purchased under agreements to resell 1,926 265,409 1,271 198,428 263,483 197,157 Securities 139,343 133,119 102,651 36,692 114,046 19,073 Loan operations and lease operations 398,693 243,372 642,065 386,206 199,585 585,791 Other financial assets 70,300 33,764 104,064 75,968 18,784 94,752 (-) Provision for Expected Loss (33,320) (9,427) (42,747) (28,224) (7,805) (36,029) At Fair Value Through Other Comprehensive Income 41,953 41,983 83,936 35,990 40,670 76,660 Securities 41,953 41,983 83,936 35,990 40,670 76,660 At Fair Value Through Profit or Loss 300,553 70,355 370,908 281,667 41,262 322,929 Securities 275,435 13,688 289,123 271,470 9,605 281,075 Derivatives 25,118 56,667 81,785 10,197 31,657 41,854 Financial liabilities - provision for expected loss 4,117 574 4,691 3,581 559 4,140 Loan Commitments 3,310 338 3,648 2,909 394 3,303 Financial Guarantees 807 236 1,043 672 165 837 Off balance sheet 350,178 54,340 404,518 338,262 48,893 387,155 Financial Guarantees 54,479 15,822 70,301 52,663 14,057 66,720 Letters of credit to be released 15,910 - 15,910 15,013 - 15,013 Loan commitments 279,789 38,518 318,307 270,586 34,836 305,422 Mortgage loans 5,487 - 5,487 5,536 - 5,536 Overdraft accounts 122,778 - 122,778 124,449 - 124,449 Credit cards 148,523 3,139 151,662 138,014 2,823 140,837 Other pre-approved limits 3,001 35,379 38,380 2,587 32,013 34,600 Total 1,504,153 509,612 2,013,765 1,408,111 385,137 1,793,248 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 118 For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 03/31/2020 12/31/2019 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,158,092 455,846 1,613,938 1,073,430 336,803 1,410,233 At Amortized Cost 815,586 343,508 1,159,094 755,773 254,871 1,010,644 Interbank deposits 13,779 37,181 50,960 10,620 23,963 34,583 Securities purchased under agreements to resell 1,926 265,409 1,271 198,428 263,483 197,157 Securities 139,343 133,119 102,651 36,692 114,046 19,073 Loan operations and lease operations 398,693 243,372 642,065 386,206 199,585 585,791 Other financial assets 70,300 33,764 104,064 75,968 18,784 94,752 (-) Provision for Expected Loss (33,320) (9,427) (42,747) (28,224) (7,805) (36,029) At Fair Value Through Other Comprehensive Income 41,953 41,983 83,936 35,990 40,670 76,660 Securities 41,953 41,983 83,936 35,990 40,670 76,660 At Fair Value Through Profit or Loss 300,553 70,355 370,908 281,667 41,262 322,929 Securities 275,435 13,688 289,123 271,470 9,605 281,075 Derivatives 25,118 56,667 81,785 10,197 31,657 41,854 Financial liabilities - provision for expected loss 4,117 574 4,691 3,581 559 4,140 Loan Commitments 3,310 338 3,648 2,909 394 3,303 Financial Guarantees 807 236 1,043 672 165 837 Off balance sheet 350,178 54,340 404,518 338,262 48,893 387,155 Financial Guarantees 54,479 15,822 70,301 52,663 14,057 66,720 Letters of credit to be released 15,910 - 15,910 15,013 - 15,013 Loan commitments 279,789 38,518 318,307 270,586 34,836 305,422 Mortgage loans 5,487 - 5,487 5,536 - 5,536 Overdraft accounts 122,778 - 122,778 124,449 - 124,449 Credit cards 148,523 3,139 151,662 138,014 2,823 140,837 Other pre-approved limits 3,001 35,379 38,380 2,587 32,013 34,600 Total 1,504,153 509,612 2,013,765 1,408,111 385,137 1,793,248 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 118

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 03/31/2020% 12/31/2019 % Industry and commerce 156,985 24.5 129,998 22.2 Services 143,370 22.3 126,718 21.6 Other sectors 32,906 5.1 26,693 4.6 Individuals 308,804 48.1 302,382 51.6 Total 642,065 100.0 585,791 100.0 (*) Other financial assets 03/31/2020% 12/31/2019 % Public sector 641,403 70.5 562,485 73.5 Services 65,065 7.1 59,193 7.7 Other sectors 63,069 6.9 45,744 6.0 Financial 141,019 15.5 98,297 12.8 Total 910,556 100.0 765,719 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 119 Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 03/31/2020% 12/31/2019 % Industry and commerce 156,985 24.5 129,998 22.2 Services 143,370 22.3 126,718 21.6 Other sectors 32,906 5.1 26,693 4.6 Individuals 308,804 48.1 302,382 51.6 Total 642,065 100.0 585,791 100.0 (*) Other financial assets 03/31/2020% 12/31/2019 % Public sector 641,403 70.5 562,485 73.5 Services 65,065 7.1 59,193 7.7 Other sectors 63,069 6.9 45,744 6.0 Financial 141,019 15.5 98,297 12.8 Total 910,556 100.0 765,719 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 119

1.4.2 By type and classification of credit risk Operations and lease operations 03/31/2020 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 196,070 207,202 1,135 404,407 19,544 6,370 - 25,914 22,484 777 - 23,261 238,098 214,349 1,135 453,582 Corporate 111,881 16,231 46,292 174,404 1,222 16 203 1,441 9,372 102 3,566 13,040 122,475 16,349 50,061 188,885 Micro/Small and medium companies 84,249 50,105 4,872 139,226 8,713 2,207 70 10,990 6,925 217 65 7,207 99,887 52,529 5,007 157,423 Foreign loans - Latin America 155,838 33,390 13,415 202,643 18,252 1,583 555 20,390 7,515 107 128 7,750 181,605 35,080 14,098 230,783 Total 548,038 306,928 65,714 920,680 47,731 10,176 828 58,735 46,296 1,203 3,759 51,258 642,065 318,307 70,301 1,030,673% 59.6 33.3 7.1 100.0 81.3 17.3 1.4 100.0 90.4 2.3 7.3 100.0 62.3 30.9 6.8 100.0 12/31/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,907 197,717 861 398,485 19,070 6,437 - 25,507 21,513 763 - 22,276 240,490 204,917 861 446,268 Corporate 91,448 16,411 44,720 152,579 911 22 200 1,133 8,430 102 3,420 11,952 100,789 16,535 48,340 165,664 Micro/Small and medium companies 77,722 50,307 4,817 132,846 7,225 2,378 38 9,641 5,786 190 46 6,022 90,733 52,875 4,901 148,509 Foreign loans - Latin America 132,812 29,842 12,087 174,741 14,714 1,166 424 16,304 6,253 87 107 6,447 153,779 31,095 12,618 197,492 Total 501,889 294,277 62,485 858,651 41,920 10,003 662 52,585 41,982 1,142 3,573 46,697 585,791 305,422 66,720 957,933% 58.5 34.3 7.2 100.0 79.7 19.0 1.3 100.0 89.9 2.4 7.7 100.0 61.1 31.9 7.0 100.0 03/31/2020 12/31/2019 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 444,346 4,157 - 448,503 420,936 4,204 - 425,140 Satisfactory 99,992 18,816 - 118,808 80,106 17,871 - 97,977 Higher Risk 3,700 24,758 - 28,458 847 19,845 - 20,692 Credit-Impaired - - 46,296 46,296 - - 41,982 41,982 Total 548,038 47,731 46,296 642,065 501,889 41,920 41,982 585,791% 85.4 7.4 7.2 100.0 85.6 7.2 7.2 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 120 1.4.2 By type and classification of credit risk Operations and lease operations 03/31/2020 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 196,070 207,202 1,135 404,407 19,544 6,370 - 25,914 22,484 777 - 23,261 238,098 214,349 1,135 453,582 Corporate 111,881 16,231 46,292 174,404 1,222 16 203 1,441 9,372 102 3,566 13,040 122,475 16,349 50,061 188,885 Micro/Small and medium companies 84,249 50,105 4,872 139,226 8,713 2,207 70 10,990 6,925 217 65 7,207 99,887 52,529 5,007 157,423 Foreign loans - Latin America 155,838 33,390 13,415 202,643 18,252 1,583 555 20,390 7,515 107 128 7,750 181,605 35,080 14,098 230,783 Total 548,038 306,928 65,714 920,680 47,731 10,176 828 58,735 46,296 1,203 3,759 51,258 642,065 318,307 70,301 1,030,673% 59.6 33.3 7.1 100.0 81.3 17.3 1.4 100.0 90.4 2.3 7.3 100.0 62.3 30.9 6.8 100.0 12/31/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,907 197,717 861 398,485 19,070 6,437 - 25,507 21,513 763 - 22,276 240,490 204,917 861 446,268 Corporate 91,448 16,411 44,720 152,579 911 22 200 1,133 8,430 102 3,420 11,952 100,789 16,535 48,340 165,664 Micro/Small and medium companies 77,722 50,307 4,817 132,846 7,225 2,378 38 9,641 5,786 190 46 6,022 90,733 52,875 4,901 148,509 Foreign loans - Latin America 132,812 29,842 12,087 174,741 14,714 1,166 424 16,304 6,253 87 107 6,447 153,779 31,095 12,618 197,492 Total 501,889 294,277 62,485 858,651 41,920 10,003 662 52,585 41,982 1,142 3,573 46,697 585,791 305,422 66,720 957,933% 58.5 34.3 7.2 100.0 79.7 19.0 1.3 100.0 89.9 2.4 7.7 100.0 61.1 31.9 7.0 100.0 03/31/2020 12/31/2019 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 444,346 4,157 - 448,503 420,936 4,204 - 425,140 Satisfactory 99,992 18,816 - 118,808 80,106 17,871 - 97,977 Higher Risk 3,700 24,758 - 28,458 847 19,845 - 20,692 Credit-Impaired - - 46,296 46,296 - - 41,982 41,982 Total 548,038 47,731 46,296 642,065 501,889 41,920 41,982 585,791% 85.4 7.4 7.2 100.0 85.6 7.2 7.2 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 120

Other financial assets 03/31/2020 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 10,726 4,285 4,030 6,432 6,432 1,232 264 Government securities 380,399 380,600 380,399 - - - - Brazilian government 334,395 334,333 334,395 - - - - Other Public - 36 - - - - - Other countries 46,004 46,231 46,004 - - - - Argentina 765 810 765 - - - - United States 3,043 3,031 3,043 - - - - Mexico 7,703 7,711 7,703 - - - - Spain 4,968 4,980 4,968 - - - - Korea 3,419 3,425 3,419 - - - - Chile 16,161 16,071 16,161 - - - - Paraguay 2,634 2,831 2,634 - - - - Uruguay 632 646 632 - - - - Colombia 6,643 6,690 6,643 - - - - Peru 7 7 7 - - - - Germany 29 29 29 - - - - Corporate debt securities 117,938 116,171 113,430 900 611 6,263 3,897 Rural product note 5,983 5,964 5,824 45 40 137 119 Real estate receivables certificates 6,313 6,376 6,283 9 10 19 20 Bank deposit certificate 1,890 1,888 1,890 - - - - Debentures 54,476 51,238 50,278 602 498 5,819 3,700 Eurobonds and other 8,035 8,364 8,010 26 25 - - Financial bills 20,438 20,444 20,438 - - - - Promissory notes 6,689 6,781 6,689 - - - - Other 14,114 15,116 14,018 218 38 288 58 509,063 501,056 497,859 7,332 7,043 7,495 4,161 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 121 Other financial assets 03/31/2020 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 10,726 4,285 4,030 6,432 6,432 1,232 264 Government securities 380,399 380,600 380,399 - - - - Brazilian government 334,395 334,333 334,395 - - - - Other Public - 36 - - - - - Other countries 46,004 46,231 46,004 - - - - Argentina 765 810 765 - - - - United States 3,043 3,031 3,043 - - - - Mexico 7,703 7,711 7,703 - - - - Spain 4,968 4,980 4,968 - - - - Korea 3,419 3,425 3,419 - - - - Chile 16,161 16,071 16,161 - - - - Paraguay 2,634 2,831 2,634 - - - - Uruguay 632 646 632 - - - - Colombia 6,643 6,690 6,643 - - - - Peru 7 7 7 - - - - Germany 29 29 29 - - - - Corporate debt securities 117,938 116,171 113,430 900 611 6,263 3,897 Rural product note 5,983 5,964 5,824 45 40 137 119 Real estate receivables certificates 6,313 6,376 6,283 9 10 19 20 Bank deposit certificate 1,890 1,888 1,890 - - - - Debentures 54,476 51,238 50,278 602 498 5,819 3,700 Eurobonds and other 8,035 8,364 8,010 26 25 - - Financial bills 20,438 20,444 20,438 - - - - Promissory notes 6,689 6,781 6,689 - - - - Other 14,114 15,116 14,018 218 38 288 58 509,063 501,056 497,859 7,332 7,043 7,495 4,161 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 121

12/31/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 8,267 8,322 8,062 - - 955 205 Government securities 366,998 364,078 366,998 - - - - Brazilian government 327,681 324,637 327,681 - - - - Other countries 39,317 39,405 39,317 - - - - Argentina 318 349 318 - - - - United States 2,977 2,979 2,977 - - - - Mexico 7,820 7,820 7,820 - - - - Italy 329 328 329 - - - - Spain 4,984 4,984 4,984 - - - - Korea 3,427 3,427 3,427 - - - - Chile 12,317 12,227 12,317 - - - - Paraguay 1,782 1,959 1,782 - - - - Uruguay 710 716 710 - - - - Colombia 4,622 4,585 4,622 - - - - Germany 23 23 23 - - - - Corporate debt securities 112,936 109,169 108,685 637 402 6,784 3,849 Rural product note 5,341 5,122 5,114 62 58 204 169 Real estate receivables certificates 7,312 7,253 7,280 10 11 20 21 Bank deposit certificate 3,217 3,217 3,217 - - - - Debentures 51,510 47,751 47,607 336 283 6,311 3,620 Eurobonds and other 5,732 5,671 5,704 29 28 - - Financial bills 18,514 18,517 18,514 - - - - Promissory notes 5,311 5,314 5,311 - - - - Other 15,999 16,324 15,938 200 22 249 39 Total 488,201 481,569 483,745 637 402 7,739 4,054 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 122 12/31/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 8,267 8,322 8,062 - - 955 205 Government securities 366,998 364,078 366,998 - - - - Brazilian government 327,681 324,637 327,681 - - - - Other countries 39,317 39,405 39,317 - - - - Argentina 318 349 318 - - - - United States 2,977 2,979 2,977 - - - - Mexico 7,820 7,820 7,820 - - - - Italy 329 328 329 - - - - Spain 4,984 4,984 4,984 - - - - Korea 3,427 3,427 3,427 - - - - Chile 12,317 12,227 12,317 - - - - Paraguay 1,782 1,959 1,782 - - - - Uruguay 710 716 710 - - - - Colombia 4,622 4,585 4,622 - - - - Germany 23 23 23 - - - - Corporate debt securities 112,936 109,169 108,685 637 402 6,784 3,849 Rural product note 5,341 5,122 5,114 62 58 204 169 Real estate receivables certificates 7,312 7,253 7,280 10 11 20 21 Bank deposit certificate 3,217 3,217 3,217 - - - - Debentures 51,510 47,751 47,607 336 283 6,311 3,620 Eurobonds and other 5,732 5,671 5,704 29 28 - - Financial bills 18,514 18,517 18,514 - - - - Promissory notes 5,311 5,314 5,311 - - - - Other 15,999 16,324 15,938 200 22 249 39 Total 488,201 481,569 483,745 637 402 7,739 4,054 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 122

Other Financial Assets - Internal Classification by Level of Risk 03/31/2020 Financial Assets - At Amortized Cost Financial assets at fair value Interbank deposits and Financial Assets Fair Value through profit or loss at fair Internal rating securities purchased under Securities Through Other Total (*) agreements to resell Comprehensive Income value Low 316,369 133,446 369,009 83,936 902,760 Medium - 4,071 1,433 - 5,504 High - 1,826 466 - 2,292 Total 316,369 139,343 370,908 83,936 910,556% 34.7 15.3 40.8 9.2 100.0 (*) Includes Derivatives in the amount of R$ 81,785 at 03/31/2020. 12/31/2019 Financial Assets - At Amortized Cost Financial assets at fair value Interbank deposits and Financial Assets Fair Value through profit or loss at fair Internal rating securities purchased under Securities Through Other Total (*) agreements to resell Comprehensive Income value Low 233,011 127,251 321,595 76,660 758,517 Medium - 3,721 952 - 4,673 High - 2,147 382 - 2,529 Total 233,011 133,119 322,929 76,660 765,719% 30.4 17.4 42.2 10.0 100.0 (*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 123 Other Financial Assets - Internal Classification by Level of Risk 03/31/2020 Financial Assets - At Amortized Cost Financial assets at fair value Interbank deposits and Financial Assets Fair Value through profit or loss at fair Internal rating securities purchased under Securities Through Other Total (*) agreements to resell Comprehensive Income value Low 316,369 133,446 369,009 83,936 902,760 Medium - 4,071 1,433 - 5,504 High - 1,826 466 - 2,292 Total 316,369 139,343 370,908 83,936 910,556% 34.7 15.3 40.8 9.2 100.0 (*) Includes Derivatives in the amount of R$ 81,785 at 03/31/2020. 12/31/2019 Financial Assets - At Amortized Cost Financial assets at fair value Interbank deposits and Financial Assets Fair Value through profit or loss at fair Internal rating securities purchased under Securities Through Other Total (*) agreements to resell Comprehensive Income value Low 233,011 127,251 321,595 76,660 758,517 Medium - 3,721 952 - 4,673 High - 2,147 382 - 2,529 Total 233,011 133,119 322,929 76,660 765,719% 30.4 17.4 42.2 10.0 100.0 (*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 123

1.4.3 Collateral for loans and financial lease operations 03/31/2020 12/31/2019 Over-collateralized assets Under-collateralized assets Over-collateralized assets  Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 67,389 173,810 2,189 2,028 65,921 170,045 1,997 1,867 (1) Personal 1,065 3,264 792 754 978 2,982 857 819 (2) Vehicles 17,861 37,119 1,356 1,244 17,720 37,355 1,102 1,020 (3) Mortgage loans 48,463 133,427 41 30 47,223 129,708 38 28 Very small, small and middle-market (4) companies and corporates 122,292 320,167 10,316 5,988 115,608 311,043 11,097 6,142 (4) Foreign loans - Latin America 146,695 268,925 11,064 5,245 123,367 222,300 7,348 2,841 Total 336,376 762,902 23,569 13,261 304,896 703,388 20,442 10,850 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations R$ 282,120 (R$ 260,453 at 12/31/2019) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 124 1.4.3 Collateral for loans and financial lease operations 03/31/2020 12/31/2019 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 67,389 173,810 2,189 2,028 65,921 170,045 1,997 1,867 (1) Personal 1,065 3,264 792 754 978 2,982 857 819 (2) Vehicles 17,861 37,119 1,356 1,244 17,720 37,355 1,102 1,020 (3) Mortgage loans 48,463 133,427 41 30 47,223 129,708 38 28 Very small, small and middle-market (4) companies and corporates 122,292 320,167 10,316 5,988 115,608 311,043 11,097 6,142 (4) Foreign loans - Latin America 146,695 268,925 11,064 5,245 123,367 222,300 7,348 2,841 Total 336,376 762,902 23,569 13,261 304,896 703,388 20,442 10,850 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations R$ 282,120 (R$ 260,453 at 12/31/2019) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 124

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 99 (R$ 390 at 12/31/2019), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 125 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 99 (R$ 390 at 12/31/2019), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 125

· Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 03/31/2020, the average total VaR in Historical Simulation was R$ 375 or 0.3% of total stockholders’ equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders’ equity). VaR Total (Historical Simulation) (Reais million) (*) (*) 03/31/2020 12/31/2019 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group Interest rates 933 464 1,961 1,642 816 652 960 813 Currencies 26 9 71 60 28 11 59 11 27 14 37 26 30 14 57 29 Shares Commodities 2 1 4 1 2 1 5 1 Effect of diversification - - - (966) - - - (576) Total risk 375 258 763 763 334 209 472 278 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 126 · Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 03/31/2020, the average total VaR in Historical Simulation was R$ 375 or 0.3% of total stockholders’ equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders’ equity). VaR Total (Historical Simulation) (Reais million) (*) (*) 03/31/2020 12/31/2019 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group Interest rates 933 464 1,961 1,642 816 652 960 813 Currencies 26 9 71 60 28 11 59 11 27 14 37 26 30 14 57 29 Shares Commodities 2 1 4 1 2 1 5 1 Effect of diversification - - - (966) - - - (576) Total risk 375 258 763 763 334 209 472 278 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 126

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 03/31/2020 12/31/2019 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 363,115 379,653 163,083 502,987 203,212 1,612,050 264,750 382,751 141,277 443,579 203,328 1,435,685 Financial assets At amortized cost 316,682 339,146 120,660 268,245 112,473 1,157,206 222,026 354,893 102,649 244,862 111,666 1,036,096 Compulsory deposits in the Central Bank of Brazil 62,841 - - - - 62,841 86,836 - - - - 86,836 Interbank deposits 33,542 7,555 4,335 5,259 201 50,892 23,337 4,448 3,290 3,474 32 34,581 Securities purchased under agreements to resell 111,760 153,611 - 11 22 265,404 22,617 175,643 - - 162 198,422 Securities 1,676 15,164 19,919 58,253 40,992 136,004 1,290 13,659 14,817 56,178 44,522 130,466 Loan and lease operations 106,863 162,816 96,406 204,722 71,258 642,065 87,946 161,143 84,542 185,210 66,950 585,791 At fair value through other comprehensive income 2,924 5,419 11,756 42,131 21,706 83,936 2,464 4,524 3,284 46,456 19,932 76,660 At fair value through profit and loss 43,509 35,088 30,667 192,611 69,033 370,908 40,260 23,334 35,344 152,261 71,730 322,929 Securities 32,434 21,141 18,127 168,319 49,102 289,123 33,262 15,420 32,299 137,612 62,482 281,075   Derivatives 11,075 13,947 12,540 24,292 19,931 81,785 6,998 7,914 3,045 14,649 9,248 41,854 Financial liabilities 568,433 126,490 128,089 384,792 114,031 1,321,835 508,064 115,876 74,582 309,571 86,135 1,094,228 At amortized cost 558,649 109,172 112,282 356,923 96,510 1,233,536 501,401 106,763 71,460 288,584 77,991 1,046,199 Deposits 297,803 45,519 50,767 193,218 19,443 606,750 272,447 38,873 22,877 154,032 18,831 507,060 Securities sold under repurchase agreements 237,569 2,847 5,773 24,488 27,729 298,406 218,055 4,121 1,700 13,309 19,398 256,583 Interbank market funds 15,763 56,906 46,400 66,385 2,680 188,134 9,845 54,141 41,253 66,818 2,805 174,862 Institutional market funds 7,040 3,433 8,843 70,820 46,658 136,794 600 8,472 4,763 53,452 36,957 104,244 Premium bonds plans 474 467 499 2,012 - 3,452 454 1,156 867 973 - 3,450 At fair value through profit and loss 9,784 17,318 15,807 27,869 17,521 88,299 6,663 9,113 3,122 20,987 8,144 48,029 Derivatives 9,784 17,294 15,796 27,800 17,461 88,135 6,653 9,100 3,096 20,906 8,073 47,828 Structured notes - 24 11 69 60 164 10 13 26 81 71 201 (*) Difference assets / liabilities (205,318) 253,163 34,994 118,195 89,181 290,215 (243,314) 266,875 66,695 134,008 117,193 341,457 Cumulative difference (205,318) 47,845 82,839 201,034 290,215 (243,314) 23,561 90,256 224,264 341,457 Ratio of cumulative difference to total interest-bearing assets -12.7% 3.0% 5.1% 12.5% 18.0% -16.9% 1.6% 6.3% 15.6% 23.8% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 127 2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 03/31/2020 12/31/2019 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 363,115 379,653 163,083 502,987 203,212 1,612,050 264,750 382,751 141,277 443,579 203,328 1,435,685 Financial assets At amortized cost 316,682 339,146 120,660 268,245 112,473 1,157,206 222,026 354,893 102,649 244,862 111,666 1,036,096 Compulsory deposits in the Central Bank of Brazil 62,841 - - - - 62,841 86,836 - - - - 86,836 Interbank deposits 33,542 7,555 4,335 5,259 201 50,892 23,337 4,448 3,290 3,474 32 34,581 Securities purchased under agreements to resell 111,760 153,611 - 11 22 265,404 22,617 175,643 - - 162 198,422 Securities 1,676 15,164 19,919 58,253 40,992 136,004 1,290 13,659 14,817 56,178 44,522 130,466 Loan and lease operations 106,863 162,816 96,406 204,722 71,258 642,065 87,946 161,143 84,542 185,210 66,950 585,791 At fair value through other comprehensive income 2,924 5,419 11,756 42,131 21,706 83,936 2,464 4,524 3,284 46,456 19,932 76,660 At fair value through profit and loss 43,509 35,088 30,667 192,611 69,033 370,908 40,260 23,334 35,344 152,261 71,730 322,929 Securities 32,434 21,141 18,127 168,319 49,102 289,123 33,262 15,420 32,299 137,612 62,482 281,075 Derivatives 11,075 13,947 12,540 24,292 19,931 81,785 6,998 7,914 3,045 14,649 9,248 41,854 Financial liabilities 568,433 126,490 128,089 384,792 114,031 1,321,835 508,064 115,876 74,582 309,571 86,135 1,094,228 At amortized cost 558,649 109,172 112,282 356,923 96,510 1,233,536 501,401 106,763 71,460 288,584 77,991 1,046,199 Deposits 297,803 45,519 50,767 193,218 19,443 606,750 272,447 38,873 22,877 154,032 18,831 507,060 Securities sold under repurchase agreements 237,569 2,847 5,773 24,488 27,729 298,406 218,055 4,121 1,700 13,309 19,398 256,583 Interbank market funds 15,763 56,906 46,400 66,385 2,680 188,134 9,845 54,141 41,253 66,818 2,805 174,862 Institutional market funds 7,040 3,433 8,843 70,820 46,658 136,794 600 8,472 4,763 53,452 36,957 104,244 Premium bonds plans 474 467 499 2,012 - 3,452 454 1,156 867 973 - 3,450 At fair value through profit and loss 9,784 17,318 15,807 27,869 17,521 88,299 6,663 9,113 3,122 20,987 8,144 48,029 Derivatives 9,784 17,294 15,796 27,800 17,461 88,135 6,653 9,100 3,096 20,906 8,073 47,828 Structured notes - 24 11 69 60 164 10 13 26 81 71 201 (*) Difference assets / liabilities (205,318) 253,163 34,994 118,195 89,181 290,215 (243,314) 266,875 66,695 134,008 117,193 341,457 Cumulative difference (205,318) 47,845 82,839 201,034 290,215 (243,314) 23,561 90,256 224,264 341,457 Ratio of cumulative difference to total interest-bearing assets -12.7% 3.0% 5.1% 12.5% 18.0% -16.9% 1.6% 6.3% 15.6% 23.8% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 127

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.3% or R$ 313.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 128 2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.3% or R$ 313.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 128

03/31/2020 12/31/2019 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 297,803 606,750 272,447 507,060 Demand deposits 101,711 101,711 12.1 82,306 82,306 11.5 Savings deposits 149,600 149,600 17.8 144,558 144,558 20.2 Time deposits 45,053 350,704 41.7 44,855 277,166 38.8 Other 1,439 4,735 0.6 728 3,030 0.4 Proceeds of acceptances and securities (1) issues 10,606 154,146 18.3 4,293 143,569 20.1 (2) Funds from own issue 177 4,166 0.5 235 5,258 0.7 Subordinated debt 5,294 76,255 9.1 2 59,462 8.3 Total 313,880 841,317 100.0 276,977 715,349 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 221.7 billion and accounted for 70.6% of the short term redeemable obligations, 26.4% of total funding, and 17.8% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 03/31/2020 12/31/2019 Liquidity indicators % % (1) (2) 70.6 62.4 Net assets / customers funds within 30 days (1) (3) 26.4 24.2 Net assets / total customers funds (1) (4) Net assets / total financial assets 17.8 16.6 (1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,247,275 (R$ 1,040,865 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 129 03/31/2020 12/31/2019 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 297,803 606,750 272,447 507,060 Demand deposits 101,711 101,711 12.1 82,306 82,306 11.5 Savings deposits 149,600 149,600 17.8 144,558 144,558 20.2 Time deposits 45,053 350,704 41.7 44,855 277,166 38.8 Other 1,439 4,735 0.6 728 3,030 0.4 Proceeds of acceptances and securities (1) issues 10,606 154,146 18.3 4,293 143,569 20.1 (2) Funds from own issue 177 4,166 0.5 235 5,258 0.7 Subordinated debt 5,294 76,255 9.1 2 59,462 8.3 Total 313,880 841,317 100.0 276,977 715,349 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 221.7 billion and accounted for 70.6% of the short term redeemable obligations, 26.4% of total funding, and 17.8% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 03/31/2020 12/31/2019 Liquidity indicators % % (1) (2) 70.6 62.4 Net assets / customers funds within 30 days (1) (3) 26.4 24.2 Net assets / total customers funds (1) (4) Net assets / total financial assets 17.8 16.6 (1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,247,275 (R$ 1,040,865 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 129

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 03/31/2020 12/31/2019 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash 38,275 - - - 38,275 30,367 - - - 30,367 Interbank investments 152,342 146,632 4,253 1,647 304,874 69,756 151,497 1,444 1,191 223,888 (2) 27,813 - - - 27,813 26,797 - - - 26,797 Securities purchased under agreements to resell – Collateral held Securities purchased under agreements to resell – Collateral repledge 88,447 137,035 - - 225,482 17,871 144,234 - - 162,105 (4) 36,082 9,597 4,253 1,647 51,579 25,088 7,263 1,444 1,191 34,986 Interbank deposits Securities 161,866 16,373 14,380 93,663 286,282 131,195 17,669 19,846 108,011 276,721 Government securities - available 151,342 300 302 4,763 156,707 111,487 300 302 4,763 116,852 Government securities – under repurchase commitments 223 2,966 7,122 13,899 24,210 7,744 6,616 12,445 25,366 52,171 Private securities - available 10,259 10,984 4,846 50,947 77,036 11,964 10,181 4,967 56,839 83,951 Private securities – under repurchase commitments 42 2,123 2,110 24,054 28,329 - 572 2,132 21,043 23,747 Derivative financial instruments - Net position 11,075 26,487 7,576 36,647 81,785 6,998 10,959 5,355 18,542 41,854 Swaps 505 6,922 4,727 32,989 45,143 107 4,039 4,464 17,848 26,458 Options 3,561 8,533 1,381 566 14,041 4,696 3,043 500 217 8,456 Forwards (onshore) 1,892 1,758 19 - 3,669 940 1,207 15 - 2,162 Other derivatives 5,117 9,274 1,449 3,092 18,932 1,255 2,670 376 477 4,778 (3) 75,231 224,043 104,120 257,151 660,545 63,401 197,090 93,203 236,982 590,676 Loans and financial operations Total financial assets 438,789 413,535 130,329 389,108 1,371,761 301,717 377,215 119,848 364,726 1,163,506 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 67,772 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 11,057 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 60,005 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,853 (R$ 2,451 at 12/31/2019). (4) Includes R$ 30,836 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 130 Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 03/31/2020 12/31/2019 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash 38,275 - - - 38,275 30,367 - - - 30,367 Interbank investments 152,342 146,632 4,253 1,647 304,874 69,756 151,497 1,444 1,191 223,888 (2) 27,813 - - - 27,813 26,797 - - - 26,797 Securities purchased under agreements to resell – Collateral held Securities purchased under agreements to resell – Collateral repledge 88,447 137,035 - - 225,482 17,871 144,234 - - 162,105 (4) 36,082 9,597 4,253 1,647 51,579 25,088 7,263 1,444 1,191 34,986 Interbank deposits Securities 161,866 16,373 14,380 93,663 286,282 131,195 17,669 19,846 108,011 276,721 Government securities - available 151,342 300 302 4,763 156,707 111,487 300 302 4,763 116,852 Government securities – under repurchase commitments 223 2,966 7,122 13,899 24,210 7,744 6,616 12,445 25,366 52,171 Private securities - available 10,259 10,984 4,846 50,947 77,036 11,964 10,181 4,967 56,839 83,951 Private securities – under repurchase commitments 42 2,123 2,110 24,054 28,329 - 572 2,132 21,043 23,747 Derivative financial instruments - Net position 11,075 26,487 7,576 36,647 81,785 6,998 10,959 5,355 18,542 41,854 Swaps 505 6,922 4,727 32,989 45,143 107 4,039 4,464 17,848 26,458 Options 3,561 8,533 1,381 566 14,041 4,696 3,043 500 217 8,456 Forwards (onshore) 1,892 1,758 19 - 3,669 940 1,207 15 - 2,162 Other derivatives 5,117 9,274 1,449 3,092 18,932 1,255 2,670 376 477 4,778 (3) 75,231 224,043 104,120 257,151 660,545 63,401 197,090 93,203 236,982 590,676 Loans and financial operations Total financial assets 438,789 413,535 130,329 389,108 1,371,761 301,717 377,215 119,848 364,726 1,163,506 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 67,772 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 11,057 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 60,005 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,853 (R$ 2,451 at 12/31/2019). (4) Includes R$ 30,836 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 130

Undiscounted future flows, except for derivatives which are fair value 03/31/2020 12/31/2019 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 298,440 99,741 31,961 248,928 679,070 266,690 69,367 20,555 211,531 568,143 Demand deposits 101,711 - - - 101,711 82,306 - - - 82,306 Savings deposits 149,600 - - - 149,600 144,558 - - - 144,558 Time deposit 44,958 98,094 31,123 248,795 422,970 37,570 68,757 20,502 211,395 338,224 Interbank deposits 2,156 1,647 838 133 4,774 2,247 610 53 136 3,046 Other deposits 15 - - - 15 9 - - - 9 Compulsory deposits (35,575) (9,755) (3,032) (19,410) (67,772) (38,576) (14,067) (4,110) (34,495) (91,248) Demand deposits (4,931) - - - (4,931) (4,412) - - - (4,412) Savings deposits (26,090) - - - (26,090) (26,234) - - - (26,234) Time deposit (4,554) (9,755) (3,032) (19,410) (36,751) (7,930) (14,067) (4,110) (34,495) (60,602) (1) Securities sold under repurchase agreements 281,316 5,206 6,496 26,872 319,890 246,499 6,509 5,218 17,585 275,811 Government securities 216,922 1,216 3,700 26,845 248,683 200,499 344 1,720 17,553 220,116 Private securities 18,055 3,058 2,796 27 23,936 17,978 2,810 3,498 32 24,318 Foreign 46,339 932 - - 47,271 28,022 3,355 - - 31,377 (2) 10,254 39,005 42,818 77,836 169,913 4,335 47,697 39,505 67,435 158,972 Proceeds of acceptances and securities issues (3) Loans and onlending obligations 7,602 83,997 7,272 7,301 106,172 6,368 65,182 6,259 7,462 85,271 (4) 1,015 10,894 15,042 60,770 87,721 251 6,594 11,794 53,745 72,384 Subordinated debt Derivative financial instruments - Net position 9,784 33,090 8,495 36,766 88,135 6,653 12,196 9,458 19,521 47,828 Swaps 722 13,503 6,580 33,596 54,401 326 5,218 8,349 19,034 32,927 Option 3,299 10,651 1,094 644 15,688 3,668 4,567 571 255 9,061 Forward (onshore) 1,931 - - - 1,931 753 1 - - 754 Other derivatives 3,832 8,936 821 2,526 16,115 1,906 2,410 538 232 5,086 Total financial liabilities 572,836 262,178 109,052 439,063 1,383,129 492,220 193,478 88,679 342,784 1,117,161 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 03/31/2020 12/31/2019 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days Financial Guarantees 4,586 19,823 8,313 37,579 70,301 1,286 19,447 9,359 36,628 66,720 Commitments to be released 133,347 17,927 6,434 160,599 318,307 125,664 22,818 7,064 149,876 305,422 Letters of credit to be released 15,910 - - - 15,910 15,013 - - - 15,013 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 242 - - 242 - 273 - - 273 Total 153,843 37,992 14,747 198,178 404,760 141,963 42,538 16,423 186,504 387,428 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 131 Undiscounted future flows, except for derivatives which are fair value 03/31/2020 12/31/2019 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 298,440 99,741 31,961 248,928 679,070 266,690 69,367 20,555 211,531 568,143 Demand deposits 101,711 - - - 101,711 82,306 - - - 82,306 Savings deposits 149,600 - - - 149,600 144,558 - - - 144,558 Time deposit 44,958 98,094 31,123 248,795 422,970 37,570 68,757 20,502 211,395 338,224 Interbank deposits 2,156 1,647 838 133 4,774 2,247 610 53 136 3,046 Other deposits 15 - - - 15 9 - - - 9 Compulsory deposits (35,575) (9,755) (3,032) (19,410) (67,772) (38,576) (14,067) (4,110) (34,495) (91,248) Demand deposits (4,931) - - - (4,931) (4,412) - - - (4,412) Savings deposits (26,090) - - - (26,090) (26,234) - - - (26,234) Time deposit (4,554) (9,755) (3,032) (19,410) (36,751) (7,930) (14,067) (4,110) (34,495) (60,602) (1) Securities sold under repurchase agreements 281,316 5,206 6,496 26,872 319,890 246,499 6,509 5,218 17,585 275,811 Government securities 216,922 1,216 3,700 26,845 248,683 200,499 344 1,720 17,553 220,116 Private securities 18,055 3,058 2,796 27 23,936 17,978 2,810 3,498 32 24,318 Foreign 46,339 932 - - 47,271 28,022 3,355 - - 31,377 (2) 10,254 39,005 42,818 77,836 169,913 4,335 47,697 39,505 67,435 158,972 Proceeds of acceptances and securities issues (3) Loans and onlending obligations 7,602 83,997 7,272 7,301 106,172 6,368 65,182 6,259 7,462 85,271 (4) 1,015 10,894 15,042 60,770 87,721 251 6,594 11,794 53,745 72,384 Subordinated debt Derivative financial instruments - Net position 9,784 33,090 8,495 36,766 88,135 6,653 12,196 9,458 19,521 47,828 Swaps 722 13,503 6,580 33,596 54,401 326 5,218 8,349 19,034 32,927 Option 3,299 10,651 1,094 644 15,688 3,668 4,567 571 255 9,061 Forward (onshore) 1,931 - - - 1,931 753 1 - - 754 Other derivatives 3,832 8,936 821 2,526 16,115 1,906 2,410 538 232 5,086 Total financial liabilities 572,836 262,178 109,052 439,063 1,383,129 492,220 193,478 88,679 342,784 1,117,161 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 03/31/2020 12/31/2019 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days Financial Guarantees 4,586 19,823 8,313 37,579 70,301 1,286 19,447 9,359 36,628 66,720 Commitments to be released 133,347 17,927 6,434 160,599 318,307 125,664 22,818 7,064 149,876 305,422 Letters of credit to be released 15,910 - - - 15,910 15,013 - - - 15,013 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 242 - - 242 - 273 - - 273 Total 153,843 37,992 14,747 198,178 404,760 141,963 42,538 16,423 186,504 387,428 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 131

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity 03/31/2020 12/31/2019 Stockholders’ equity attributable to controlling interests 123,624 131,987 Non-controlling interests 11,934 11,110 Change in interest in subsidiaries in a capital transaction 270 259 Consolidated Stockholders’ Equity (BACEN) 135,828 143,356 Common Equity Tier I Prudential Adjustments (28,160) (26,028) Common Equity Tier I 107,668 117,328 Instruments Eligible to Comprise Additional Tier I 17,201 11,266 Additional Tier I Prudential Adjustments 111 102 Additional Tier I Capital 17,312 11,368 Tier I (Common Equity Tier I + Additional Tier I Capital) 124,980 128,696 Instruments Eligible to Comprise Tier II 14,175 11,833 Tier II Prudential Adjustments 63 67 Tier II 14,238 11,900 Referential Equity (Tier I + Tier II) 139,218 140,596 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 132 c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity 03/31/2020 12/31/2019 Stockholders’ equity attributable to controlling interests 123,624 131,987 Non-controlling interests 11,934 11,110 Change in interest in subsidiaries in a capital transaction 270 259 Consolidated Stockholders’ Equity (BACEN) 135,828 143,356 Common Equity Tier I Prudential Adjustments (28,160) (26,028) Common Equity Tier I 107,668 117,328 Instruments Eligible to Comprise Additional Tier I 17,201 11,266 Additional Tier I Prudential Adjustments 111 102 Additional Tier I Capital 17,312 11,368 Tier I (Common Equity Tier I + Additional Tier I Capital) 124,980 128,696 Instruments Eligible to Comprise Tier II 14,175 11,833 Tier II Prudential Adjustments 63 67 Tier II 14,238 11,900 Referential Equity (Tier I + Tier II) 139,218 140,596 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 132

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of March 2020, totaling R$ 52,157. Account balance Principal amount Name of security / currency Issue Maturity Return p.a. (original currency) 03/31/2020 12/31/2019 Subordinated financial bills - BRL 111% of CDI 2 1 2012 2020 - 20 IPCA + 6% to 6.17% - 49 6 2011 2021 109.25% to 110.5% of CDI 14 14 IPCA + 5.15% to 5.83% 4,9 94 2,307 2012 2022 5,1 37 20 IGPM + 4.63% 31 30 2,354 Total 5,182 5,089 Subordinated euronotes - USD 6.20% 4,0 41 990 2010 2020 5,294 1,000 2010 2021 5.75% 5,265 4,1 52 5.75% to 6.20% 2,9 52 730 2011 2021 3,891 6.20% 2,218 550 2012 2021 2,8 59 2,600 2012 2022 5.50% to 5.65% 13 ,578 10 ,673 7,5 02 1,851 2012 2023 5.13% 9,801 7,721 Total 40 ,688 31,538 Debt instruments eligible as capital - USD 740 2019 2029 4.50% 3,910 - 740 Total 3,910 - Debt instruments eligible as capital - BRL 50 2019 2028 CDI + 0.72% 51 - 2,2 80 2029 CDI + 0.75% 2,326 - 2,3 30 Total 2,3 77 - Total 36 ,627 52 ,157 The subordinated debts issued in November 2019 on the international market, US$ 750 million in Subordinated Notes, and on the domestic market R$ 2,330 in Financial Subordinated Notes that have a repurchase option as from 2024, were approved by BACEN for the composition of the Tier II Capital, according to the eligible value, increasing by 0.6 p.p. the Basel ratio of ITAÚ UNIBANCO HOLDING. III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD 03/31/2020 12/31/2019 (1) 917,107 784,730 Credit risk (RWA ) CPAD (2) 33,934 25,002 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 92,476 81,568 OPAD Total risk-weighted assets 1,043,517 891,300 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 133 Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of March 2020, totaling R$ 52,157. Account balance Principal amount Name of security / currency Issue Maturity Return p.a. (original currency) 03/31/2020 12/31/2019 Subordinated financial bills - BRL 111% of CDI 2 1 2012 2020 - 20 IPCA + 6% to 6.17% - 49 6 2011 2021 109.25% to 110.5% of CDI 14 14 IPCA + 5.15% to 5.83% 4,9 94 2,307 2012 2022 5,1 37 20 IGPM + 4.63% 31 30 2,354 Total 5,182 5,089 Subordinated euronotes - USD 6.20% 4,0 41 990 2010 2020 5,294 1,000 2010 2021 5.75% 5,265 4,1 52 5.75% to 6.20% 2,9 52 730 2011 2021 3,891 6.20% 2,218 550 2012 2021 2,8 59 2,600 2012 2022 5.50% to 5.65% 13 ,578 10 ,673 7,5 02 1,851 2012 2023 5.13% 9,801 7,721 Total 40 ,688 31,538 Debt instruments eligible as capital - USD 740 2019 2029 4.50% 3,910 - 740 Total 3,910 - Debt instruments eligible as capital - BRL 50 2019 2028 CDI + 0.72% 51 - 2,2 80 2029 CDI + 0.75% 2,326 - 2,3 30 Total 2,3 77 - Total 36 ,627 52 ,157 The subordinated debts issued in November 2019 on the international market, US$ 750 million in Subordinated Notes, and on the domestic market R$ 2,330 in Financial Subordinated Notes that have a repurchase option as from 2024, were approved by BACEN for the composition of the Tier II Capital, according to the eligible value, increasing by 0.6 p.p. the Basel ratio of ITAÚ UNIBANCO HOLDING. III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD 03/31/2020 12/31/2019 (1) 917,107 784,730 Credit risk (RWA ) CPAD (2) 33,934 25,002 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 92,476 81,568 OPAD Total risk-weighted assets 1,043,517 891,300 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 133

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 03/31/2020 12/31/2019 Credit Risk Weighted Assets (RWA ) 917,107 784,730 CPAD Securities 52,734 54,715 Loan Operations - Retail 139,669 139,522 Loan Operations - Non-Retail 313,534 274,324 Joint Liabilities - Retail 146 150 Joint Liabilities - Non-Retail 49,149 45,657 Loan Commitments - Retail 39,662 37,700 Loan Commitments - Non-Retail 11,406 11,138 Derivatives – Future potential gain 5,684 4,787 Intermediation 1,791 2,422 Other exposures 303,332 214,315 b)    Market Risk 03/31/2020 12/31/2019 Market Risk Weighted Assets - Standard Aproach (RWA ) 39,942 28,328 MPAD Operations subject to interest rate variations 35,707 24,724 Fixed rate denominated in reais 2,851 5,273 Foreign exchange coupons 17,726 13,118 Price index coupon 15,130 6,333 Operations subject to commodity price variation 1,343 1,087 Operations subject to stock price variation 490 1,162 Operations subject to risk exposures in gold, foreign currency and foreign exchange 2,402 1,355 variation (*) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 31,954 22,662 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 33,934 25,002 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (6,008) (3,326) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 33,934 25,002 MINT (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 03/31/2020, RWA totaled R$ 33,934, that corresponds to the need of capital calculated through the internal methodology, above MINT the value of 80% of RWA , which totaled R$ 31,954. MPAD c) Operational Risk 03/31/2020 12/31/2019 Operating Risk-Weighted Assets (RWA ) OPAD 92,476 81,568 Retail 14,431 14,005 Commercial 28,718 27,536 Corporate finance 3,416 2,746 Negotiation and sales 23,490 15,430 Payments and settlement 8,696 8,802 Financial agent services 4,596 4,641 Asset management 8,806 8,101 Retail brokerage 323 307 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 134 The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 03/31/2020 12/31/2019 Credit Risk Weighted Assets (RWA ) 917,107 784,730 CPAD Securities 52,734 54,715 Loan Operations - Retail 139,669 139,522 Loan Operations - Non-Retail 313,534 274,324 Joint Liabilities - Retail 146 150 Joint Liabilities - Non-Retail 49,149 45,657 Loan Commitments - Retail 39,662 37,700 Loan Commitments - Non-Retail 11,406 11,138 Derivatives – Future potential gain 5,684 4,787 Intermediation 1,791 2,422 Other exposures 303,332 214,315 b) Market Risk 03/31/2020 12/31/2019 Market Risk Weighted Assets - Standard Aproach (RWA ) 39,942 28,328 MPAD Operations subject to interest rate variations 35,707 24,724 Fixed rate denominated in reais 2,851 5,273 Foreign exchange coupons 17,726 13,118 Price index coupon 15,130 6,333 Operations subject to commodity price variation 1,343 1,087 Operations subject to stock price variation 490 1,162 Operations subject to risk exposures in gold, foreign currency and foreign exchange 2,402 1,355 variation (*) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 31,954 22,662 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 33,934 25,002 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (6,008) (3,326) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 33,934 25,002 MINT (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 03/31/2020, RWA totaled R$ 33,934, that corresponds to the need of capital calculated through the internal methodology, above MINT the value of 80% of RWA , which totaled R$ 31,954. MPAD c) Operational Risk 03/31/2020 12/31/2019 Operating Risk-Weighted Assets (RWA ) OPAD 92,476 81,568 Retail 14,431 14,005 Commercial 28,718 27,536 Corporate finance 3,416 2,746 Negotiation and sales 23,490 15,430 Payments and settlement 8,696 8,802 Financial agent services 4,596 4,641 Asset management 8,806 8,101 Retail brokerage 323 307 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 134

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 13.3% at March 31, 2020, 2.5 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the quarter and issuance of level 1 and level 2 debts. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 55,737, well above the ACP of R$ 36,523 and generously covered by available capital. 03/31/2020 12/31/2019 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 46,958 107,668 4.5% 10.3% 40,108 117,328 4.5% 13.2% Additional Tier I Capital - 17,312 - - - 11,368 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 62,611 124,980 6.0% 12.0% 53,478 128,696 6.0% 14.4% Tier II - 14,238 - - - 11,900 - - Referential Equity (Tier I + Tier II) 83,481 139,218 8.0% 13.3% 71,304 140,596 8.0% 15.8% Amount Required for Additional Capital Buffers (ACP) 36,523 3.5% 31,195 3.5% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 03/31/2020 , fixed assets ratio reached 27.2%, showing a surplus of R$ 31,751. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 135 The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 13.3% at March 31, 2020, 2.5 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the quarter and issuance of level 1 and level 2 debts. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 55,737, well above the ACP of R$ 36,523 and generously covered by available capital. 03/31/2020 12/31/2019 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 46,958 107,668 4.5% 10.3% 40,108 117,328 4.5% 13.2% Additional Tier I Capital - 17,312 - - - 11,368 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 62,611 124,980 6.0% 12.0% 53,478 128,696 6.0% 14.4% Tier II - 14,238 - - - 11,900 - - Referential Equity (Tier I + Tier II) 83,481 139,218 8.0% 13.3% 71,304 140,596 8.0% 15.8% Amount Required for Additional Capital Buffers (ACP) 36,523 3.5% 31,195 3.5% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 03/31/2020 , fixed assets ratio reached 27.2%, showing a surplus of R$ 31,751. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 135

VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 136 VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 136

II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral. · Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk · Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2019 Sensitivity Test 03/31/2020 Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 25 - 25 - 5% decrease (37) (1) (37) (1) Risk-free Interest Rates 0.1% increase 61 12 61 12 0.1% decrease (63) (12) (63) (12) Conversion in Income Rates 5% increase 20 - 20 - 5% decrease (21) - (21) - Claims 5% increase - (47) - (47) 5% decrease - 47 - 47 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 137 II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral. · Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk · Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2019 Sensitivity Test 03/31/2020 Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 25 - 25 - 5% decrease (37) (1) (37) (1) Risk-free Interest Rates 0.1% increase 61 12 61 12 0.1% decrease (63) (12) (63) (12) Conversion in Income Rates 5% increase 20 - 20 - 5% decrease (21) - (21) - Claims 5% increase - (47) - (47) 5% decrease - 47 - 47 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 137

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 01/01 to 03/31/2020 01/01 to 03/31/2019 Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) Individuals Group accident insurance 212 212 100.0 181 181 100.0 Individual accident 50 50 100.0 58 58 100.0 Credit life 185 185 100.0 240 240 100.0 Group life 223 223 100.0 228 228 100.0 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 03/31/2020 12/31/2019 0 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,433 (2.37) 5,495 (2.57) National Treasury Notes (NTN-B) 7,007 (8.06) 8,675 (9.42) Chile Government securities (BTU) - - 152 (0.04) Private securities Indexed to IPCA 77 (0.01) 83 (0.01) Indexed to PRE 153 (0.01) 142 (0.01) Indexed to CLP - - 79 - Indexed to CLF - - 6 - Shares - - 6 - Post-fixed assets 2,115 - 2,297 - Under agreements to resell 1,266 - 777 - Total 16,051 17,712 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 138 b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 01/01 to 03/31/2020 01/01 to 03/31/2019 Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) Individuals Group accident insurance 212 212 100.0 181 181 100.0 Individual accident 50 50 100.0 58 58 100.0 Credit life 185 185 100.0 240 240 100.0 Group life 223 223 100.0 228 228 100.0 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 03/31/2020 12/31/2019 0 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,433 (2.37) 5,495 (2.57) National Treasury Notes (NTN-B) 7,007 (8.06) 8,675 (9.42) Chile Government securities (BTU) - - 152 (0.04) Private securities Indexed to IPCA 77 (0.01) 83 (0.01) Indexed to PRE 153 (0.01) 142 (0.01) Indexed to CLP - - 79 - Indexed to CLF - - 6 - Shares - - 6 - Post-fixed assets 2,115 - 2,297 - Under agreements to resell 1,266 - 777 - Total 16,051 17,712 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 138

b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. 03/31/2020 12/31/2019 Liabilities Assets Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) amounts DU DU amounts DU DU Insurance operations Backing asset Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,303 59.0 22.9 2,343 59.1 22.9 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 844 52.1 30.1 876 49.9 29.0 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 13 7.9 22.9 13 7.9 22.9 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 17 188.5 28.7 204 16.9 2.6 222.4 22.9 222.4 22.9 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 2 2 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 250 7.1 104.5 250 6.9 104.5 Subtotal Subtotal 3,429 3,688 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 89 126.2 82.6 89 126.2 82.6 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 11.1 20.8 13 11.1 20.8 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 49 11.1 20.8 47 11.1 20.8 22 11.1 20.8 22 11.1 20.8 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 288 11.1 20.8 318 11.1 20.8 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,885 126.2 82.7 2,781 126.2 82.8 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and (3) debentures 198,376 180.6 57.0 204,394 180.6 57.0 LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,198 199.8 110.1 5,099 199.8 110.1 Mathematical reserve for benefits to be granted – traditional Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,273 199.7 110.1 1,273 199.7 110.1 610 199.8 110.1 610 199.8 110.1 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures Subtotal Subtotal 208,802 214,646 Total technical reserves Total backing assets 212,231 218,334 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 139 b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. 03/31/2020 12/31/2019 Liabilities Assets Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) amounts DU DU amounts DU DU Insurance operations Backing asset Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,303 59.0 22.9 2,343 59.1 22.9 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 844 52.1 30.1 876 49.9 29.0 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 13 7.9 22.9 13 7.9 22.9 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 17 188.5 28.7 204 16.9 2.6 222.4 22.9 222.4 22.9 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 2 2 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 250 7.1 104.5 250 6.9 104.5 Subtotal Subtotal 3,429 3,688 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 89 126.2 82.6 89 126.2 82.6 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 11.1 20.8 13 11.1 20.8 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 49 11.1 20.8 47 11.1 20.8 22 11.1 20.8 22 11.1 20.8 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 288 11.1 20.8 318 11.1 20.8 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,885 126.2 82.7 2,781 126.2 82.8 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and (3) debentures 198,376 180.6 57.0 204,394 180.6 57.0 LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,198 199.8 110.1 5,099 199.8 110.1 Mathematical reserve for benefits to be granted – traditional Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,273 199.7 110.1 1,273 199.7 110.1 610 199.8 110.1 610 199.8 110.1 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures Subtotal Subtotal 208,802 214,646 Total technical reserves Total backing assets 212,231 218,334 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 139

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 88.02% (86.02% at 12/31/2019). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30%, and IRB Brasil Resseguros with 30% (same percentage (%) as in 12/31/2019) II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 03/31/2020 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 3,170 30,449 191,170 224,789 Medium - - (5) (5) High - - 2 2 Total 3,170 30,449 191,167 224,786% 1.4 13.6 85.0 100.0 (*) Includes Derivatives in the amount of R$ 2,364. 12/31/2019 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 3,027 31,342 197,940 232,309 Medium - - 2 2 High - - - - Total 3,027 31,342 197,942 232,311% 1.3 13.5 85.2 100.0 (*) Includes Derivatives in the amount of R$ 960. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 140 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 88.02% (86.02% at 12/31/2019). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30%, and IRB Brasil Resseguros with 30% (same percentage (%) as in 12/31/2019) II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 03/31/2020 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 3,170 30,449 191,170 224,789 Medium - - (5) (5) High - - 2 2 Total 3,170 30,449 191,167 224,786% 1.4 13.6 85.0 100.0 (*) Includes Derivatives in the amount of R$ 2,364. 12/31/2019 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Total Internal rating purchased under agreements to Securities loss (*) resell Low 3,027 31,342 197,940 232,309 Medium - - 2 2 High - - - - Total 3,027 31,342 197,942 232,311% 1.3 13.5 85.2 100.0 (*) Includes Derivatives in the amount of R$ 960. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 140

Note 33 – Supplementary information “Coronavirus” COVID-19 relief efforts On April 06, 2020, ITAÚ UNIBANCO HOLDING held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the new COVID-19 pandemic. ITAÚ UNIBANCO HOLDING is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO HOLDING maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss – Securities, 6 – Derivatives, 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities, 10 - Loan and lease operations portfólio and Note 28 – Fair value of financial instruments. Note 34 - Subsequent Event A R$1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. ITAÚ UNIBANCO HOLDING adds the initiative “Todos pela Saúde” to other ones, such as the donation of R$ 250 million that has been allocated to different projects for improving Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protection masks, health equipment, hygiene kits, and food. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 141 Note 33 – Supplementary information “Coronavirus” COVID-19 relief efforts On April 06, 2020, ITAÚ UNIBANCO HOLDING held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the new COVID-19 pandemic. ITAÚ UNIBANCO HOLDING is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO HOLDING maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss – Securities, 6 – Derivatives, 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities, 10 - Loan and lease operations portfólio and Note 28 – Fair value of financial instruments. Note 34 - Subsequent Event A R$1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. ITAÚ UNIBANCO HOLDING adds the initiative “Todos pela Saúde” to other ones, such as the donation of R$ 250 million that has been allocated to different projects for improving Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protection masks, health equipment, hygiene kits, and food. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2020 141